Exhibit 99.1

2018

Annual Information Form

Franco Nevada
The GOLD Investment that WORKS

10 YEARS SINCE IPO

i

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, the terms “Franco-Nevada”, “FNV”, “Company”, “Corporation”, “our” and “we” refer to Franco-Nevada Corporation and its subsidiaries.  For reporting purposes, the Corporation presents its financial statements in United States dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  All dollar amounts in this Annual Information Form (“AIF”) are expressed in United States dollars, except as otherwise indicated.  References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars.

The information contained in this AIF is as of December 31, 2017, unless otherwise indicated.  More current information may be available on our public website at www.franco-nevada.com or on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.  In addition, we generally maintain supporting materials on our website which may assist in reviewing (but are not to be considered part of) this AIF including Franco-Nevada’s 2018 Asset Handbook, a Glossary of Non-Technical Terms, Glossary of Technical Terms, Certain Oil & Natural Gas Terms and a Metric Conversion Table.

FORWARD LOOKING STATEMENTS

This AIF contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces (“GEOs”) will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco‑Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in this AIF are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco‑Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this AIF filed with the Canadian securities regulatory authorities on www.sedar.com and the U.S. Securities and Exchange Commission (the “SEC”) on www.sec.gov.  The forward looking statements herein are made as of the date of this AIF only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

CAUTIONARY NOTE REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This AIF has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all mineral resource and reserve estimates included in this AIF have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws.  Accordingly, information containing descriptions of the Corporation’s mineral properties set forth herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.  For more information, see “Reconciliation to CIM Definitions”.

EXCHANGE RATE INFORMATION

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the exchange rate published by the Bank of Canada.

	Years ended December 31,
	2017(1)	2016(2)	2015(2)
High	$1.3743	$1.4589	$1.3990
Low	$1.2128	$1.2544	$1.1728
Average for the Period	$1.2986	$1.3248	$1.2787
End of Period	$1.2545	$1.3427	$1.3840

(1)As of March 1, 2017, the Bank of Canada began to publish new foreign exchange rates once a day, by 16:30 ET, in the form of a single indicative rate per currency pair, which represents a daily average rate for that currency against the Canadian dollar. The Bank of Canada ceased to publish the noon rate as of April 28, 2017.

(2)Based on the noon rate published by the Bank of Canada.

On March 27, 2018 the daily average exchange rate was US$1.00 = C$1.2869 as published by the Bank of Canada.

COMMODITY PRICE INFORMATION

	Spot Commodity Prices
	Gold/oz	Silver/oz	Platinum/oz	Palladium/oz	Oil/C$ bbl	Gas/C$ mcf
	(LBMA Gold Price PM)	(LBMA Silver Price)	(London PM Fix)	(London PM Fix)	(Edmonton Light)	(AECO-C)
Average for 2015	$1,160	$15.68	$1,054	$691	$57	$2.56
Average for 2016	$1,248	$17.20	$987	$613	$53	$2.07
Average for 2017	$1,257	$17.05	$948	$870	$63	$2.09

THE CORPORATION

Name, Address and Incorporation

Franco-Nevada was incorporated under the Canada Business Corporations Act on October 17, 2007 and was amalgamated with Franco-Nevada Canada Corporation, its wholly-owned subsidiary, on January 1, 2008. Franco-Nevada’s head office and registered office is currently located at Suite 2000, Commerce Court West, 199 Bay Street, Toronto, Ontario  M5L 1G9.  Franco-Nevada has additional offices in Hastings, Christ Church, Barbados, Denver, Colorado and Perth, Australia, all of which are used to manage its asset portfolio and pursue new investment opportunities.

Intercorporate Relationships

Franco-Nevada has sixteen wholly-owned subsidiaries:  Franco-Nevada Alberta Holdings ULC, Franco-Nevada U.S. Holding Corp., Franco-Nevada U.S. Corporation, Franco-Nevada Idaho Corporation, Franco-Nevada Delaware LLC, Franco-Nevada Texas LP, Franco-Nevada Australia Pty Ltd., Franco-Nevada GLW Holdings Corp., Franco-Nevada (Barbados) Corporation (“FN Barbados”), Franco-Nevada Alberta Corporation, Franco-Nevada Mexico Corporation, S.A. de C.V., Franco-Nevada Canada Holdings Corp., FN Holdings ULC, Franco-Nevada LRC Holdings Corp., Minera Global Copper Chile S.A. and FN Subco Inc.  All subsidiaries are wholly-owned by Franco-Nevada either directly or indirectly and are existing under the laws of the jurisdictions set out below.

Franco-Nevada Corporation (Canada)
100%
Franco-Nevada Alberta Holdings ULC (Alberta)
100%
Franco-Nevada Australia Pty Ltd. (Australia)
100%
Franco-Nevada GLW Holdings Corp. (British Columbia)
100%
Franco-Nevada Alberta Corporation (Alberta)
100%
Franco-Nevada Canada Holdings Corp. (Canada)
100%
Franco-Nevada LRC Holdings Corp. (British Columbia)
100%
FN Subco Inc. (British Columbia)
100%
Franco-Nevada U.S. Holding Corp. (Delaware)
100%
Franco-Nevada (Barbados) Corporation (Barbados)
1%
99%
Franco-Nevada Mexico Corporation, S.A. de C.V. (Mexico)
100%
FN Holdings ULC (Alberta)
100%
Minera Global Copper Chile S.A. (Chile)
100%
Franco-Nevada U.S. Corporation (Delaware)
100%
Franco-Nevada Idaho Corporation (Delaware)
100%
Franco-Nevada Delaware LLC (Delaware)
99%
1%
Franco-Nevada Texas LP (Texas)

GENERAL DEVELOPMENT OF FRANCO-NEVADA’S BUSINESS

Overview

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•Exposure to precious metals price optionality;

•A perpetual discovery option over large areas of geologically prospective lands with no additional cost other than the initial investment;

•Limited exposure to many of the risks associated with operating companies;

•A free cash-flow business with limited cash calls;

•A high-margin business that can generate cash through the entire commodity cycle;

•A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and

•A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its initial public offering ten years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s Relative Share Price Performance

500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
FNV
(TSX)
Outperforming both
Gold Equities and Gold Itself
(Chart to March 16, 2018)
Gold Price
S&P/TSX Global
Gold Index
FNV IPO:
Dec 2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Note: FNV (TSX) and S&P/TSX Global Gold Index converted to USD.

Franco-Nevada currently operates a small organization.  As of March 28, 2018, Franco-Nevada has 32 full-time employees and 7 part-time contractors.  As such, Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to the immediate and future operations of Franco-Nevada are of significant importance. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.  For additional information, see “Risk Factors”.

Investment Process and Corporate Policies

Franco-Nevada currently does not operate any of the mineral or oil & gas assets in which it has royalty, stream or other interests.  However, Franco-Nevada recognizes its business model is dependent on the industry operating in a responsible fashion and actively supports the industry in its efforts and initiatives.  Franco-Nevada may from time to time engage in exploration efforts as part of advancing a property or to conduct due diligence in advance of undertaking an investment.  When doing so, Franco-Nevada undertakes to be guided by the Principles and Guidance for a Framework of Responsible Exploration as set forth by the e3Plus program of the Prospectors and Developers Association of Canada.  A detailed description of Franco-Nevada’s investment process can be found on the Corporation’s website at www.franco-nevada.com.

Franco-Nevada has adopted policies relating to its business conduct, including a code of business conduct and ethics, a business integrity policy, a whistleblower policy, a policy concerning confidentiality, fair disclosure and trading in securities, a discrimination, harassment and equal opportunity policy, an investment principles (environmental, social and governance) policy, a corporate responsibility policy and a health and safety policy.  Additional information relating to these and other policies can be found on the Corporation’s website at www.franco-nevada.com and are also contained in Franco-Nevada’s information circular dated March 22, 2018 for its annual and special meeting of shareholders scheduled to be held on May 9, 2018.  See “Statement of Governance Practices” in such circular.

Three-Year History

2015

Acquisition of Dublin Gulch (Eagle) Royalty Interest

On January 14, 2015, Franco-Nevada acquired royalties on the Eagle deposit located in the Yukon for $7.0 million.

Acquisition of Ring of Fire Royalty Interests

On April 28, 2015, Franco-Nevada acquired certain royalty rights including in the Ring of Fire mining district of Ontario by providing $28.5 million in loan and royalty financing to Noront Resources Ltd.

Franco-Nevada Credit Facility

On May 22, 2015, Franco-Nevada amended its revolving term credit facility with Canadian Imperial Bank of Commerce, as Administrative Agent, which increased the amount available to $750.0 million and extended the maturity to May 2020.  On November 12, 2015, the Company entered into an agreement to increase its credit facility to $1.0 billion while maintaining a $250.0 million accordion and extending the maturity to November 2020. On March 22, 2017, the Company extended the maturity to March 2022.  On March 7, 2018, the Company further extended the maturity to March 22, 2023.

Acquisition of Antamina Silver Stream

On October 7, 2015, the Company, through a wholly-owned Canadian subsidiary, acquired a silver stream from Teck Resources Limited (“Teck”) on production from the Antamina mine located in Peru.  In exchange for a $610.0 million advance payment, the Company will purchase all recovered silver from Teck’s attributable 22.5% interest in the Antamina mine, subject to a fixed silver payability of 90%.

The Company will pay 5% of the spot silver price for each ounce delivered under the stream agreement.  The stream will reduce by one-third after 86 million ounces of silver have been delivered under the stream agreement, which is estimated to occur in 30 years assuming current throughput.

Cobre Panama Precious Metals Stream

On October 7, 2015, the Company announced it had finalized terms of a replacement precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project located in Panama.  This stream covered First Quantum’s 80% interest in the Cobre Panama project.  For additional Cobre Panama developments, see “2017 – Additional Cobre Panama Precious Metals Stream” below.

Acquisition of Additional Weyburn Unit Working Interest

On November 6, 2015, Franco-Nevada purchased an additional 0.29% working interest in the Weyburn Unit for C$6.4 million.

2016

Equity Financing

On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19,228,000 Common Shares, including the exercise in full by the underwriters of an over-allotment option of 2,508,000 Common Shares, at a price of $47.85 per Common Share.  The net proceeds to the Company were $883.5 million after deducting underwriters’ commissions and offering expenses of $36.6 million.  The Common Shares were sold on a bought deal basis pursuant to an underwriting agreement dated February 11, 2016 (the “2016 Underwriting Agreement”) between Franco-Nevada and a syndicate of investment dealers led by BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc.

Acquisition of Antapaccay Precious Metals Stream

On February 26, 2016, the Company through its wholly-owned subsidiary, FN Barbados, acquired, from Glencore plc (“Glencore”), a precious metals stream with reference to production from the Antapaccay mine (the “Glencore Stream”).  The Antapaccay mine is located in Southern Peru and is wholly-owned and operated by Glencore and its subsidiaries.  FN Barbados made a one-time $500 million advance payment for the Glencore Stream.  In accordance with the terms of the stream agreement, gold and silver deliveries to FN Barbados will initially be determined by reference to copper shipments until 630,000 ounces of refined gold and 10 million ounces of refined silver have been delivered. For each 1,000 tonnes of copper in concentrate shipped, FN Barbados will receive 300 ounces of gold and 4,700 ounces of silver until the previously mentioned thresholds are met. Thereafter, FN Barbados will receive 30% of the gold and silver shipped.  FN Barbados will make ongoing payments of 20% of the spot gold and silver price per ounce delivered and 30% of the respective spot prices once 750,000 ounces of gold and 12.8 million ounces of silver have been delivered.

Restructuring of Castle Mountain Royalty

On June 16, 2016, Franco-Nevada and NewCastle Gold Ltd. (“NewCastle”) completed the restructuring of Franco-Nevada’s existing royalties at the Castle Mountain gold project in California, U.S., into a single 2.65% royalty covering a larger property for C$2.2 million in cash.

In addition, Franco-Nevada purchased units of NewCastle which were exchanged for 3,174,545 common shares and 1,587,272 warrants in Equinox Gold Corp. (“Equinox”) in connection with the merger of NewCastle, Anfield Gold Corp. and Trek Mining Inc. to form Equinox Gold in December 2017.  The warrants have an expiry date of May 9, 2021.

Kirkland Lake Buy-Back

In October 2016, Kirkland Lake Gold Inc. (“Kirkland Lake”) exercised its option to buy back 1% of an overlying 2.5% NSR for an aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds attributable to the buy-back portion of the NSR paid to Franco-Nevada prior to the date of the buy-back).  The NSR, which covers all of Kirkland Lake’s properties (including the Macassa mine), was acquired in October 2013 for $50.0 million.

Acquisition of STACK Royalty Portfolio and Mineral Title

On December 19, 2016, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired a package of royalty rights in the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma’s Anadarko Basin for a price of $100.0 million.  The two primary operators of the lands are Newfield Exploration Company and Devon Energy Corporation.  Both companies have stated that STACK is a major focus of their capital spending, a portion of which is expected to be on the royalty lands.  Full-field development is getting underway and is expected to grow royalty revenue in future years.  The royalties consist of mineral title rights and GORRs which apply to approximately 1,200 acres (net after royalties) that, with pooling, provides exposure to an estimated gross acreage of 74,880 acres with an estimated average royalty rate of 1.61%.

2017 & 2018 Recent Developments

Acquisition of Midland Basin Royalty Portfolio

On March 13, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, entered into an agreement to purchase a royalty portfolio in the Midland Basin of West Texas for $110.0 million.  Following completion of title due diligence, the first part of the portfolio was acquired for $89.8 million and closed on May 24, 2017.  The acquisition of the second part of the portfolio closed on August 8, 2017. The total purchase price was $114.6 million including adjustments for title due diligence and the acquisition of the second part of the portfolio.  The Midland Basin forms the eastern half of the broader Permian Basin.

FN Barbados Credit Facility

On March 20, 2017, the Company’s wholly-owned subsidiary, FN Barbados, entered into an unsecured revolving credit facility (the “FNBC Credit Facility”).  The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings.  On February 21, 2018, FN Barbados extended the FNBC Credit Facility to March 20, 2019.

Acquisition of Railroad Royalty Interest

On May 26, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired an existing 1% NSR on certain claims that comprise the Railroad deposit located on the Carlin Trend in north-central Nevada for cash consideration of $0.9 million.

Acquisition of Additional STACK Royalty Portfolio and Mineral Title

On June 30, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, entered into an agreement to purchase for $27.6 million, a second package of mineral title in the core of the STACK shale play in Oklahoma from a private company.  The transaction closed on November 1, 2017.  The Company has the right to royalties on production beginning from June 1, 2017.  Revenue from the royalties attributable to the mineral title is expected to grow with further development of the play.

Acquisition of Royalty on the Orion Thermal Project

On September 29, 2017, Franco-Nevada acquired a 4% GORR applicable to the Clearwater Formation within the Orion Thermal Project (“Orion”) in the Cold Lake region of Alberta from Osum Oil Sands Corp. (“Osum”) for cash consideration of C$92.5 million. Osum will use a portion of the proceeds to fund expansions at Orion.  On January 28, 2018, Osum announced plans to double production by accelerating the expansion of Phase 2C, which will now be constructed with the Phase 2B expansion.  Together, the two phases are expected to increase production capacity to over 18,000 barrels per day.

Acquisition of Delaware Basin Royalty Portfolio

On October 16, 2017, the Company, through a wholly-owned U.S. subsidiary, entered into an agreement to purchase a royalty portfolio in the Delaware Basin constituting the western portion of the Permian Basin for $101.3 million.  The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.  The transaction closed on February 20, 2018 and has an effective date of October 1, 2017.

Additional Cobre Panama Precious Metals Stream

On September 7, 2017, the Company announced it had agreed to terms with First Quantum to purchase an additional precious metals stream on the Cobre Panama project for $178.0 million.  This agreement was expanded to $356.0 million on January 22, 2018 to also include a precious metals stream on Korea Resources Corp.’s (“KORES”) 10% indirect interest.  The purchase price was paid as a one-time advance payment on March 16, 2018.  Franco-Nevada now has exposure to the precious metals produced from 100% of the ownership of the Cobre Panama project comprising two precious metals streams with slightly different terms:

•	Fixed Payment Stream – First Quantum’s original 80% interest in the Cobre Panama project which has been in place since 2015.
•	Floating Payment Stream – First Quantum’s additional 10% interest in the project and KORES’ 10% indirect interest.

Under the terms of the Fixed Payment Stream, Franco-Nevada will provide a maximum of $1 billion pro-rated to First Quantum’s share of the capital costs.  As of December 31, 2017, Franco-Nevada has provided $727 million with the remaining $273 million to be funded to project completion.

The amount of precious metals deliverable under both the Fixed Payment Stream and Floating Payment Stream is indexed off total project metal-in-concentrate shipped.  The main difference between the Fixed Payment Stream and the Floating Payment Stream is the ongoing price per ounce paid.  The ongoing payment of the Fixed Payment Stream is fixed per ounce payments of $418/oz gold and $6.27/oz silver with a 1.5% annual inflation factor until 1,341,000 ounces of gold and 21,510,000 ounces of silver have been delivered following which the ongoing payment will be the greater of the fixed price and 50% of the spot price.  The Floating Payment Stream ongoing price per ounce for deliveries is 20% of the spot price until 604,000 ounces of gold and 9,618,000 ounces of silver have been delivered following which the ongoing payment will be 50% of the spot price.

Acquisition of Bowen Basin Coal Royalties

On February 28, 2018, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of metallurgical coal royalties located in the Bowen Basin of Queensland, Australia for a cash consideration of A$4.2 million.  The portfolio includes certain claims that comprise the producing Moorvale mine, Olive Downs project which had filed permitting applications, and another 33 exploration tenements.  The Bowen Basin Coal royalty is a production payment of A$0.10 per tonne, adjusted for consumer price index changes since December 31, 1997.

2018 Guidance

The following contains forward looking statements about our guidance for 2018.  Reference should be made to the “Forward Looking Statements” section at the beginning of this AIF.  For a description of material factors that could cause our actual results to differ materially from the forward looking statements below, please see the “Forward Looking Statements” section of this AIF and the “Risk Factors” section of this AIF filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the SEC on www.sec.gov.  2018 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

For 2018, the Company is pleased to provide the following guidance:

	2018 Guidance	2017 Actual	2016 Actual
Mineral assets - GEO production(1)(2)	460,000 – 490,000 GEOs	497,745 GEOs	464,383 GEOs
Oil & Gas assets – Revenue(3)	$50.0 million - $60.0 million	$47.0 million	$30.1 million
(1)	Of the 460,000 to 490,000 GEOs, Franco-Nevada expects to receive 305,000 to 335,000 GEOs under its various stream agreements, compared to 350,827 GEOs in 2017.
(2)	In forecasting GEOs for 2018, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,300/oz Au, $17.00/oz Ag, $950/oz Pt and $1,050/oz Pd.
(3)

In forecasting revenue from Oil & Gas assets for 2018, the WTI oil price is assumed to average $55 per barrel with a $4.80 per barrel price differential between the Edmonton Light and realized prices for Canadian oil.

More specifically, we expect the following with respect to our key asset categories for 2018:

•Precious Metals – Latin America:  GEOs from Latin America are expected to decrease, reflecting decreased production from Candelaria as 2018 is a transition year as Lundin Mining Corporation (“Lundin”) implements its revised mine plan.  Over the life of mine, Franco-Nevada will receive higher cumulative precious metals ounces, than previously expected based on Lundin’s November 30, 2017 technical report.  Less gold ounces from Guadalupe-Palmarejo are expected as 2017 was a very strong production year.  These decreases in GEOs will be partially offset by a production increase from Antapaccay as the mine sequencing moves to a new phase of production with higher grades. Guidance for 2018 assumes no GEOs will be realized from Cobre Panama before year end.

•Precious Metals – U.S.:  GEOs from U.S. gold assets are expected to be slightly lower in 2018 compared to 2017. Lower production is expected at South Arturo due to the end of mining in Phase 2 and the beginning of stripping in phase 1 and El Nino. Bald Mountain’s production is anticipated to be lower in 2018 due to the transitioning of mining from the Top pit to Vantage basin. This will be partly offset by higher production from Goldstrike, as a result of mine sequencing.

•Precious Metals – Canada:  GEOs earned from Canadian assets in 2018 are expected to increase, reflecting increased production from Detour, Hemlo, Sudbury and Golden Highway.

•Precious Metals – Rest of World:  GEOs from Rest of World assets are forecasted to increase compared to 2017, reflecting production increases from Tasiast and Subika due to recently completed expansions partially being offset by a production decrease from Mine Waste Solutions (“MWS”) as 2017 was an exceptionally strong year.

•Other Minerals:  GEOs from other minerals are expected to be slightly lower in 2018.

•Oil & Gas:  Oil & gas revenues are expected to increase in 2018 compared to 2017, as a result of an increase in revenue primarily from Weyburn and Orion Thermal Project.

We expect to fund between $230 to $250 million of the Cobre Panama precious metals stream deposit in 2018, exclusive of the $356.0 million funded pursuant to the closing of the additional stream. In 2017, the Company funded a total of $264.4 million, for a total of $726.6 million of its $1 billion commitment.

In addition, the Company estimates depletion and depreciation expense to be $250.0 million to $280.0 million for 2018.

Franco-Nevada strives to generate greater than 80% of revenue from precious metals over a long-term horizon which includes gold, silver and PGM. In the short-term, we may diverge from the long-term target based on opportunities available. With 90.3% of revenue earned from precious metals in 2017, the Company has the flexibility to consider diversification opportunities outside of the precious metals’ space and increase its exposure to other commodities.

EXPLANATION OF ROYALTIES, STREAMS AND OTHER INTERESTS

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. The granting of a royalty to a person usually arises as a result of: (i) paying part of the consideration payable to land owners, prospectors or junior mining companies for the purchase of their property interests; (ii) providing capital in exchange for granting a royalty; or (iii) converting a participating interest in a joint venture relationship into a royalty.

Royalties are not typically working interests in a property.  Therefore, depending on the nature of the royalty interest and the laws applicable to the royalty and project, the royalty holder is generally not responsible for, and has no obligation to contribute, additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. Typically, royalty interests are established through a contract between the royalty holder and the property owner, although many jurisdictions permit the holder to also register or otherwise record evidence of a royalty interest in applicable mineral title or land registries. The unique characteristics of royalties may provide royalty holders with special commercial benefits not available to the property owner because the royalty holder may enjoy the upside potential of the property with reduced risk.

Revenue-based Royalties:  The majority of royalty revenues that Franco-Nevada receives are royalties based on revenues from the value of production. The key types of revenue-based royalties are described in general terms below:

Net Smelter Return (“NSR”) royalties are based on the value of production or net proceeds received by the operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the royalty agreement. For gold royalties, the deductions are generally minimal, while for base metal projects the deductions can be much more substantial. This type of royalty generally provides cash flow that is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gross Royalties (“GR”) or Gross Overriding Royalties (“GORR”) are based on the total revenue stream from the sale of production from the property with few, if any, deductions.  Some contracts refer to gross proceeds (“GP”) which have been characterized as comparable to GRs in this document.

Overriding Royalties (“ORR”) and Lessor or Freehold Royalties (“FH”) are based on the proceeds from gross production and are usually free of any operating, capital and environmental costs. These terms are usually applied in the oil & gas industry.

Profit-based Royalties: Franco-Nevada also receives a portion of its revenues from royalties that are calculated based on profits, as described below:

Net Profit Interest (“NPI”) is based on the profit realized after deducting costs related to production as set out in the royalty agreement.  NPI payments generally begin after payback of capital costs.  Although the royalty holder is generally not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and royalties payable.

Net Royalty Interest (“NRI”) is paid net of operating and capital costs similar to an NPI.

Fixed Royalties:  Franco-Nevada has a small number of fixed royalties. These are royalties that are paid based on a set rate per tonne mined, produced or processed or even a minimum for a period of time rather than as a percentage of revenue or profits. These types of royalties are more common for iron ore, coal and industrial minerals and usually do not have exposure to changes in the underlying commodity price.

The royalty types listed above can include additional provisions that allow them to change character in different circumstances or have varying rates. Some examples are as follows:

Minimum Royalty (“MR”) is a provision included in some royalties that requires fixed payments at a certain level even if the project is not producing, or the project is producing at too low a rate to achieve the minimum.

Advance Minimum Royalty (“AMR”) is similar to an MR except that, once production begins, the minimum payments already paid are often credited against subsequent royalty payments from production that exceeds the minimum.

Sliding Scale Royalty (“Sliding Scale” or “ss”) refers to royalties where the royalty percentage is variable. Generally this royalty percentage is indexed to metal prices or a production threshold.  Generally, a minimum or maximum percentage would be applied to such a royalty.

Capped Royalty (“Capped”) refers to royalties that expire or cease payment after a particular cumulative royalty amount has been paid or a set production volume threshold or time period has been reached.

Royalties can be commodity specific and, for instance, apply only to gold or hydrocarbons or have varying royalty structures for different commodities from the same property. Royalties can be restricted or varied by metallurgy, ore type or even by stratigraphic horizon. Generally, the contract terms for royalties in the oil & gas business are more standardized than those found in the mineral business.

Streams:  Streams are distinct from royalties.  They are metal purchase agreements where, in exchange for an upfront deposit and ongoing payments for metal delivered, the holder purchases all or a portion of one or more metals produced from a mine, at a preset price.  In the case of gold, the agreements typically provide for the purchase price to be the spot price at the time of delivery with a fixed price per ounce (typically $400 with a small inflationary adjustment or a percentage of spot price for gold) payable in cash and the balance paid by applying the upfront deposit.  Once the upfront deposit is fully applied, the purchase price is typically, in the case of streams which provide for a fixed price per ounce as opposed to a percentage of the spot price, the lesser of the fixed price per ounce payable in cash and the spot price at the time of delivery.  Precious metals streams are well suited to co-product production providing incentive to the operator to produce the precious metals.  Because streams can also be used as a form of financing a project, the stream structure may also help maintain the borrowing capacity for the project.  Streams can provide higher leverage to commodity price changes as a result of the fixed purchase price per ounce.

Working Interests (“WI”):  A working interest is significantly different than a royalty or stream in that a holder of a WI owns an undivided possessory interest in the land or leasehold itself, and is liable for its share of capital, operating and environmental costs, usually in proportion to its ownership percentage, and it receives its pro-rata share of revenue. Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs.

Example of a Royalty (NSR or NPI) versus a Stream

Assume for one ounce of gold, a sales price of $1,300, a “stream cost” of $400 per ounce and an “all-in sustaining cost”(1) of $750 per ounce.  Also assume that Franco-Nevada has a 4% NSR, a 4% NPI or WI or a 4% stream.

			Developed
	NSR	Stream	NPI or WI
One ounce sold at	$1,300	$1,300	$1,300
Applicable cost	—	$400	$750	(1)
Margin for calculation	$1,300	$900	$550

NSR, Stream or NPI %	4%	4%	4%
Revenue per ounce to FNV	$52	$36	$22

(1)

For applicable costs for a developed NPI or WI, Franco-Nevada is, for illustrative purposes, assuming Barrick Gold Corporation’s (“Barrick”) 2017 all-in sustaining cash cost measure, as Barrick is the operator of two assets at which Franco-Nevada has NPI interests.

Based on the above economics, a comparable percentage NSR is greater than 2.35 times more valuable than an equivalent Developed NPI or WI and 44% more valuable than a stream interest.  With changes to the gold price, the NPI or WI would demonstrate the most leverage while the NSR would provide the most down side protection.  The stream provides commodity price leverage similar to a low cost operating company with more certainty as to future costs.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties in which Franco-Nevada holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at March 16, 2018 (except where stated otherwise), and none of this information has been independently verified by Franco-Nevada.  Specifically, as a royalty or stream holder, Franco-Nevada has limited, if any, access to properties included in its asset portfolio.  Additionally, Franco-Nevada may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public.  Franco-Nevada is dependent on the operators of the properties and their qualified persons to provide information to Franco-Nevada or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Franco-Nevada holds royalty, stream or other interests and generally has limited or no ability to independently verify such information.  Although Franco-Nevada does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate.  Some information publicly reported by operators may relate to a larger property than the area covered by Franco-Nevada’s royalty, stream or other interest. Franco-Nevada’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Except where otherwise noted, the disclosure in this AIF relating to mineral reserve and mineral resource statements for individual properties is made as at December 31, 2017.  In addition, numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators may have been rounded by Franco-Nevada and, therefore, there may be some inconsistencies between the significant digits presented in this AIF and the information publicly disclosed by owners and operators.

Franco-Nevada considers its stream interests in the Antapaccay project, the Antamina project, the Candelaria project and the Cobre Panama project to be its only material mineral projects for the purposes of NI 43-101.  Franco-Nevada will continue to assess the materiality of its assets as new assets are acquired or move into production.  Previously, the Corporation provided selected mineral asset descriptions for certain revenue contributors (excluding the material projects) but has not done so in this year’s AIF since these assets are not material.  As well, the Corporation previously provided oil and gas reserves data.  Given the current proportion of oil and gas assets in its overall portfolio, Franco-Nevada is not providing oil and gas reserves data.  For additional information, please refer to Franco-Nevada’s 2018 Asset Handbook which can be found on our website.

Information contained in this AIF with respect to each of the Antapaccay project, the Antamina project, the Candelaria project and the Cobre Panama project has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

The disclosure contained in this AIF of a scientific or technical nature for the Antapaccay project is based on (i) the information disclosed in the document entitled “Antapaccay Mining and Technical Information” and dated effective February 10, 2016, which document was prepared by Compañía Minera Antapaccay S.A. (“CM Antapaccay”), the owner and operator of the Antapaccay project and an indirect wholly-owned subsidiary of Glencore, available on CM Antapaccay’s website at www.glencoreperu.pe; (ii) the Glencore Statement of Resources & Reserves as at December 31, 2017; and (iii) the news release dated February 1, 2018 of Glencore containing the Glencore 2017 Production Report, each available on Glencore’s website.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Antamina project is based on (i) the information disclosed in the annual information form of Teck dated February 26, 2018 and filed under Teck’s SEDAR profile on February 28, 2018; (ii) the technical report entitled “Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru 2010” and dated January 31, 2011, which technical report was prepared for Compañía Minera Antamina S.A. (“CM Antamina”), and filed under Teck’s SEDAR profile on March 22, 2011; and (iii) the news release dated February 1, 2018 of Glencore containing the Glencore 2017 Production Report, available on Glencore’s website.

The disclosure contained in this AIF of a scientific or technical nature for the Candelaria project is based on (i) the technical report entitled “Technical Report for the Candelaria Copper Mining Complex, Atacama Province, Region III, Chile” dated November 30, 2017, which technical report was prepared for Lundin and filed under Lundin’s SEDAR profile on November 30, 2017 (the “Candelaria Technical Report”); (ii) the technical report entitled “Technical Report for the Candelaria Copper Mining Complex, Atacama Province, Region III, Chile” dated January 17, 2017 which technical report was prepared for Lundin and filed under Lundin’s SEDAR profile on January 17, 2017; and (iii) the management’s discussion and analysis of Lundin for the year ended December 31, 2017, dated as of February 15, 2018 and filed under Lundin’s SEDAR profile on February 15, 2018.

The disclosure contained in this AIF for the Cobre Panama project is based on (i) the technical report entitled “Cobre Panamá Project -- Colón Province, Republic of Panamá -- NI 43 - 101 Technical Report” and dated June 30, 2015, which was prepared for First Quantum and filed under First Quantum’s SEDAR profile on July 22, 2015 (“Cobre Panama Technical Report”); and (ii)  the information disclosed in the annual information form of First Quantum, dated March 27, 2018 and filed under First Quantum’s SEDAR profile on March 27, 2018.

The technical and scientific information contained in this AIF relating to the Antapaccay project, the Antamina project, the Candelaria project and the Cobre Panama project was reviewed and approved in accordance with NI 43-101 by Phil Wilson, C.Eng., Vice President, Technical of the Corporation and a “Qualified Person” as defined in NI 43-101.

Reconciliation to CIM Definitions

In this AIF, Franco-Nevada has disclosed a number of resource and reserve estimates covering properties related to the mineral assets that are not based on Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, but instead have been prepared in reliance upon JORC, SAMREC and SEC Industry Guide 7 (collectively, the “Acceptable Foreign Codes”).  Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances.

In each case, the mineral resources and mineral reserves reported in this AIF are based on estimates previously disclosed by the relevant property owner or operator, without reference to the underlying data used to calculate the estimates.  Accordingly, Franco-Nevada is not able to reconcile the resource and reserve estimates prepared in reliance on an Acceptable Foreign Code with that of CIM definitions.  Franco-Nevada previously sought confirmation from one of its technical advisory firms, that is comprised of engineers experienced in the preparation of resource and reserve estimates using CIM and each of the Acceptable Foreign Codes, of the extent to which an estimate prepared under an Acceptable Foreign Code would differ from that prepared under CIM definitions.  Franco-Nevada was advised that, while the CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates.  Such advisors further confirmed, without reference to the procedures in which the estimates prepared using Acceptable Foreign Codes that are reproduced in this AIF were conducted, that in the course of their preparation of a resource or reserve estimate they would effectively use the same procedures to prepare and report the resource or reserve estimate regardless of the reliance on CIM or any of the Acceptable Foreign Codes.  Such advisors noted two provisos to this confirmation, being (i) SEC Industry Guide 7 prohibits the reporting of resources, and will only permit reporting of reserves, and (ii) it is now generally accepted practice that staff at the SEC expect to see metals prices based on historic three year average prices, while each of CIM and the other Acceptable Foreign Codes permits the author of a resource or reserve estimate to use his or her discretion to establish a reasonable assumed metal price in such calculations.  See “Cautionary Note Regarding Mineral Reserve and Resource Reporting Estimates”.

FRANCO-NEVADA’S ASSETS

Franco-Nevada’s assets are categorized by commodity and stage of development.  By commodity, assets are either “Precious Metals”, “Other Minerals” or “Oil & Gas”.  “Precious Metals” includes gold, silver and PGM.  The categories other than Oil & Gas are collectively referred to as “Mineral Assets”.  For presentation purposes, “Precious Metals” encompasses gold, silver, some polymetallic exploration prospects, and platinum group metals including palladium. “Other Minerals” includes base metals, iron ore, coal, industrial and miscellaneous minerals.  “Producing” assets are those that have generated revenue from steady-state operations for Franco Nevada or are expected to in the next year.  “Advanced” assets are interests on projects which are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  “Exploration” assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable.

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i)Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.

(ii)Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

For accounting purposes, the number of assets has been counted in different manners depending on the category.  Royalties on a producing or advanced property are generally counted as a single asset even if Franco-Nevada has multiple different royalties on the property, such as at the Goldstrike complex.  Streams covering a group of mines in close proximity and operated by a common operator such as the Sudbury streams have also been counted as one asset.  However, royalties and streams on producing properties that have significant co-products have been counted twice, such as the Robinson royalties for gold and copper or the Sudbury streams for gold and PGM.  Exploration royalties are simply counted by the number of royalty contracts and no effort has been made to consolidate royalties on the same property.  Franco-Nevada’s oil & gas interests are subdivided into Producing Assets, which are assets that are currently producing oil or natural gas, or Exploration Assets, which are undeveloped assets that are not producing oil or natural gas.  Franco-Nevada’s oil & gas interests consist of a variety of working interests and royalty interests which are derived from a large number of underlying leases, contractual agreements and mineral title covering land positions in western Canada, Quebec, the Canadian Arctic and Oklahoma and Texas in the United States.  For accounting purposes, these leases, contracts and mineral title have been grouped into distinct land areas and tabulated as individual assets.  In many cases, Franco-Nevada owns multiple royalties or working interests that pertain to the same land area, and in these circumstances, the interests are counted as a single asset.

As of March 28, 2018, Franco-Nevada estimates that it holds 294 Mineral Assets and 82 Oil & Gas Assets for a total of 376 assets.

Franco-Nevada Asset Tabulation at March 28, 2018
	Precious Metals	Other Minerals	Oil & Gas	TOTAL
Producing	43	7	57	107
Advanced	29	7	—	36
Exploration	138	70	25	233
TOTAL	210	84	82	376

Summary of Mineral Reserves and Mineral Resources

The mineral reserves and mineral resources tabulated in this AIF reflect the most recent publicly disclosed figures by the operators of the assets (converted to a 100% basis where appropriate) in which Franco-Nevada has interests.  However, Franco-Nevada’s interests often do not cover the entire mineral reserve and mineral resource that is publicly reported by the operator.

		Mineral Reserves									% of Mineral
		Proven			Probable			Proven & Probable			Reserves &
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Resources Covered
GOLD - LATIN AMERICA	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz	by FNV Interest
Cobre Panama	4	345,600	0.10	1,122	2,837,000	0.06	5,819	3,182,600	0.07	6,941	100%
Candelaria	1, 5	442,365	0.13	1,831	55,120	0.16	289	497,485	0.13	2,120	80%
Antapaccay	6	216,000	0.11	737	466,000	0.09	1,316	682,000	0.09	2,053	100%
Guadalupe-Palmarejo	1, 3, 7	1,425	2.51	115	8,540	2.15	591	9,965	2.20	706	77%
Cerro Moro	8	—	—	—	1,954	11.38	715	1,954	11.38	715	100%
Calcatreu	9	—	—	—	—	—	—	—	—	—	—
CentroGold (Gurupi)	10	—	—	—	—	—	—	—	—	—	—
San Jorge	11	—	—	—	—	—	—	—	—	—	—
Taca Taca	12	—	—	—	—	—	—	—	—	—	—
Volcan	1, 13	—	—	—	—	—	—	—	—	—	—
GOLD - UNITED STATES
Goldstrike	1, 14	53,995	3.46	6,008	13,797	5.44	2,411	67,792	3.86	8,419	65%
Gold Quarry	1, 15	not available			not available			not available			not available
Marigold	1, 16	—	—	—	205,100	0.48	3,190	205,100	0.48	3,190	100%
Midas/Fire Creek	3, 17	226	21.18	154	470	14.04	212	696	16.36	366	100%
Bald Mountain	1, 18	6,490	0.69	143	88,726	0.55	1,555	95,216	0.55	1,698	77%
South Arturo	1, 19	3,778	3.28	398	2,595	2.52	210	6,373	2.97	608	100%
Mesquite	20	5,627	0.49	89	59,491	0.54	1,040	65,119	0.54	1,129	100%
Hollister	3, 21	46	18.96	28	135	18.94	82	181	18.96	110	100%
Stibnite Gold	3, 22	—	—	—	88,964	1.60	4,578	88,964	1.60	4,578	100%
Castle Mountain	23	—	—	—	—	—	—	—	—	—	—
Pinson	1, 3, 24	5,717	0.91	168	1,056	5.19	176	6,856	1.56	344	0%
Robinson	25	110,513	0.15	533	8,860	0.12	34	119,374	0.15	576	100%
Sandman	26	—	—	—	—	—	—	—	—	—	—
GOLD - CANADA
Sudbury	1, 27	—	—	—	486	1.01	16	486	1.01	16	100%
Detour Lake	28	89,800	1.23	3,564	418,300	0.91	12,250	508,100	0.97	15,814	100%
Golden Highway - Holt	29	1,770	4.00	229	1,830	4.40	257	3,600	4.20	486	100%
Golden Highway - Taylor	30	445	5.50	78	646	4.30	89	1,090	4.80	167	100%
Golden Highway - Holloway	31	—	—	—	54	5.80	10	54	5.80	10	100%
Golden Highway - Hislop	32	—	—	—	176	5.80	33	176	5.80	33	100%
Hemlo	1, 33	935	3.66	110	23,993	2.16	1,664	24,928	2.21	1,774	20%
Musselwhite	34	3,940	7.22	910	4,910	5.92	930	8,840	6.50	1,850	100%
Kirkland Lake	35	386	16.68	207	2,620	21.72	1,830	3,010	20.98	2,030	100%
Timmins West	36	407	3.59	47	6,055	3.11	606	6,462	3.14	653	100%
Canadian Malartic	1, 37	49,980	0.95	1,520	131,018	1.15	4,858	180,998	1.10	6,378	12%
Brucejack	1, 38	4,700	12.57	1,900	13,800	15.33	6,800	18,500	14.63	8,700	100%
Hardrock	39	—	—	—	141,715	1.02	4,647	141,715	1.02	4,647	100%
Red Lake (Phoenix)	40	—	—	—	—	—	—	—	—	—	—
Courageous Lake	41	12,000	2.41	1,000	79,000	2.17	5,500	91,000	2.20	6,500	100%
Dublin Gulch (Eagle Deposit)	42	27,000	0.80	685	90,000	0.62	1,778	116,000	0.66	2,463	100%
Goldfields	43	1,228	1.90	75	21,105	1.39	945	22,333	1.42	1,020	100%
Red Mountain	44	1,308	7.82	329	645	6.93	144	1,953	7.53	473	100%
Monument Bay	45	—	—	—	—	—	—	—	—	—	—
GOLD - AUSTRALIA
Duketon	1, 46	9,800	0.95	298	42,200	1.21	1,636	52,000	1.16	1,933	100%
Henty	47	55	4.90	8	10	5.20	2	65	5.40	10	100%
Aphrodite	48	—	—	—	—	—	—	—	—	—	—
Yandal (Bronzewing)	49	1,400	2.11	95	14,200	1.67	761	15,600	1.71	856	—
Bullabulling	1, 50	—	—	—	—	—	—	—	—	—	—
Edna May	1, 51	—	—	—	7,390	1.66	394	7,390	1.66	394	2%
Glenburgh	52	—	—	—	—	—	—	—	—	—	—
Red October	53	—	—	—	—	—	—	—	—	—	100%
South Kalgoorlie	1, 54	81	1.57	4	2,715	2.29	200	2,796	2.27	204	74%
Matilda (Wiluna)	55	1,700	1.40	73	13,600	2.60	1,128	15,200	2.50	1,201	100%
GOLD - REST OF WORLD
MWS	56	121,810	0.22	850	172,350	0.26	1,440	294,160	0.24	2,290	fixed interest
Sabodala	57	18,450	0.98	580	43,170	1.53	2,130	61,610	1.36	2,700	100%
Karma	58	700	0.63	15	33,800	0.89	971	34,600	0.89	986	100%
Tasiast	59	30,535	1.20	1,191	94,254	2.20	6,670	124,789	2.00	7,861	100%
Subika	1, 60	53,200	1.30	2,220	59,800	2.23	4,290	113,000	1.79	6,510	78%
Edikan	61	19,100	1.11	685	33,800	1.16	1,259	53,000	1.14	1,943	100%
Agi Dagi	62	1,450	0.76	36	52,911	0.66	1,130	54,361	0.67	1,166	100%
ITY	1, 63	300	2.90	14	58,600	1.59	3,001	58,900	1.59	3,016	fixed interest
Perama Hill	64	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975	100%
Kiziltepe	65	—	—	—	—	—	—	—	—	—	—
Sissingue	1, 66	3,100	2.41	240	1,800	1.49	86	4,800	2.14	330	100%
TOTAL GOLD MINERAL RESERVES				28,642			90,294			118,941

		Mineral Resources - Inclusive of Reserves							Mineral Resources			% of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Inferred			Reserves &
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	Resources Covered
GOLD - LATIN AMERICA	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz	by FNV Interest
Cobre Panama	4	336,000	0.10	1,080	3,358,000	0.06	6,373	7,453	1,051,000	0.03	1,135	100%
Candelaria	1, 5	629,604	0.15	3,101	111,221	0.20	713	3,813	23,827	0.20	150	80%
Antapaccay	6	215,000	0.12	798	690,000	0.09	1,939	2,737	217,000	0.10	698	100%
Guadalupe-Palmarejo	1, 2, 3, 7	1,996	2.29	147	15,294	1.89	927	1,074	6,655	1.72	369	92%
Cerro Moro	2, 8	—	—	—	5,275	5.62	953	953	4,427	1.96	279	100%
Calcatreu	9	—	—	—	8,000	2.63	676	676	3,400	2.07	226	100%
CentroGold (Gurupi)	10	—	—	—	21,100	1.75	1,190	1,190	10,400	2.01	673	100%
San Jorge	11	79,518	0.22	584	104,091	0.19	626	1,211	11,235	0.16	59	100%
Taca Taca	12	—	—	—	2,408,000	0.10	7,630	7,630	938,000	0.06	1,700	100%
Volcan	1, 13	—	—	—	—	—	—	—	18,600	0.85	510	25%
GOLD - UNITED STATES
Goldstrike	1, 2, 14	57,278	3.61	6,640	20,016	5.22	3,361	10,001	1,459	8.16	383	65%
Gold Quarry	1, 15	not available			not available				not available			not available
Marigold	1, 16	—	—	—	370,200	0.48	5,660	5,660	49,700	0.39	630	100%
Midas/Fire Creek	3, 17	518	21.26	354	40,013	1.26	1,625	1,979	30,408	1.85	1,810	100%
Bald Mountain	1, 2, 18	28,343	0.67	608	247,211	0.56	4,439	5,047	43,305	0.40	597	92%
South Arturo	1, 2, 19	8,657	2.10	584	16,537	1.34	712	1,296	1,248	0.46	18	100%
Mesquite	2, 20	9,924	0.46	148	135,350	0.50	2,162	2,310	8,871	0.38	107	100%
Hollister	3, 21	104	18.42	61	285	15.94	146	208	160	14.40	74	100%
Stibnite Gold	3, 22	4,623	2.54	377	100,289	1.62	5,234	5,610	23,174	1.29	959	100%
Castle Mountain	23	135,000	0.64	2,790	57,200	0.64	1,180	3,970	102,300	0.48	1,580	100%
Pinson	1, 3, 24	19,223	1.21	746	4,130	2.54	338	1,085	1,080	4.88	169	0%
Robinson	25	317,942	0.18	1,840	40,173	0.15	194	2,072	11,942	0.18	69	100%
Sandman	26	—	—	—	1,200	1.23	50	50	1,100	1.85	60	100%
GOLD - CANADA
Sudbury	1, 27	1,732	0.08	4	11,240	0.07	25	29	4,594	0.16	24	100%
Detour Lake	2, 28	107,400	1.25	4,308	520,100	0.92	15,375	19,684	45,000	0.82	1,188	100%
Golden Highway - Holt	2, 29	5,500	4.12	729	4,610	4.23	627	1,346	8,000	4.74	1,220	100%
Golden Highway - Taylor	2, 30	—	—	—	25,444	1.74	1,426	1,664	3,366	5.08	550	100%
Golden Highway - Holloway	2, 31	—	—	—	1,664	5.23	280	280	2,880	5.18	480	100%
Golden Highway - Hislop	2, 32	—	—	—	1,326	3.82	163	163	800	3.89	100	100%
Hemlo	1, 2, 33	2,042	3.12	205	64,225	1.66	3,427	3,632	4,949	2.78	442	20%
Musselwhite	2, 34	4,230	7.06	960	6,640	5.57	1,190	2,160	6,460	5.63	1,170	100%
Kirkland Lake	2, 35	1,956	17.60	1,107	7,986	14.04	3,606	4,706	18,918	6.43	3,910	100%
Timmins West	36	247	4.91	39	7,814	3.99	1,001	1,040	6,391	5.65	1,161	100%
Canadian Malartic	1, 2, 37	54,054	0.97	1,694	153,190	1.22	5,990	7,684	70,078	2.05	4,612	12%
Brucejack	1, 38	5,900	12.65	2,400	15,500	15.45	7,700	10,000	8,600	14.11	3,900	100%
Hardrock	2, 39	—	—	—	175,481	1.20	6,763	6,763	25,365	3.18	2,590	100%
Red Lake (Phoenix)	40	—	—	—	492	6.70	106	106	1,519	6.29	307	100%
Courageous Lake	41	13,401	2.53	1,090	93,914	2.28	6,884	7,974	53,227	2.29	3,914	100%
Dublin Gulch (Eagle Deposit)	42	29,400	0.81	761	151,300	0.59	2,870	3,631	17,400	0.49	276	100%
Goldfields	43	858	2.04	56	20,002	1.51	971	1,027	4,564	1.54	226	100%
Red Mountain	44	1,246	9.40	376	829	7.78	207	584	325	6.22	65	100%
Monument Bay	45	—	—	—	36,581	1.52	1,787	1,787	41,946	1.32	1,781	100%
GOLD - AUSTRALIA
Duketon	1, 46	14,400	0.91	419	128,200	0.98	4,027	4,446	31,200	0.86	862	97%
Henty	47	846	4.60	125	423	4.30	58	183	297	5.00	48	100%
Aphrodite	48	—	—	—	7,770	2.97	741	741	5,337	3.03	520	100%
Yandal (Bronzewing)	49	1,800	2.15	124	18,086	2.02	1,177	1,301	4,100	2.06	272	100%
Bullabulling	1, 50	—	—	—	68,570	0.99	2,185	2,185	23,080	1.20	893	50%
Edna May	1, 51	—	—	—	15,320	1.43	704	704	2,150	1.11	77	2%
Glenburgh	52	2,900	1.94	181	4,600	1.56	231	412	13,900	1.32	591	100%
Red October	53	—	—	—	4,000	1.93	248	248	3,283	2.05	216	100%
South Kalgoorlie	1, 54	953	3.84	118	21,024	2.19	1,483	1,600	14,152	2.46	1,118	88%
Matilda (Wiluna)	55	1,700	1.54	84	33,000	3.05	3,234	3,318	31,000	3.20	3,187	100%
GOLD - REST OF WORLD
MWS	56	125,200	0.22	890	172,640	0.26	1,450	2,330	—	—	—	fixed interest
Sabodala	57	21,174	1.15	783	65,445	1.74	3,655	4,438	17,248	1.81	1,004	100%
Karma	58	700	0.63	15	81,000	1.10	2,856	2,871	21,400	1.32	909	100%
Tasiast	2, 59	35,471	1.14	1,304	163,909	1.81	9,516	10,820	41,771	0.90	1,237	100%
Subika	1, 2, 3, 60	54,000	1.28	2,230	101,300	2.13	6,950	9,180	26,900	2.71	2,340	80%
Edikan	61	45,900	1.17	1,725	105,700	0.93	3,151	4,869	29,500	0.95	900	100%
Agi Dagi	1, 2, 62	2,516	0.74	60	104,453	0.63	2,132	2,192	19,551	0.52	330	98%
ITY	1, 63	700	0.63	15	73,100	1.57	3,680	3,695	18,700	1.31	785	fixed interest
Perama Hill	64	3,064	4.30	424	9,375	3.18	958	1,382	8,766	1.96	554	100%
Kiziltepe	65	922	3.34	99	1,342	1.89	82	181	1,549	1.53	76	100%
Sissingue	1, 66	4,300	2.10	290	8,900	1.43	410	700	900	2.00	58	100%
TOTAL GOLD MINERAL RESOURCES*				42,474			155,453	198,080			56,148

*Total excludes New Prosperity

		Silver Mineral Reserves									% of Mineral
		Proven			Probable			Proven & Probable			Reserves &
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Resources Covered
Silver	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz	by FNV Interest
Cobre Panama	67	345,600	1.33	14,791	2,837,000	1.36	123,612	3,182,500	1.35	138,402	100%
Candelaria	1, 68	442,365	1.85	26,252	55,120	2.44	4,332	497,485	1.91	30,584	80%
Antapaccay	69	216,000	1.61	11,205	466,000	1.86	27,794	682,000	1.78	38,999	100%
Antamina	1, 70	180,500	11.22	65,124	357,700	10.11	116,279	538,000	10.53	182,126	22.5%
Cerro Moro	71	—	—	—	1,954	648.22	40,723	1,954	648.22	40,723	100%
Fire Creek	3, 72	226	193.72	1,407	470	85.27	1,288	696	120.48	2,695	100%
Calcatreu	73	—	—	—	—	—	—	—	—	—	100%
TOTAL SILVER MINERAL RESERVES				118,779			314,028			433,529

		Silver Mineral Resources — Inclusive of Reserves										% of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Silver Inferred Mineral Resources			Reserves &
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	Resources Covered
Silver	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz	by FNV Interest
Cobre Panama	67	336,000	1.35	14,584	3,358,000	1.32	142,062	156,646	1,051,000	1.08	36,449	100%
Candelaria	1, 68	629,604	2.11	42,806	111,221	2.64	9,429	52,234	23,827	1.54	1,179	80%
Antapaccay	69	215,000	1.68	11,630	690,000	1.72	38,244	49,874	217,000	1.50	10,461	100%
Antamina	1, 2, 70	253,800	10.74	87,622	816,200	11.18	293,437	381,782	1,412,878	10.17	462,022	22.5%
Cerro Moro	2, 71	—	—	—	5,275	359.89	61,036	61,036	4,427	101.28	14,415	100%
Fire Creek	3, 72	518	209.98	3,497	40,013	4.62	5,940	9,437	30,408	5.46	5,339	100%
Calcatreu	73	—	—	—	8,000	25.66	6,600	6,600	3,400	16.47	1,800	100%
TOTAL SILVER MINERAL RESOURCES				160,139			556,748	717,608			531,664

		PGM Mineral Reserves									% of Mineral
		Proven			Probable			Proven & Probable			Reserves &
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Resources Covered
PGM	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz	by FNV Interest
Sudbury	1, 74	—	—	—	486	7.18	112	486	7.18	112	100%
Stillwater	1, 75	5,500	16.97	3,000	36,800	16.23	19,200	42,300	16.32	22,200	96%
Pandora	1, 76	2,195	4.25	244	19,756	4.08	2,683	21,951	4.09	2,927	80%
TOTAL PGM MINERAL RESERVES				3,244			21,995			25,239

		PGM Mineral Resources — Inclusive of Reserves										% of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	PGM Inferred Mineral Resources			Reserves &
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	Resources Covered
PGM	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz	by FNV Interest
Sudbury	1, 74	1,732	0.36	20	11,240	0.39	141	161	4,594	0.99	146	100%
Stillwater	1, 75	7,600	18.83	4,600	49,600	16.81	26,800	31,400	92,500	16.61	49,400	96%
Pandora	1, 76	22,195	4.81	3,415	147,317	4.60	21,707	25,122	21,220	4.72	3,171	80%
TOTAL PGM MINERAL RESOURCES				8,035			48,648	56,683			52,717

		Copper Mineral Reserves									% of Mineral
		Proven			Probable			Proven & Probable			Reserves &
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Resources Covered
Copper	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs	by FNV Interest
Osborne	77	—	—	—	6,700	1.20%	177	6,700	1.20%	177	fixed interest
Rosemont	3, 78	426,110	0.48%	4,509	110,971	0.31%	758	537,080	0.45%	5,328	100%
NuevaUnion (Relincho)	79	435,300	0.38%	3,647	803,800	0.37%	6,557	1,239,100	0.37%	10,203	100%
Taca Taca	80	—	—	—	—	—	—	—	—	—	100%
Robinson	81	110,513	0.42%	1,023	8,860	0.28%	55	119,373	0.41%	1,078	100%
Vizcachitas	82	—	—	—	—	—	—	—	—	—	100%
TOTAL COPPER MINERAL RESERVES				9,179			7,547			16,787

		Copper Mineral Resources - Inclusive of Reserves										% of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Copper Inferred Mineral Resources			Reserves &
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	Resources Covered
Copper	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs	by FNV Interest
Osborne	77	—	—	—	12,000	1.40%	370	370	5,800	1.40%	179	fixed interest
Rosemont	3, 78	632,667	0.44%	6,137	514,462	0.26%	2,949	9,086	74,479	0.30%	493	100%
NuevaUnion (Relincho)	2, 79	515,200	0.36%	4,122	1,120,900	0.36%	8,933	13,056	610,800	0.38%	5,117	100%
Taca Taca	80	—	—	—	2,165,000	0.44%	21,150	21,150	921,000	0.37%	7,550	100%
Robinson	81	317,943	0.47%	3,294	40,173	0.34%	301	3,596	11,942	0.38%	100	100%
Vizcachitas	82	—	—	—	1,038,000	0.37%	8,539	8,539	318,000	0.34%	2,415	100%
TOTAL COPPER MINERAL RESOURCES				13,554			42,243	55,797			15,854

		Nickel Mineral Reserves									% of Mineral
		Proven			Probable			Proven & Probable			Reserves &
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Resources Covered
Nickel	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs	by FNV Interest
Mt Keith	83	27,400	0.61%	370	4,080	0.45%	41	31,480	0.59%	411	100%
Falcondo	84	44,900	1.28%	1,267	26,300	1.36%	789	71,200	1.31%	2,056	100%
TOTAL NICKEL MINERAL RESERVES				1,637			829			2,467

		Nickel Mineral Resources - Inclusive of Reserves										% of Mineral
		Measured (M)			Indicated (I)			(M)+(I)	Nickel Inferred Mineral Resources			Reserves &
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	Resources Covered
Nickel	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs	by FNV Interest
Mt Keith	83	141,000	0.56%	1,752	102,000	0.50%	1,124	2,876	27,000	0.51%	304	100%
Falcondo	84	40,500	1.42%	1,268	31,100	1.53%	1,049	2,320	4,900	1.40%	151	100%
TOTAL NICKEL MINERAL RESOURCES				3,020			2,173	5,197			455

Notes and Sources

All Mineral Reserves and Resources have been calculated in accordance with acceptable foreign codes, including CIM, SEC, JORC, or SAMREC guidelines

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

Unless otherwise noted, Mineral Resources were reported by the operator inclusive of Mineral Reserves

Contained ounces do not take into account recovery losses

Mineral Reserves and Resources based on publicly disclosed information as of March 16, 2018

Rows and columns may not add up due to rounding

Inferred Resources are in addition to Measured and Indicated Resources.  Inferred Resources have a great amount of uncertainty as their existence and whether they can be mined legally or economically.  It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.  See "Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards".

1Franco-Nevada’s royalties or stream interests may not cover the operator’s entire property or all estimated Mineral Reserves and Resources or a combination of both.

2Mineral Resources shown by operator exclusive of Mineral Reserves. The Company's QP determined the inclusive Mineral Resources by adding the exclusive Measured and Indicated Mineral Resources to the Proven and Probable Reserves

3Mineral Reserves and Resources are reported by the operator in non-metric units. The Company's QP calculated the metric conversion using 1 opt=34.286 g/t, 1 short ton = 0.9018 metric tonnes, 1 oz = 31.1035 g

4First Quantum Minerals Ltd.; NI 43-101 Technical Report, Cobre Panama Project June 30, 2015

5Lundin Mining Corp.; Technical Report for the Candelaria Copper Mining Complex, November 30, 2017

6Glencore; Resources & Reserves as at 31 December 2017

7Coeur Mining Inc.; Company Release, February 06, 2018

8Yamana Gold; News Release February 15, 2018

9Pan American Silver Corp.; Mineral Reserves and Resources, 31 December, 2016

10Avanco Resources Ltd.; Annual Report for the year ended 31 December 2017

11Coro Mining Corp.; NI 43-101 Technical Report, Preliminary Feasibility Study, San Jorge 25kt/y Copper Leach Project, March 2012

12First Quantum Minerals Ltd.; Annual Information Form March 10, 2017; Lumina Copper Corp, Taca Taca Copper/Gold Molybdenum Project, PEA May 24, 2013

13Hochchild Mining Plc; Corporate Website, 2018

14Barrick Gold Corporation; Reserves and Resources Year End 2017

15In accordance with certain provisions of the royalty agreement, the Company is not able to disclose Mineral Reserves and Resources for Gold Quarry

16SSR Mining Inc.; Press Release February 22, 2018

17Klondex Mines Ltd.; Fire Creek - Press Release February 5, 2018; Midas - Press Release September 14, 2016

18Kinross Gold Corporation; 2017 Annual Mineral Reserve and Resource Statement

19Barrick Gold Corporation; Reserves and Resources Year End 2017

20New Gold Inc.; News Release February 20, 2018

21Klondex Mines Ltd.; Technical Report and Pre-Feasibility Study for the Hollister Underground Mine, August 9, 2017

22Midas Gold Corp.; News Releases December 15, 2014 and February 15, 2018

23Equinox Gold Corp.; Corporate Presentation December 22, 2017

24Atna Resources; NI 43-101 Technical Report, Pinson Project, Preliminary Feasibility Study, June 30, 2014

25KGHM; Mineral Resources and Reserves Report, December 31, 2014

26Newmont Mining Corporation; News Release February 21, 2018

27KGHM; Mineral Resources and Reserves Report, December 31, 2014

28Detour; Press Release February 22, 2018

29Kirkland Lake Gold Inc.; News Release February 20, 2018

30Kirkland Lake Gold Inc.; News Release February 20, 2018; Sage Gold Inc.; NI 43-101 Technical Report, Mineral Resource Estimate and PEA on the Clavos JV Property, April 12, 2013

31Kirkland Lake Gold Inc.; News Release February 20, 2018

32Kirkland Lake Gold Inc.; News Release February 20, 2018

33Barrick Gold Corporation; Reserves and Resources Year End 2017

34Goldcorp Inc.; News Release October 25, 2017

35Kirkland Lake Gold Inc.; News Release February 20, 2018; Yamana Gold; News Release February 15, 2018

36Tahoe Resources Inc.; News Release February 15, 2018

37Yamana Gold; News Release February 15, 2018

38Pretium Resources Inc.; Corporate Website - Brucejack Project Reserves and Resources Update (December 2016); News Releases December 14, 2016, July 21, 2016, June 19, 2014 & Technical Report dated December 19, 2013

39Greenstone Gold Mines; NI 43-101 Technical Report, Hardrock Project, December 21, 2016

40Rubicon Minerals Corp.; News Release January 11, 2016

41Seabridge Gold Inc.; Mineral Reserves and Resources updated March 11, 2014

42Victoria Gold Corp.; NI 43-101 Feasibility Study Technical Report for the Eagle Gold Project, October 26, 2016

43Fortune Bay Corp.; 43-101 Technical Report Pre-feasibility Study, Re-issue March 13, 2014

44IDM Mining Ltd.; NI 43-101 Feasibility Study Technical Report for the Red Mountain Project, August 10, 2017

45Yamana Gold; News Release February 15, 2018

46Regis Resources Limited; Mineral Resource and Ore Reserve Statement, July 14, 2017

47Unity Mining Limited; Annual Reserves and Resources Update, September 11, 2015

48Aphrodite Gold Limited; Scheme Booklet, November 13, 2017

49Echo Resources Limited; ASX Announcement, November 27, 2017

50Norton Gold Fields Limited; January 2015 Mineral Resource and Ore Reserve Update

51Ramelius Resources; Corporate Presentation, Denver Gold Forum September 2017

52Gascoyne Resources Limited; Investor Presentation October 2017

53Saracen Mineral Holdings Limited; Press Release August 2, 2017

54Westgold Resources Limited; Press Release September 4, 2017

55Blackham Resources Limited; AGM Presentation, November 2017

56AngloGold Ashanti Ltd.; Mineral Resource and Ore Reserve Report 2016

57Teranga Gold Corporation; Technical Report on the Sabodala Project, August 30, 2017

58Endeavour Mining Corp.; Management Discussion & Analysis for the three and twelve months ended December 31, 2017 and 2016

59Kinross Gold Corporation; 2017 Annual Mineral Reserve and Resource Statement

60Newmont Mining Corporation; News Release February 21, 2018

61Perseus Mining Limited; Annual Report 2017

62Alamos Gold Inc.; Press Release February 21, 2018

63Endeavour Mining Corp.; Management Discussion & Analysis for the three and twelve months ended December 31, 2017 and 2016

64Eldorado Gold Corp.; Mineral Reserves and Resources as of 31 December 2016

65Ariana Resources plc; Press Release 3 May 2017

66Perseus Mining Limited; Annual Report 2017

67First Quantum Minerals Ltd.; NI 43-101 Technical Report, Cobre Panama Project June 30, 2015

68Lundin Mining Corp.; Technical Report for the Candelaria Copper Mining Complex, November 30, 2017

69Glencore; Resources & Reserves as at 31 December 2017

70Teck Resources Limited; Annual Information Form February 26, 2018

71Yamana Gold; News Release February 15, 2018

72Klondex Mines Ltd.; Fire Creek - Press Release February 5, 2018; Midas; Press Release September 14, 2016

73Pan American Silver Corp.; Mineral Reserves and Resources, 31 December, 2016

74KGHM; Mineral Resources and Reserves Report, December 31, 2014

75Sibanye Gold Limited; Competent Person's Report on the Montana Platinum Group Metal Mineral Assets of Sibanye Gold Limited, United States of America, November 2017

76Lonmin Plc; Mineral Resource and Mineral Reserve Statement 2017

77Inova Resources; Corporate Presentation, September 2013

78Hudbay Minerals Inc.; NI 43-101 Technical Report, Feasibility Study, March 30, 2017

79Teck Resources Limited; Annual Information Form, February 28, 2018

80First Quantum Minerals Ltd.; Annual Information Form March 10, 2017. Lumina Copper Corp; Taca Taca Copper/Gold Molybdenum Project, PEA May 24, 2013

81KGHM; Mineral Resources and Reserves Report, December 31, 2014

82Los Andes Copper Limited; MD&A for year ended September 30, 2013

83BHP Billiton Ltd.; Annual Report 2017

84Glencore; Resources & Reserves Report as at 31 December 2014

ANTAPACCAY MINING AND TECHNICAL INFORMATION

Property Description, Location and Access

The Antapaccay project is owned and operated by CM Antapaccay, a Peruvian company that is an indirect wholly-owned subsidiary of Glencore.  Glencore indirectly acquired CM Antapaccay in May 2013 as a result of its acquisition of Xstrata.

The Antapaccay project is located in southern Peru in the Cusco Region, Espinar District and Province, approximately 250 kilometres from the cities of Cusco and Arequipa.  The project is accessed by paved and dirt roads (approximately 5 hours by road from Cusco and Arequipa) and is between 3,800 and 4,000 metres above sea level.  Mine personnel live at the mine’s facilities while at work and commute from both local communities and larger population centres.

The Antapaccay mine is located 9.4 kilometres southwest of CM Antapaccay’s past-producing Tintaya mine, and the Antapaccay concentrator is located 4.5 kilometres south of the Tintaya concentrator.

The CM Antapaccay property consists of numerous mining concessions and mining claims covering an area of 99,766 hectares, which includes the former Tintaya mine, current Antapaccay mine and Coroccohuayco project (as described below). These concessions and claims can be held indefinitely, contingent on the payment of the annual license fees and provision of certain production and investment information.  The Antapaccay project itself covers 13 mining concessions with a total effective area of 7,944 hectares. These mining concessions constitute all of the mineral rights that are required to permit exploitation of the deposit for which Mineral Reserves are stated.

The CM Antapaccay property also includes the Coroccohuayco project, a satellite deposit that is located within 10 kilometres of the Antapaccay plant. At this stage, exploration, drilling and engineering studies at Coroccohuayco have focused on defining Mineral Resources and Mineral Reserves and no mining activities are being undertaken.

As of February 10, 2016 CM Antapaccay held surface rights over approximately 10,321 hectares of the total concession area  and continues to acquire additional surface rights.  Surface rights have been acquired for all current operating needs in respect of the Antapaccay project. Additional surface rights would be necessary for the development of certain Mineral Reserves and Mineral Resources.

CM Antapaccay is operating under a tax stability agreement with the government of Peru, pursuant to which it pays a royalty of 1% of net income up to $60 million, 2% of net income between $60 million and $120 million, and 3% of net income in excess of $120 million.  CM Antapaccay is also subject to the Special Mining Contribution which applies to its operating income based on a progressive sliding scale ranging from 4% to 13%.

History

Mining activities at the Tintaya mine began in 1984 by the state-owned mining company, Empresa Minera Especial Tintaya SA (“Empresa”). The Tintaya mine produced over 1.6 million tonnes of copper and 500,000 ounces of gold until operations ceased in 2012.

Initial exploration activities outside of the Tintaya mine area focussed on the Antapaccay concessions as well as the concessions comprising the Coroccohuayco project.  The existence of copper-bearing mineralization in the area of the Antapaccay project was known, with a history of artisanal mining close to the surface at the old Atalaya mine in the same area.

In October 1994, Magma Copper Company (“Magma”) purchased Empresa, and in 1995 geologists from Magma revised the then existing information on Atalaya (geology and geophysics) and completed mapping of the site, and estimated the potential for 68 million tonnes of skarn-type mineralization grading 1.50% copper.

In July 1998, Broken Hill Proprietary Company Limited (“BHP”) acquired Atalaya, following which exploration commenced.  Two copper-gold porphyry-type orebodies were discovered in addition to the skarn-type mineralization, and, in February 2000, Mineral Resources of 285 million tonnes grading 0.95% copper and 0.19 grams per tonne gold were reported.

The Antapaccay project was managed by BHP Billiton (formed by the merger of BHP with Billiton plc) until 2006, when Xstrata acquired properties in Peru, including the Tintaya mine and plant that were operating at the time and the Antapaccay project. Following the acquisition, further project and infill drilling work was completed on Antapaccay, and construction of the mine and related infrastructure started in 2010. Mining operations commenced in 2012 with first concentrate production in November 2012 and initial design capacity of 70,000 tonnes per day reached in February 2013.

Geological Setting, Mineralization and Deposit Type

Antapaccay

The Antapaccay project contains a porphyry-skarn type (copper-silver-gold) deposit located in the Eocene-Oligocene Andahuaylas-Yauri strip, 9.4 kilometres southwest in a straight line from the Tintaya mine, in the area of the old Atalaya mine. The Eocene-Oligocene Andahuaylas-Yauri strip is located 250 to 300 kilometres west of the current Peru-Chile Trench, above a thick cap of sialic crust (50 to 60 kilometres), in a transitory zone between the flat subduction slab of central Peru and the normal subduction of southern Peru and northern Chile and immediately to the southeast of the Abancay deflection.  It consists geologically of a thick cretaceous sedimentary sequence folded during the Andean deformations and widely intruded by stocks, sills and dykes of Andahuaylas-Yauri batholith, covered by Cenozoic lacustrine and volcanic deposits and quaternary deposits.

The copper mineralization at Antapaccay is mainly contained in intermediate intrusive rocks with dissemination, veinlets, hydrothermal breccias which are in contact with pre-mineral rocks such as diorites and sedimentary rocks (limestones, calcareous shales, siltstones and sandstones), forming contact mineralized breccias, exoskarn and stockwork in sedimentary bodies with a clear predominance of chalcopyrite over bornite up to 350 metres; the roles reverse at a greater depth and are associated with a level of anhydrite-gypsum.

The dominant mineralization within the porphyry is chalcopyrite, followed by bornite and chalcocite.  Mineralization consists of both disseminations and veinlets, with the highest grades of gold corresponding to intense bornite rich stockwork zones.  The dominant alteration type within the porphyry is a potassic alteration of the host diorite. The porphyry is also in contact with cretaceous sedimentary rocks, which have formed irregular skarn (limestones) and stockwork (hornfels and quartzites) containing high copper values, but represent a minor component of all the resources.

The conditions for the occurrence of a metasomatic process exist in contact with limestones, generating irregular garnet-magnetite +/-pyroxene exoskarn, mainly with chalcopyrite patches.  Extensive areas of intense grey quartz veinlet stockwork with a high bornite and chalcopyrite content were identified always near the hornfels-intrusive rock contact, expanding into the hornfels for several metres.

Coroccohuayco

The main copper bearing minerals at Coroccohuayco are bornite, chalcopyrite and chalcocite, with the host rock consisting of Cretaceous sedimentary rocks of the Ferrobamba and Mara formation intruded by monzonitic plutons of the Eocene—Oligocene Andahuaylas—Yauri batholiths. The Coroccohuayco deposit is dominantly a skarn-hosted deposit, whereas the Antapaccay deposit is dominantly porphyry-hosted.

Exploration

General geological techniques utilized at the Antapaccay project include geological mapping, soil geochemistry, geophysical studies (magnetic and induced polarization), cartography, diamond drilling, sampling and interpretation.  In addition, up-to-date aerial photographs of the project have been collected to generate digital topographical reliefs to 5 metres.  Exploration work undertaken to date indicates the potential for additional copper discoveries within the CM Antapaccay property area.

Drilling

Antapaccay

The Antapaccay resource model is updated on an annual basis to incorporate new available drilling data and improved understanding of the orebody.  The Mineral Resource estimate for 2017 was  updated  using a drill hole database that  included over 255,817m of drilling data with over 95% of the total drill holes being diamond drill holes.

Coroccohuayco

Over 27,000 meters of diamond drilling have been completed at Coroccohuayco, the results  of which  have been incorporated into the geological interpretation and resource estimate for the Coroccohuayco deposit which was updated as at December 31, 2016.  The same Mineral Resources and Mineral Reserves were declared for December 31, 2017 given there has been limited geological drilling completed during 2017.

Sampling, Analysis and Data Verification

Samples of diamond drill hole cores were collected in carton boxes in the drilling area and the logging area to record geological, geo-mechanical and geotechnical data and to be photographed.  Sampling intervals of 2, 2.5 and 3 metres were predominantly used, and 2-metre intervals were standard for mineralized rocks. Samples were sent to the Tintaya sampling area for preparation in accordance with standard protocols. The remaining materials, being half core samples and coarse and fine pulps, were stored in the enclosed areas located at the Tintaya camp.

Drill core sampling methodology for Antapaccay drilling campaigns followed a standardized procedure for copper. The drill core was split in half, respecting the distribution of the mineralization indicated by the logging geologist, and the sample was then reduced by up to 90% of its size with progressively smaller meshes (down to 2 millimetre sieve size). The sample was then reduced with a Jones Riffle quarterer, obtaining 2 kilograms of sample, which was bagged to be kept in the respective file. The rest of the sample was quartered to obtain four 0.5 kilogram samples, which were then dried and pulverized up to 95% of their size with a #140 mesh (0.106 millimetre sieve size). The pulverized samples were put in jars and placed in a homogenizer for 5 minutes and then placed in envelopes, with one envelope sent to the laboratory and the remaining 3 envelopes stored for future requirements. A duplicate was taken every 20 intervals of samples with copper grading more than 0.30%. Upon obtaining 30 samples, the samples were re-encoded and sent to the same laboratory. Standard samples were placed at intervals indicated by CM Antapaccay geologists.

For all drilling programs run by CM Antapaccay, sample preparation, assaying, analytical and quality control procedures have followed acceptable industry standard practices. Current quality control of the chemical analysis procedures include, standard sample preparation of low, middle and high grade material from the deposit, fine white sample preparation, protocols for blast holes, drill holes, specific gravity for diamond drill programs, and a general quality assurance and quality control (“QA/QC”) program, based on the latest developments in the industry.

Mineral Processing and Metallurgical Testing

Extensive metallurgical test work and studies have been completed on Antapaccay ore, both prior to the construction of the Antapaccay plant and since commissioning in 2012.  The work was completed by a number of reputable engineering and metallurgical laboratories.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resources for the Antapaccay project were estimated from core drilling information and were evaluated using standard geological and geostatistical block modelling methodologies. The primary estimation methodology was Ordinary Kriging. The Mineral Reserve estimate is based on a mine plan and open pit designs developed using modifying parameters including metal prices, metal recovery, operating costs and sustaining capital cost estimates based on the production schedule and equipment requirements.

The Mineral Reserves and Mineral Resources for the Antapaccay and Coroccohuayco deposits are as follows:

Antapaccay Mineral Resources (inclusive of Mineral Reserves) as at December 31, 2017

		Grade
Classification	Quantity (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)
Measured	182	0.55	0.12	1.42	0.005
Indicated	434	0.42	0.08	1.16	0.005
Measured & Indicated	616	0.46	0.09	1.24	0.005
Inferred	161	0.40	0.10	0.80	0.005

Antapaccay Mineral Reserves as at December 31, 2017

		Grade
Classification	Quantity (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Proven	185	0.54	0.11	1.41
Probable	313	0.42	0.08	1.15
Total	498	0.46	0.09	1.25

Coroccohuayco Mineral Resources (inclusive of Coroccohuayco Mineral Reserves) as at December 31, 2016

		Grade
Classification	Quantity (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Measured	33	0.85	0.09	3.13
Indicated	256	0.91	0.10	2.68
Measured & Indicated	289	0.90	0.10	2.73
Inferred	56	1.08	0.10	3.51

Coroccohuayco Open Pit Mineral Reserves as at December 31, 2016

		Grade
Classification	Quantity (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Proven	22	0.75	0.08	2.75
Probable	41	0.56	0.06	1.57
Total	63	0.63	0.07	1.98

Coroccohuayco Underground Mineral Reserves as at December 31, 2016

		Grade
Classification	Quantity (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Proven	9	0.82	0.09	3.02
Probable	112	1.25	0.12	3.93
Total	121	1.22	0.12	3.86

Notes:

(1)

Source: Glencore Statement of Resources & Reserves as at December 31, 2017. Mineral Resources and Mineral Reserves are estimated in accordance with the 2012 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code).

(2)	Columns and rows may not add up due to rounding.
(3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(4)	Commodity prices and exchange rates used to establish the economic viability of Mineral Reserves are based on long term forecasts applied at the time the Mineral Reserve was estimated.
(5)	Mineral Resources for Antapaccay are stated at a defined internal copper cut-off, which is maintained at 0.15% TCu.

The Lerchs-Grossman pit optimization method was used to determine the economic pit shell for Measured, Indicated and Inferred Mineral Resources.  This method was selected over the floating cone since it provides for improved optimization for discontinuous orebodies in which a mineral area may share some waste material extraction expenses.  This situation exists at Antapaccay with the monzonitic porphyry that has a prophylitical alteration and the waste rock area between the North and South pits, separating part of the orebody.

The calculated profit values per block were directly used in the Lerchs-Grossman process for the required economic data. The inter-ramp slope angles recommended by engineering consultants and metallurgical recovery were used to control the walls during the optimization process. The Lerchs-Grossman algorithm finds the most profitable pit surface based on the three-dimensional graph theory, block-by-block economic values and pit slope data.

The resulting life of mine plan and Mineral Reserve estimates consider only Measured and Indicated Mineral Resources, with all Inferred Mineral Resources within the design pit being treated as waste.

The underground Mineral Reserve estimate is based on mine plans and designs using modifying parameters including mining recovery and dilution applied to Measured and Indicated Mineral Resources.

Mining Operations

The Antapaccay mine is an open pit mine (consisting of a North pit and a South pit) with truck and shovel operations that provide a total annual material handling capacity of approximately 140 million tonnes of material. Major equipment includes a fleet of owner-operated 400 short ton class trucks, 48 cubic metre and 35 cubic metre rope shovels, dozers and loaders, as well as support equipment. Ore is mined and sent to the primary crusher located at the mine and the crushed ore is subsequently transported to the coarse ore stockpile by an overland conveyor of approximately 6.8 kilometres. The feeders at the coarse ore stockpile convey the crushed ore to the Antapaccay plant for processing. A portion of the material from the coarse ore stockpile is transported to the Tintaya plant using mining trucks.

The Antapaccay metallurgical plant consists of a semi-autogenous grinding mill and two ball mills to prepare feed for a conventional flotation circuit to recover the copper, gold and silver contained in the feed ore into a copper concentrate.  The Tintaya metallurgical plant consists of multi-stage crushing followed by ball-milling to prepare feed for a conventional flotation circuit to recover the copper, gold and silver contained in the feed ore into a copper concentrate.  The nominal throughput of the Antapaccay and Tintaya plants are currently approximately 85,000 and 20,000 tonnes per day, respectively. The copper concentrate produced from both processing plants is thickened and filtered on site prior to being trucked approximately 355 kilometres to port facilities at the Port of Matarani, operated by TISUR, for shipment to smelters. The road from Tintaya to the port has been expanded to accommodate the shipment of concentrates originating from the Antapaccay project.

Flotation tailings are thickened and delivered to the Tintaya open pit for disposal.  The fully-permitted tailings dam storage capacity is sufficient for the current Antapaccay life of mine plan and options to increase height for extended capacity are being studied.

Historical production (metal in concentrates) for Antapaccay is shown in the table below.

	Metal Produced in Concentrates
	Cu	Au	Ag
	(kt)	(koz)	(koz)
2013	139	79	946
2014	167	69	1,048
2015	202	122	1,315
2016	220	115	1,536
2017	207	139	1,455

The current life of mine plan contemplates that the Antapaccay mine will operate for 12 years ending in 2029, with ore processed through the Tintaya and Antapaccay plants.  There is the potential to extend the mine life beyond 2029 through additional exploration on the CM Antapaccay property and the development of the Coroccohuayco deposit.

The material produced from the Antapaccay project is marketable in the main international concentrate markets based on its specifications.  Payments made to CM Antapaccay are based on the copper, gold and silver contained in concentrates typical for the international concentrate markets.

Infrastructure, Permitting and Compliance Activities

Power for the Antapaccay project is supplied from the Peru national energy grid through an electrical substation constructed at Tintaya.  Water consumption is primarily sourced from recycled water from the tailings facility, and the balance of the project’s water requirements are sourced from the Salado River. The Antapaccay project currently has water rights which are sufficient for its requirements and is a zero discharge site.

CM Antapaccay holds all of the permits that are material to the Antapaccay operations, operating permits are valid until the end of the life of the mine and a closure plan complying with Peruvian law has been approved by the relevant authorities. Included in the closure plan are details for facility dismantling, demolition, post-closure stability and long term maintenance, including socio-economic support, reclamation, schedules and financial provisions.

Capital and Operating Costs

The main capital expenditure for 2018 is for the completion of an ore conveyor between the coarse ore stockpile and the Tintaya plant, which is currently expected to begin operations in 2018 and sustaining capital.

The Antapaccay project is a low cost copper project.  Fluctuations in the cash operating costs are largely driven by the changes in the copper head grade in the open pit over the life of mine.

Exploration and Development

Ongoing drilling campaigns are planned to further define the lithology of the resource at depth and for exploratory drilling.  Beyond the estimated Mineral Resources and Mineral Reserves of Antapaccay and Coroccohuayco, there are a number of regional targets and prospects for exploration across the 99,766 hectares of concessions held by CM Antapaccay.

ANTAMINA MINING AND TECHNICAL INFORMATION

Description and Location

The Antamina project is owned and operated by CM Antamina, a Peruvian Sociedad Anonima indirectly owned by BHP Billiton plc (33.75%), Glencore (33.75%), Teck (22.5%) and Mitsubishi Corporation (10%).

The Antamina property consists of numerous mining concessions and mining claims covering an area of approximately 82,200 hectares and an area of approximately 15,000 hectares of surface rights.  These rights, concessions and claims can be held indefinitely, contingent upon the payment of annual license fees and provision of certain production and investment information. All of the mining concessions are located in the San Marcos District, Province of Huari, Ancash Department, Peru, and constitute all of the mineral rights that are required to permit exploitation of the deposit for which Mineral Reserves and Mineral Resources are stated.  CM Antamina has sufficient surface rights for mining, tailings disposal, waste disposal, processing and required infrastructure, based on the current life-of-mine plan.

CM Antamina also owns a port facility located at Huarmey and an electrical substation located at Huallanca. CM Antamina holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CM Antamina’s port at Huarmey.

In Peru, the mining tax regime includes the Special Mining Tax and the Modified Mining Royalty which apply to CM Antamina’s operating margin based on a progressive sliding scale ranging from 3% to 20.4%. CM Antamina is also subject to Peruvian income tax.

In addition to Franco-Nevada’s stream, Teck’s interest is subject to a net profits royalty of 1.667% payable in respect of all of CM Antamina’s free cash flow. In addition, certain of Antamina’s unexploited concessions are subject to a contractual 2.5% NSR royalty. The concessions are otherwise free of any contractual royalties or back-in rights.

A closure plan complying with Peruvian law is currently on file with the Ministry of Energy and Mines. Included in the closure plan are details for facility dismantling, demolition, post-closure stability and long term maintenance (water management/treatment systems, socio-economic support, land use/reclamation, schedules and financial provisions). Engineering and designs are required to be provided to a feasibility level and must be updated every five years or within 12 months of any environmental impact assessment or modification thereto.

Accessibility, Climate, Local Resource, Infrastructure and Physiography

The Antamina deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin. Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.

The mine is accessible via an all-weather chip sealed access road maintained by CM Antamina. The mine road connects at the Peruvian National Highway 14 at Conococha Lake. The closest town to the mine site is San Marcos, 38 kilometres by dirt road. Huaraz is the closest city to the mine site, 200 kilometres by paved road or 156 kilometres by partial dirt road.

Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill. Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru. The operation holds all of the permits that are material to its current operations.

The topography in the area of the Antamina property is characterized by steep, sharp limestone ridges and peaks, generally at 4,500 to 4,800 metres altitude, but up to a maximum of 5,073 metres. There are short glacial valleys with lakes and deep, steep-sided river canyons and valleys. The ambient air temperatures at the Antamina property range from an hourly maximum of 15.3°C to an hourly minimum of -0.1°C and the rainfall averages 1,870 millimetres per year. These conditions are appropriate to conduct mining operations throughout the year. Occasional interruptions in mining activities may occur due to strong lightning storms.

History

The Antamina valley has seen limited mineral production by indigenous peoples for centuries. The Cerro de Pasco Corporation (“Cerro”) was the first company to carry out exploratory work of any magnitude on the Antamina project, beginning in 1952. Cerro defined over one million tonnes averaging better than 3.0% copper and a lower grade reserve of 10 million tonnes. In 1970, all of the mining assets owned by Cerro were transferred to the Government of Peru. Following expropriation, Minero Perú, the Peruvian mining administration agency, formed the Empresa Minera Especial (“EME”) in partnership with Geomin, the Romanian mining agency. EME carried out a work program on the property culminating in a series of feasibility studies based on the proven and probable reserves determined from drilling and underground sampling. The basic mining plan involved an initial open pit producing 10,000 tonnes per day of ore for seven years then 20,000 tonnes per day for 13 years.

EME updated the initial study in 1978, 1979 and 1982. EME was disbanded in the 1981-1982 period due to its failure to finance the project.

In 1996, Rio Algom Limited and Inmet Mining Corporation acquired the Antamina project and shortly afterward formed CM Antamina to hold their interest in the project. In 1998, Inmet Mining Corporation sold its interest in CM Antamina, and CM Antamina was restructured under the ownership of Rio Algom Limited (37.5%), Noranda Inc. (37.5%) and Teck Corporation (25%). In 1999, the ownership was further modified as each of the three partners sold 10% of their interest to Mitsubishi Corporation, resulting in the ownership of Rio Algom Limited (33.75%), Noranda Inc. (33.75%), Teck Corporation (22.5%) and Mitsubishi Corporation (10%). As a result of various corporate transactions involving its parent owners, the current ownership of CM Antamina is BHP Billiton plc (33.75%), Glencore (33.75%), Teck (22.5%) and Mitsubishi Corporation (10%).

Geological Setting, Mineralization and Deposit Type

The Antamina deposit sits at the bottom of a glacial valley surrounded by limestone ridges. It is hosted in a sequence of limestones and sediments, which were strongly deformed by thrusting and folding, then later intruded by intermediate to felsic stocks.

The Antamina polymetallic deposit is skarn-hosted. It is unusual in its persistent mineralization and predictable zonation, and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres. The skarn is well-zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions, being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

Copper occurs mainly as chalcopyrite except for two areas of bornite, representing approximately five percent of the deposit. Zinc generally occurs as sphalerite. Other significant sulphides include molybdenite and pyrite, while trace amounts of silver and bismuth bearing minerals and local areas of galena are found.

Metal zonation is quite distinctive within the deposit. Copper occurs relatively evenly distributed from endoskarn to the limestone contact. Zinc and bismuth tend to occur within 70 metres of the contact of green garnet skarn with limestone/marble/hornfels. Molybdenite is generally located within the intrusive core and the surrounding endoskarn. Silver is present in any of the skarn lithologies. Lead is generally located in green garnet exoskarn, diopside exoskarn and hornfels. However veins and blebs of tennantite and other minerals can be found as rare occurrences in any rock type at Antamina.

Exploration

Commencing in 1996, CM Antamina performed an extensive exploration and development program to define the deposit. A resource model was built in 1997 to provide input to the feasibility study. The Antamina deposit had been drilled and underground sampled to the level that a resource and reserve model was constructed and a feasibility study undertaken in 1998. Work performed on the property up to 1999 includes metallurgical testing, check assaying of previous drill hole and underground tunnel pulps, geologic mapping, geotechnical core logging and mapping, 135 kilometres of core drilling, 6 kilometres underground tunnels and 225 metres of drifting for bulk sampling. As well, during the development and feasibility work, over 400 tonnes of metallurgical samples, representing all parts of the deposit, were taken and shipped to labs for various bench scale flotation and milling tests as well as pilot plant tests. Project construction was commenced in 1999 with initial production realized in June 2001. Since production, additional exploration studies have associated satellite areas of the property with the main intrusive and Antamina skarn through geochronology, isotopic and alteration patterns. In addition, a series of potential areas for grass-roots exploration have been identified based on stratigraphic, structural and morphological patterns.

Drilling

The Antamina data set contains core drill data, reverse circulation drill data, and data from underground drifts. EME drilled 174 core holes for 19,885 metres and extended the underground drifts driven by Cerro to a total of 6,000 metres. In addition the entire 6,000 metres of underground drifts were channeled sampled. Between 1996 and 2008, CM Antamina drilled an additional 1,905 core holes for 580,060 metres. The drill hole and underground data has been entered into acQuire database software for validation and storage. The Antamina resource model is updated on an annual basis to incorporate new available drilling data and improved understanding of the orebody.

In 2017, 56 diamond drill holes were completed within the Antamina pit, including 3 deep holes, for a total of approximately 33,300 metres.

Sampling, Analysis and Data Verification

More than 280,000 samples have been analyzed. Assay data used for resource modeling is predominately from drill core samples (95%), with a lesser amount of underground channel (4%) and reverse circulation (1%) samples. No bias was noted

for particular minerals with respect to core recovery and the samples used for the resource estimation are considered representative. Drill core sampling methodology for all Antamina drilling campaigns was the same: the drill core was cut in half, and sample intervals were set at three metres in length; however, the length of samples were adjusted to start and end at major geologic alteration and lithology contacts. All efforts were made to collect samples with a minimum length not less than 1 metre, except for density samples which average approximately 0.15 metre in length. The whole length of the drill hole was sampled, whether mineralized or not, except where low recovery prevented the collection of a representative sample. Most of the density data has been collected using two methods: caliper and wax-coat water immersion (which were determined to produce equivalent datasets). Additional studies were performed to determine correction factors for the bias between the whole core density and the in-situ density. Those factors were subsequently used during the resource estimation procedures. A bulk metallurgical sample was taken for pilot plant testing to determine grinding and bulk flotation characteristics of the ores. A drift location for the bulk sample was selected in the likely starter pit area. Approximately 400 tonnes of material was shipped for testing.

For all drilling programs run by CM Antamina, sample preparation, assaying, analytical and quality control procedures have followed acceptable industry standard practices. The procedures followed included the use of independent assay labs for all sample preparation and assays and the use of QA/QC protocols in all drilling campaigns. Additionally, most of the drilling programs included an independent audit of the QA/QC program and results. For diamond core, three metre samples of half core (HQ or NQ) are taken and crushed for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 15% of quality-assurance/quality-control samples, comprising reference materials, duplicates and blanks. The reference materials consist of matrix-matched material from Antamina, homogenized and certified in accordance with industry practice. All original data (geological logs, field forms, printed assay certificates, core photographs, and all other types of paper forms) have been archived at the mine site, inventoried and filed by hole. All of the paper forms have been scanned and electronically stored, together with all of the information that was originally received in an electronic form. A backup copy of all electronically-stored data (including backups of the SQL-based resource database) is stored in the CM Antamina vault in Lima. Industry accepted procedures were utilized for sampling, sample preparation, security and analytical procedures.  Sample checks have demonstrated that the samples are representative of the mineralization and that there is no bias in the sampling.

Mineral Processing and Metallurgical Testing

Extensive metallurgical testing was conducted on the Antamina ore body from November 1996 to December 1997. The work was carried out by reputable metallurgical laboratories under the direction of a committee of experienced metallurgical experts from within the ownership group supported by independent consultants. Much of the critical initial work was carried out in duplicate at different laboratories. Concentrator operations were started in May 2001. Over ten years of operational and metallurgical data have been realized since the original feasibility test work. The operational data and metallurgical relationships developed subsequent to the feasibility study have been applied to the current resource model.

Mineral Resource and Reserve Estimates

The Mineral Reserves and Mineral Resources for the Antamina deposit as of December 31, 2017 are as follows:

Mineral Reserves as at December 31, 2017 (100% basis)

	Proven		Probable		Total
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Copper	‘000	Cu %	‘000	Cu %	‘000	Cu %
Copper Only Ores	115,900	1.01	196,300	0.97	312,100	0.98
Copper Zinc Ores	64,600	0.90	161,400	0.80	225,900	0.83
Total	180,500	0.97	357,700	0.89	538,000	0.92

	Proven		Probable		Total
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Zinc	‘000	Zn %	‘000	Zn %	‘000	Zn %
Total	64,600	2.2	161,400	2.0	225,900	2.1

	Proven		Probable		Total
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Silver	‘000	Ag g/t	‘000	Ag g/t	‘000	Ag g/t
Copper Only Ores	115,900	7.5	196,300	7.9	312,100	7.8
Copper Zinc Ores	64,600	17.9	161,400	12.8	225,900	14.3
Total	180,500	11.2	357,700	10.2	538,000	10.5

	Proven		Probable		Total
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Molybdenum	‘000	Mo %	‘000	Mo %	‘000	Mo %
Total	115,900	0.037	196,300	0.034	312,100	0.035

Mineral Resources (Exclusive of Mineral Reserves) as at December 31, 2017 (100% basis)

	Measured		Indicated		Inferred
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Copper	‘000	Cu %	‘000	Cu %	‘000	Cu %
Copper Only ore OP	53,900	0.60	319,100	0.81	603,000	0.84
Copper Zinc ores OP	19,400	0.90	127,200	1.10	268,000	0.94
Copper Only ore UG	—	—	12,200	1.11	500,900	0.96
Total	73,300	0.68	458,500	0.90	1,371,900	0.91

	Measured		Indicated		Inferred
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Zinc	‘000	Zn %	‘000	Zn %	‘000	Zn %
Total	19,400	1.4	127,200	1.7	268,000	1.6

	Measured		Indicated		Inferred
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Silver	‘000	Ag g/t	‘000	Ag g/t	‘000	Ag g/t
Copper Only ore OP	53,900	6.9	319,100	9.1	603,000	7.9
Copper Zinc ores OP	19,400	16.9	127,200	19.1	268,000	15.1
Copper Only ore UG	—	—	12,200	14.5	500,900	11.1
Total	73,300	9.5	458,500	12.0	1,371,900	10.5

	Measured		Indicated		Inferred
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Molybdenum	‘000	Mo %	‘000	Mo %	‘000	Mo %
Total	53,900	0.017	319,100	0.023	603,000	0.030

Notes:

(1)      Source: Teck AIF dated February 26, 2018.

(2)      Columns and rows may not add up due to rounding.

(3)      Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)      Zinc is not recovered from copper ores and molybdenum is not usually recovered from copper-zinc ores or from copper ores with high bismuth.

(5)      Open pit reserve estimates were prepared assuming long term metal prices of: $2.84/lb copper, $1.00/lb zinc, $8.01/lb molybdenum and $19.47/oz silver.  Open pit and underground resource estimates were prepared assuming long-term metal prices of:  $3.00/lb copper, $1.30/lb zinc, $9.50/lb molybdenum and $20.70/oz silver.

(6)      The cut-off grades at Antamina are based on the net value before taxes that the material is expected to generate per hour of concentrator operation at assumed prices, and varies by year in an effort to maximise the net present value of the pit.

Mineral Reserves are limited to the current operation tailings dam capacity.

Mining Operations

Project construction commenced in 1999 with initial production realized in June 2001. Antamina is currently a producing property, with the mine and concentrator operating at the designed capacity.

The mine is an open-pit, truck/shovel operation.  The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates.  The mill has the capacity to process approximately 145,000 tonnes per day depending on ore hardness.  Silver is predominantly contained within the copper concentrates, with additional silver contained within the lead-bismuth concentrate. The concentrator processes multiple ore types on a campaign basis. These campaigns range from a number of days to an entire month or longer depending upon ore development and concentrate marketing requirements.

A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the Huarmey port, where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide. CM Antamina has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms for copper, zinc and molybdenum concentrates.

On a 100% basis, 2017 copper production was 422,500 tonnes compared to 431,100 tonnes in 2016, zinc production was a record 372,100 tonnes, nearly doubling 2016 production levels, molybdenum production totalled 8.7 million pounds, 15% lower than 2016, and silver production (calculated from Glencore’s attributable share as disclosed in its February 1, 2018 Production Report for the 12 months ended 31 December 2017, available on Glencore’s website), totalled 19.5 million ounces compared to 20.1 million ounces in 2016.

On a 100% basis, Antamina’s 2018 production is expected to be in the range of approximately 400,000 – 420,000 tonnes of copper, 380,000 – 400,000 tonnes of zinc and 8 million pounds of molybdenum in concentrates.

Based on current designed tailings storage capacity, the mine life is expected to continue until 2028.  Operating permits are valid until the end of the life of mine.  CM Antamina is currently conducting engineering studies for additional tailings storage options and alternative mine plans that could result in significant mine life extensions.

Labour

In January 2016, a new labour agreement was ratified that will expire in the third quarter of 2018.

Operating and Capital Costs

Total 2018 projected cash operating costs for the project (shown on a 100% basis, calculated from Teck’s attributable 22.5% share) are tabulated below.

Approximated Projected Cost,
Component	$ million
Labour	378
Supplies	400
Energy	178
Other (including general & administrative, inventory changes)	22
Less amounts associated with projected capitalized stripping	(244)
Total	733

The cash operating costs presented above do not include transportation or royalties.

Total 2018 projected capital costs for the project (shown on a 100% basis, calculated from Teck’s attributable 22.5% share) are tabulated below:

Approximated Projected Cost,
Component	$ million
Sustaining	236
Major Enhancement	44
Total	280

Exploration and Development

Beyond the estimated Mineral Reserves and Mineral Resources, Antamina hosts additional potential open pit and bulk/selective underground targets.  A third party study was completed in 2017 to evaluate copper-only mineral resources that could be extracted using an underground operation.  The underground resource has been estimated at 500 million tonnes of inferred and 12 million tonnes of indicated, copper-only ore resources.  Although underground methods would reduce existing open pit resources by 383.0 million tonnes, there is a net increase of 123.5 million tonnes of resources.  There is also regional exploration potential over a large, prospective land package greater than 700 square kilometres.

CANDELARIA MINING AND TECHNICAL INFORMATION

Property Description, Location and Access

The Candelaria Copper Mining Complex comprises two adjacent copper mining operations, Compañia Contractual Minera Candelaria (“Minera Candelaria”) and Compañia Contractual Minera Ojos del Salado (“Minera Ojos del Salado”), that produce copper concentrates from open pit and underground mines. Minera Candelaria is an open pit and underground mine (“Candelaria Underground”) providing copper ore to an on-site concentrator with a capacity of 75,000 tonnes per day, and Minera Ojos del Salado comprises two underground mines: Santos and Alcaparrosa. The Santos mine provides copper ore to an on-site concentrator with a capacity of 3,800 tonnes per day, while ore from the Alcaparrosa mine is treated at the Minera Candelaria processing plant. The Candelaria Copper Mining Complex is indirectly owned by Lundin as to 80% and Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (collectively, “Sumitomo”) as to 20%.

The Candelaria Copper Mining Complex is located in Chile’s Atacama Region, Region III, at an elevation of approximately 650 metres above sea level, 20 kilometres south of the city of Copiapó and adjacent to the community of Tierra Amarilla, all of which are approximately 650 kilometres north of Santiago. The properties are easily accessed using the public road system. Personnel employed at the Candelaria Copper Mining Complex come primarily from the Copiapó region. Copiapó is a modern city with all regular services and a population of approximately 160,000. Copiapó regional airport is serviced by regional flights from Santiago and other destinations on a daily basis.

The Minera Candelaria property comprises 249 mining exploitation concessions (approximately 5,855 hectares) and 65 mining exploration concessions (approximately 6,580 hectares). The Minera Ojos del Salado property comprises 192 mining exploitation concessions (approximately 9,273 hectares) and 38 mining exploration concessions (approximately 6,848 hectares). The tenements are free of mortgages, encumbrances, prohibitions, injunctions, and litigation. The tenements on which active and contemplated mining activities occur or are contemplated to occur are not affected by royalties.

History

The Candelaria sulphide deposit was discovered by Phelps Dodge Corporation (“Phelps Dodge”) in 1987. A feasibility study was completed in 1990 and, following approval by the Chilean government, construction started in October of 1992. Sumitomo acquired a 20% stake in the project in 1992. Production commenced in early 1995.

In 2007, property ownership changed when Freeport-McMoRan Inc. (“Freeport”) acquired Phelps Dodge.

During 2011, a pipeline was completed to bring water purchased from a nearby sewage treatment facility to the Candelaria mine. A desalination plant at the port of Caldera was built and commissioned in 2013 at a capacity of 500 litres per second.

The Santos underground mine has been in production since 1929, with processing taking place at what is now called the Pedro Aguirre Cerda (“PAC”) plant. Phelps Dodge became sole owner of Minera Ojos del Salado and the Santos mine and the PAC plant in 1985. The PAC plant has been expanded several times to its current capacity of 3,800 tonnes per day. Sumitomo acquired its 20% interest in Minera Ojos del Salado in 2005.

In early 1996, production from the Alcaparrosa underground mine commenced.

In November 2014, Lundin acquired Freeport’s interest in the Candelaria Copper Mining Complex.

In 2015, the Candelaria 2030 project (as defined below), including the new Los Diques tailings management facility, received environmental approval from Chilean regulators. Construction of Los Diques commenced in 2016 after the receipt of the major construction permits.

The Candelaria Copper Mining Complex has been a significant producer of copper since the mid-1990s. Over the last four years, annual contained copper and gold metal in concentrates has averaged approximately 174 kilotonnes and 100,000 ounces, respectively.

Geological Setting, Mineralization and Deposit Type

The Candelaria sulphide deposit is located at the boundary between the Coastal Cordillera and the Copiapó Precordillera. The Coastal Cordillera of Chañaral and Copiapó is composed of Permian to Lower Cretaceous intrusions within a basement of metasedimentary rocks of Devonian to Carboniferous age. Volcanic, volcaniclastic and marine carbonate rocks represent intra- and back-arc sequences that were deposited during the Early to Mid-Cretaceous period.

The Candelaria, Santos and Alcaparrosa mines are located in the district of Punta del Cobre. The polymetallic sulphide deposits are hosted in volcanic rocks of the Punta del Cobre Formation. Polymetallic sulphide deposits in the Punta del Cobre district are located to the east of the main branches of the Atacama fault zone, a subduction-linked strike-slip fault system stretching over 1,000 kilometres along the Chilean coast and active at least since the Jurassic period. The dominant structural elements of the Punta del Cobre area are the northeast-trending Tierra Amarilla Anticlinorium, a southeast verging fold-and-thrust system and a series of north-northwest to northwest-trending high-angle faults.

The copper-gold sulphide mineralization found at the Candelaria Copper Mining Complex is generally referred to as iron oxide copper gold (IOCG) mineralization. The sulphide mineralization occurs in breccias, stockwork veinlets, disseminations in andesite, and as an internal tuff unit. There are also some localized controls to mineralization in the form of faults, breccias, veins, and foliation.

Candelaria has become an exploration model for Andean-type IOCG deposits that display close relationships to the plutonic complexes and broadly coeval fault systems. Depending on lithology and the structural setting, the polymetallic sulphide mineralization can occur as veins, hydrothermal breccias, replacement mantos, and calcic skarns. The Candelaria IOCG system lies within the thermal aureole of the Lower Cretaceous magmatic arc plutonic suite in the Candelaria-Punta del Cobre district.

Exploration

Ongoing exploration is conducted at the Candelaria Copper Mining Complex with the primary purpose of supporting mining and increasing Mineral Resources and Mineral Reserves available for mining. Exploration is focused on the known mantos, veins, and breccia masses in proximity to existing underground infrastructure. Historically, this strategy has proven very effective in defining new Mineral Resources and Mineral Reserves available for underground mining. Much of the exploration is conducted from underground, requiring significant underground development to provide adequate drilling stations. Regional exploration is also undertaken on the large properties surrounding the mines to identify targets and define new Mineral Resource areas. All existing exploration information is being compiled into a comprehensive 3D model to allow for evaluation and prioritization of exploration efforts.

From 2010 to the end of June 2017, Minera Candelaria and Minera Ojos del Salado have, together, invested more than US$189 million in exploration, primarily below the Candelaria open pit, to the north and south, and at the three underground mines. This exploration has resulted in a significant expansion of the Mineral Resources and Mineral Reserves of the underground mines, and contributed to the extension of their life.

At Candelaria, the 2016 exploration programme included 56,500 metres of diamond drilling and 430 metres of underground development. At the Alcaparrosa mine, the 2016 exploration programme included 121 metres of underground development and a total of 5,000 metres of core drilling. At the Santos mine, the 2016 exploration programme included 17,500 metres of core drilling. In addition to the underground exploration programmes, geophysical tools including MIMDAS, Gravity, and TDEM have been employed to guide future drilling programs within the Candelaria District.

Drilling

Mineral Resources are estimated from information obtained from surface and underground drill holes. From 1990 to June 30, 2017, 2,944 core and percussion boreholes have been drilled in and around the Candelaria open pit mine. At the Santos mine, a total of 1,442 core boreholes were drilled since 1988. For the Alcaparrosa mine, the borehole database contains information from 1,002 core boreholes drilled from surface and underground locations. The drilling and sampling procedures used are consistent with generally recognized industry best practices.

Sampling, Analysis and Data Verification

Analytical samples used in estimating the Minera Candelaria Mineral Resources were prepared and assayed at the Candelaria mine laboratory that is accredited to ISO 17025 for the analyses of copper, iron, zinc, and silver. Analytical samples used in estimating the Minera Ojos del Salado Mineral Resources were prepared and assayed by Intertek (formerly Vigalab). Conventional preparation and assaying procedures are used. Copper is analyzed by multi acid digestion and atomic absorption spectroscopy. Gold is assayed using a fire assay procedure. Specific gravity is systematically measured on core samples.

All drilling assay samples have been collected by company personnel or under the direct supervision of company personnel. Samples from Minera Candelaria are processed and analyzed entirely at the mine site. Samples from Minera Ojos del Salado are shipped directly from the property to the Intertek laboratory in Tierra Amarilla.

Assay samples are collected by appropriately qualified staff at the laboratories. Sample security involves two aspects: maintaining the chain of custody of samples to prevent inadvertent contamination or mixing of samples and rendering active tampering as difficult as possible.

A study initiated in 2016 showed an apparent bias in the analytical results delivered by Intertek laboratory for silver affecting samples assayed prior to mid- 2015. There is no significant evidence of historical bias in gold assay results.

For the 2016 block models, correction factors were calculated and applied to the historical block models impacted by the problematic samples for the underground mines.

In the 2017 underground block models, the same correction factor was applied for each borehole affected by silver overestimation from 2015. In the open pit, boreholes with overestimated silver grades were removed from the database so as not to affect the block models prepared in 2017. This resulted in a decrease of the silver grade in the Candelaria open pit Mineral Resource estimate.

The sampling preparation, security, analytical procedures, data verification and QA/QC protocols used are consistent with generally accepted industry best practices.

Mineral Processing and Metallurgical Testing

The Candelaria Copper Mining Complex maintains regular metallurgical testing programs that are incorporated with historical testing results and mill performance into a statistical model to predict and improve the complex’s processing performance in terms of mill throughput, metal recovery to concentrate, and final concentrate grade. Metallurgical tests are executed in a number of specialized in-house and commercial facilities. Testing includes rock hardness classification, mineralogy using QEMSCAN technology and bench scale flotation testing that is correlated with industrial scale performance in order to predict mill throughput and metallurgical performance. A similar but less intense program is underway for the PAC plant.

New metallurgical tests were initiated in late 2016 as part of a feasibility study to evaluate potential throughput increases at the Candelaria mill. Results and analysis from this testwork programme were evaluated and many process improvement initiatives have now commenced, focussing on debottlenecking and improving the performance of the existing mill facilities.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resources at the Candelaria Copper Mining Complex are estimated from core drilling information stored in a secured central database, and were evaluated using a geostatistical block modelling approach. Five Mineral Resource models were prepared for the areas comprising the Candelaria open pit mine and the three underground mines (Candelaria underground north sector, Candelaria underground south sector, Santos, and Alcaparrosa) using slightly different methodologies and assumptions. The block models comprising the Candelaria underground and Santos underground deposits were integrated in 2017.

The open pit Mineral Reserve estimate is based on a mine plan and open pit designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, operating cost estimates and sustaining capital cost estimates based on the production schedule and equipment requirements. Open pit optimizations are carried out using a Lerchs-Grossman algorithm.

The underground Mineral Reserve estimates at Candelaria (north and south sectors), Alcaparrosa and Santos are based on mine plans and designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, and operating and sustaining capital cost estimates. Preliminary stope layouts were generated by first utilizing Datamine MSO (Mineable Shape Optimizer) software with pre-defined stope design parameters. These preliminary stope designs were reviewed and refined to achieve optimal stope geometries.

Details of the June 30, 2017 Consolidated Mineral Resource and Mineral Reserve statement for the Candelaria Copper Mining Complex are set forth below:

Consolidated Mineral Resource Statement as of June 30, 2017 (100% Basis)*
	Classification	Quantity	Cu	Au	Ag	Cu	Au	Ag
		‘000 t	%	g/t	g/t	‘000 t	‘000 oz	‘000 oz
Open Pit	Measured	389,374	0.55	0.13	1.73	2,154	1,614	21,684
	Indicated	28,942	0.42	0.12	1.30	122	108	1,206
	Measured & Indicated	418,316	0.54	0.13	1.70	2,276	1,721	22,889
	Inferred	5,976	0.27	0.06	0.93	16	12	178
Underground	Measured	147,844	1.15	0.26	3.56	1,694	1,215	16,939
	Indicated	82,279	1.06	0.23	3.11	869	605	8,223
	Measured & Indicated	230,123	1.11	0.25	3.40	2,563	1,820	25,162
	Inferred	17,851	1.04	0.24	1.75	185	138	1,001
WIP**	Measured	92,386	0.34	0.09	1.41	314	272	4,183
	Indicated	-	-	-	-	-	-	-
	Measured & Indicated	92,386	0.34	0.09	1.41	314	272	4,183
	Inferred	-	-	-	-	-	-	-
Combined	Measured	629,604	0.66	0.15	2.11	4,162	3,101	42,805
	Indicated	111,222	0.89	0.20	2.64	992	712	9,429
	Measured & Indicated	740,825	0.70	0.16	2.19	5,153	3,813	52,233
	Inferred	23,827	0.84	0.20	1.54	201	149	1,179

*     Reported within the boundaries of the Compañia Contractual Minera Candelaria and Compañia Contractual Ojos del Salado properties. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Mineral Resources include Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.2 percent copper within a conceptual pit shell based on metal prices of US$3.16 per pound of copper and US$1,000 per ounce of gold and current topography. Underground Mineral Resources are reported at a cut-off grade of 0.6 percent copper. Parts of the open pit Mineral Resources have been converted into underground Mineral Reserves. Franco-Nevada’s stream covers only Lundin’s 80% interest in the Candelaria Copper Mining Complex.

**   Work-in-Progress (WIP) stockpiles.

Consolidated Mineral Reserve Statement as of June 30, 2017 (100% Basis)*
	Classification	Quantity	Cu	Au	Ag	Cu	Au	Ag
		‘000 t	%	g/t	g/t	‘000t	‘000oz	‘000 oz
Open Pit	Proven	295,012	0.54	0.13	1.75	1,591	1,188	16,569
	Probable	20,880	0.45	0.12	1.66	94	80	1,117
	Total	315,892	0.53	0.12	1.74	1,685	1,268	17,687
WIP**	Proven	92,316	0.34	0.09	1.41	313	271	4,179
Candelaria	Probable	-	-	-	-	-	-	-
	Total	92,316	0.34	0.09	1.41	313	271	4,179
Underground	Proven	54,967	0.89	0.21	3.11	491	371	5,500
	Probable	34,240	0.86	0.19	2.92	296	209	3,215
	Total	89,207	0.88	0.20	3.04	787	580	8,714
WIP**	Proven	70	0.87	0.22	1.69	1	0.5	4
Ojos del Santos	Probable	-	-	-	-	-	-	-
	Total	70	0.87	0.22	1.69	1	0.5	4
Combined	Proven	442,364	0.54	0.13	1.85	2,395	1,830	26,251
	Probable	55,120	0.71	0.16	2.44	390	289	4,332
	Total	497,484	0.56	0.13	1.91	2,785	2,120	30,584

*     Mineral Reserves are included in Mineral Resources. Mineral Reserves have been prepared using metal prices of US$2.75 per pound of copper US$1,000 per ounce of gold and US$15.00 per ounce of silver. All figures have been rounded to reflect the relative accuracy of the estimates. Minera Candelaria Mineral Reserves for open pit and underground are reported at cut-off grades of 0.20 and 0.60 percent copper, respectively. Underground Mineral Reserves for Alcaparrosa and Santos are reported at cut-off grades of 0.63 and 0.66 percent copper, respectively. Parts of the underground Mineral Reserves have been converted from open pit Mineral Resources. Franco-Nevada’s stream covers only Lundin’s 80% interest in the Candelaria Copper Mining Complex.

**   Work-in-Progress (WIP) stockpiles.

Mining Operations

The Candelaria open pit mine operates with an overall mining rate which is being increased to approximately 270,000 tonnes per day including 64,800 tonnes per day of ore sent to the Candelaria processing plant. The average grade of the ore that will be mined from the open pit over the remaining life of mine is estimated at 0.53% copper, while stockpiled work-in-progress material is estimated to have an average grade of 0.34% copper. The mine currently operates seven electric shovels, 43 haulage trucks, eight production drills and a fleet of support equipment. A major open pit mine equipment re-capitalisation programme has been approved that will see much of the current fleet replaced over the next four years.

The open pit was designed to be mined in several phases of development. As of June 2017, five phases of development remain in the life-of-mine (“LOM”) plan (Phases 9 to 13). The overall strip ratio is 2.7:1 including ore that is initially delivered to stockpiles and the total in-pit waste is 871.6 million tonnes. The overall life of the open pit mine is 18 years.

Following a localised failure in the east wall of the Phase 9 pit in October 2017, modifications were made to the Phase 9 design and the LOM schedule was modified to reflect the changes. The Mineral Reserves were not affected by the change in design as material now excluded from the original Phase 9 will be captured in Phase 10 in future years. However, the 2018 and 2019 production forecasts have been impacted, and the forecast for 2018 now shows a reduction in contained copper of approximately 20% over the previous production plan, as additional low grade stockpile material will be processed in place of higher grade ore previously scheduled from Phase 9. For 2018, compared to the previous production plan, a reduction in contained gold of approximately 5% is forecast, while contained silver is forecast to increase slightly.

The Candelaria underground mine was expected to produce 7,000 tonnes per day of ore in 2017, ramping up to a steady state of 14,000 tonnes per day by 2021. The average LOM grade is 0.89 percent copper. The Alcaparrosa mine currently produces 4,300 tonnes per day of ore and is expected to maintain that rate in the LOM plan. The average LOM grade is 0.77 percent copper. The Santos mine will continue to produce at its current rate of production of 5,100 tonnes per day of ore with an average LOM grade of 0.94 percent copper. The three underground mines utilize a sublevel stoping mining method for ore extraction. This method is ideal for relatively large, vertical, as well as thick deposits with favourable and stable host rock.

Processing and Recovery Operations

Minera Candelaria and Minera Ojos del Salado operate their own processing plants. The Candelaria processing plant receives ore from the Candelaria open pit and Candelaria and Alcaparrosa underground mines. It has a nameplate capacity of 75,000 tonnes per day. The PAC processing plant receives ore from the Santos underground mine and has a design capacity of 3,800 tonnes per day.

The Candelaria processing plant flowsheet is conventional, comprising two parallel process lines for grinding and flotation followed by common final concentrate filtration and shipping of bulk copper concentrates. Run of mine ore is trucked to a primary gyratory crusher which then feeds a semi-autogenous grinding mill-ball mill circuit with pebble extraction and crushing. The secondary ball mill cyclone overflow constitutes feed to the rougher flotation bank. Rougher concentrate is reground prior to two stage cleaning in column flotation. Final flotation copper concentrate with gold and silver by-product metals is thickened, filtered, and stored on site. Final flotation tails are conventionally thickened and disposed of in a rockfill embankment tailings storage facility. Typical metallurgical recoveries average 94% for copper, 72% for gold and 82% for silver.

A feasibility study has been undertaken to evaluate potential debottlenecking expansions of the main Candelaria processing plant to add approximately 15-20% throughput capacity and is subject to further reviews and optimizations of the mine plan. However, the process improvement initiatives that were highlighted by the study are being implemented on their individual merits and the forecast cumulative impact of these initiatives is an additional 4,000 tonnes per day of throughput and an additional 1.7% copper recovery.

The PAC concentrator has been in operation since 1929. The PAC concentrator flowsheet comprises a conventional three -stage crushing plant. The grinding circuit has three closed circuit ball mills operating in parallel. The ball mill cyclone overflow constitutes feed to the rougher flotation bank. Rougher concentrates are reground prior to cleaning in a column cell with the tailings scavenged with conventional mechanical flotation cells. Final concentrate is thickened and filtered using a ceramic disc filter. Final flotation tailings from the PAC plant are pumped to the main Candelaria tailings storage facility. Historical metallurgical recoveries average 94% for copper, 72% for gold and 72% for silver.

Copper concentrates containing precious metals are sold on contract to local smelters or trucked to the Punta Padrones port, near Caldera for export to overseas smelters.

The Candelaria Copper Mining Complex has an agreement with a third party company to process Candelaria’s flotation tailings to produce a magnetite concentrate and this produces an additional source of by-product revenue for the operator subject to favourable iron ore prices.

Infrastructure, Permitting and Compliance Activities

The mines of the Candelaria Copper Mining Complex receive electrical power through long-term contracts with AES Gener S.A., a local energy company. The main water supply comes from a desalination plant, which was commissioned in 2013 and is located adjacent to the Punta Padrones port facility. Local treated sewage water is also used by the mines. Copper concentrate is shipped from the Punta Padrones port facility at the port of Caldera. Both the desalination plant and the Punta Padrones port are owned by Minera Candelaria.

The current Candelaria tailings storage facility receives the flotation tails from the Candelaria and PAC processing plants. The remaining tailings storage capacity at the end of 2017 is forecast to be 7.1 million cubic metres, sufficient to receive tailings until June 2018 at the current production throughput.

A new tailings storage facility, known as Los Diques, has been constructed to replace the Candelaria tailings storage facility. The Los Diques facility will be located to the southwest of the open pit and plant sites and will have an approximate designed capacity of 600 million tonnes. The Los Diques tailings management facility is a key part of the “Candelaria 2030 Project Operational Continuity” (“Candelaria 2030”) environmental impact assessment (EIA) that was submitted to the environmental authorities in September 2013 and was approved in July 2015. Engineering was completed during 2016 and after receipt of key sectorial permits construction of the starter dam was initiated.

On January 16, 2018, Lundin announced that commissioning of the Los Diques tailings storage facility was underway with the first placement of tails occurring on January 8, 2018, several months ahead of schedule.

Chile has in place a comprehensive regulatory framework for mining and other industrial activities, dating from the mid-1990s and most recently updated in 2013. Although the Candelaria and Ojos del Salado facilities were permitted and developed prior to the modern framework being in place, both now hold numerous environmental approvals stemming from modifications to the original developments. In addition, the two companies hold more than 1,000 permits for construction and operation of the mining and milling facilities, and related infrastructure.

The most recently completed major environmental assessment process was initiated in September 2013 with the submission of the Candelaria 2030 EIA. This included, among other things, an extension of the operating life of the facilities and the Los Diques tailings storage facility. The Candelaria 2030 EIA received regulatory approval with conditions in July 2015. None of the conditions of approval represent risks to the technical or economic feasibility of the operation.

On January 16, 2018, Lundin announced that a Resolución de Calificación Ambiental environmental permit for the underground Alcaparrosa mine was received allowing for continuation of operations through to at least 2022.

The Environmental Management Systems of Minera Candelaria and Minera Ojos del Salado have been certified for many years under the international ISO 14001 Standard. Minera Candelaria was most recently re-certified in March 2015 and the certification for Minera Ojos del Salado was achieved in September 2016. During 2017, implementation of the updated standard ISO 14001 in all their areas was initiated and the compliance was certified.

In December 2016, The Candelaria Copper Mining Complex received notice of fines totalling approximately US$4 million, related to alleged instances of non-compliance with its environmental approvals stemming from two inspections carried out by regulatory authorities in 2013 and 2014, prior to ownership by Lundin. In June 2017, the Candelaria Copper Mining Complex presented its appeal in front of the Environmental Court. It is expected that the process could take up to a year or more to be resolved. The Candelaria Copper Mining Complex does not foresee any impact of this legal process on production.

The main permit pending from SERNAGEOMIN, the Technical Permit for the Port and Plant Operations, is under review and approval, as of the date of the Candelaria Technical Report, was expected in late December 2017. In addition, there is a pending approval of the Candelaria 2030 Closure Plan, which is also expected from SERNAGEOMIN in late 2017 or early 2018.

Separate mine closure plans are in place for Minera Candelaria and Minera Ojos del Salado and both have been approved by the Chilean National Geology and Mining Service. The approved closure costs are US$57.7 million for Minera Candelaria and US$9.0 million for Minera Ojos del Salado. In December 2016, an updated closure plan was submitted for review and approval, which includes the Candelaria 2030 developments and, as of the date of the Candelaria Technical Report, was expected to be approved before the end of 2017. Any extension of the Alcaparrosa mine’s life beyond the current life of mine will require an update of the closure plan and a new financial guarantee. The legacy facilities (old tailings and slag deposit) have already been closed and remediated.

Minera Candelaria is an active participant in civil society in the Atacama region of Chile, with social initiatives focussed principally on the communities nearest to the mine and port sites, namely Tierra Amarilla and Caldera. The Candelaria Copper Mining Complex includes liaison offices in both communities and has implemented a formal Stakeholder Engagement Plan and a grievance/suggestions mechanism. Community forums, called “Encuentros con Candelaria” and consisting of open meetings, have been conducted to share relevant information about the company’s strategic plan and initiatives on topics related to safety, environmental, operational and social performance.

Minera Candelaria has in place an agreement with the local government of Tierra Amarilla, which makes available more than US$16 million to develop a portfolio of community programs in areas such as housing, culture and health services improvements. In addition, at Caldera where most residents are either directly or indirectly linked to the fishing industry, Candelaria established the Fishermen Development Fund to offer local fishermen resources to develop individual and collective projects in the four main areas of housing, health, education and economic development.

In May 2017, the Candelaria Copper Mining Complex initiated a process to develop a 5-year Strategic Development Plan aimed to position the Candelaria Copper Mining Complex as a catalyst for the development of the Atacama region, together with the generation of public-private partnerships. The key pillars of the process are economic development, education, wellness and social and environmental innovation.

Capital and Operating Costs

For 2017, the combined Candelaria Copper Mining Complex C1 cash operating cost was US$1.22 per pound and for 2018 is forecast to be $1.70/lb.

For 2017 the combined Candelaria Copper Mining Complex capital expenditure was US$335M and the forecast capital investment plan for 2018 is summarized in the table below:

Forecast Capital Investment Plan, 2018	US$M
Capitalized Stripping	200
Los Diques TSF	60
New Mine Fleet Investment	75
Candelaria Mill Optimization Project	50
Candelaria Underground Development	20
Other Sustaining	105
Total Cost	510

Forecasted capital investment for 2018 has increased significantly, increasing to approximately US$510 million, from prior forecast of approximately US$170 million, contained in the Candelaria Technical Report dated January 17, 2017. Capital costs for the Candelaria underground mine have increased significantly and represent the development and supporting mine infrastructure for the expanded production in the North sector of the Candelaria underground and the initial development of the South sector of the mine. Candelaria mill capital costs include a series of process improvements. The tailings capital costs estimates include the completion of the initial phase of the new Los Diques tailings storage facility and the early commencement of subsequent phases of the facility. Forecasted G&A costs include a number of environmental and local community initiatives. The forecast capital expenditure estimate for Minera Ojos del Salado reflects the capitalization of mine access development in waste and the extension of both the Santos and Alcaparrosa mine lives to 2024 and an allowance to extend the PAC plant tailings pipeline to Los Diques.

Lundin capitalizes waste stripping costs when experienced strip ratios are above the average planned strip ratio for each open pit phase under development. During the production phase of the Candelaria open pit mine, waste stripping costs, which provide probable future economic benefits and improved access to the orebody, are capitalized to mineral properties.

Exploration, Development, and Production

The summary of the 2018 to 2022 exploration programme is tabulated below (metres/year).

		2018	2019	2020	2021	2022	Total
Santos	Definition	17,000					17,000
	Exploration	17,000					17,000
Alcaparrosa	Definition		15,500	7,000			22,500
	Exploration	19,000	7,000				26,000
Candelaria Underground	Definition	29,000	49,000	26,000	30,000	8,000	142,000
	Exploration	28,000	11,000	23,000	26,000	8,000	96,000
Candelaria Open Pit	Definition
	Exploration	4,000	7,000				11,000
District	Definition					23,000	23,000
	Exploration	8,000	7,000	10,000	7,000	12,000	44,000
	Delineation	3,000	15,500	15,000	6,000	15,000	54,500
	Total (metres/year)	125,000	112,000	81,000	69,000	66,000	453,000
	Drifting (metres)	1,995	1,150	1,160	660	700	5,665
Total Cost	US$ (‘000)	35,970	30,482	24,132	19,666	19,967	130,218

The objective of this exploration program is three-fold: to define and upgrade the classification of additional higher grade Mineral Resources in the underground mines to replace the processing of lower grade feed from the open pit or surface stockpiles and improve the LOM copper production; to understand the resource potential remaining in the underground mines; and to explore the Candelaria District to supplement the depletion of Mineral Resources in the mines.

For 2017, the Candelaria Copper Mining Complex produced contained metals in concentrate (100 percent basis) of 184 kilotonnes of copper, 104,000 ounces of gold and 1.8 million ounces of silver. The ten year production plan currently contemplates an increase in aggregate forecast copper production of approximately 20% and an increase in aggregate forecast gold and silver production of approximately 25% compared to the previous production plan. Over the remaining life of mine plan (to 2035), the average annual production is estimated to be 140 kilotonnes of copper, 82,000 ounces of gold and 1.3 million ounces of silver. This is an increase over the previous production plan and improves the overall project economics.

COBRE PANAMA MINING AND TECHNICAL INFORMATION

Project Description, Location and Access

The Cobre Panama concession is 120 kilometres west of Panama City and 25 kilometres from the Caribbean Sea coast, in the District of Donoso, Colon Province, in the Republic of Panama. It includes four zones and covers an area of 12,955.1 hectares. There is no industrial development in the area of the concession and the region is sparsely populated. The primary occupation of the local residents is subsistence farming. The nearest community, the village of Coclecito (population 900), is 12 kilometres southeast of the proposed plant site. The city of Penonomé, which has a population of 25,000, is 49 kilometres southeast of Coclecito.

The topography in the concession area is rugged with considerable local relief covered by dense forest. The area to the north is a lowland with minimal relief extending to the Caribbean coast. Climatic conditions are tropical with high precipitation levels, high humidity and relatively high temperatures year-round of 25 to 30 degrees Celsius.

On February 9, 1997, Minera Panama S.A., (“MPSA”) was granted the mineral concession to explore and exploit Cobre Panama under Contract Law No. 9 of February 26, 1997 (“Law 9”). Law 9 has an initial 20-year term ending in 2017 and there are provisions for two consecutive 20-year extensions. Such extensions are standard and are awarded in the year the concession comes up for renewal. The legal regime established by Law 9 for the development of the Cobre Panama concession is supplemented by the Mineral Resources Code of Panama (the “Panama Mining Code”).

On December 30, 2016 the Government of Panama signed and issued Resolution No. 128 by which it extended the Law 9 mining concession for a second 20 year term which commenced March 1, 2017 up to February 28, 2037. MPSA remains eligible for consideration of a third 20 year term of the Law 9 mining concession commencing March 1, 2037.

Under Law 9, MPSA has the rights to explore for, extract, exploit, beneficiate, process, refine, transport, sell and market the gold, copper and other mineral deposits on the Cobre Panama concession.  MPSA is required to pay a 2% royalty on “Negotiable Gross Production” which is defined as “the gross amount received from the buyer due to the sale (of concentrates) after deductions of all smelting costs, penalties and other deductions, and after deducting all transportation costs and insurance incurred in their transfer from the mine to the smelter” to the Government of Panama.  Law 9 also grants to MPSA rights of way on state-owned lands and easements to use surface lands on concessions adjacent to the Cobre Panama concession; the right to build, maintain and use such lands; and easements for use to build, install, maintain and use facilities and installations that MPSA deems convenient for the development of the Cobre Panama concession.

Corporate income tax under Law 9 is payable at a rate of 25% on taxable earnings which is exempted for the period during which MPSA has outstanding debt relating to the construction and development of the project.

History

Cobre Panama is a development property in Panama which is currently in construction (it is not currently an operating mine). In 2013, First Quantum acquired an indirect 80% interest in MPSA, which holds the Cobre Panama concession, through its acquisition of Inmet Mining Corporation (“Inmet”). At that time the remaining 20% interest in MPSA was held by KPMC, a 50/50 joint venture company whose ultimate shareholders are LS-Nikko Copper Inc. and KORES.

In August 2017, First Quantum increased its effective ownership of MPSA to 90% by acquiring LS-Nikko’s 50% holding of KPMC. The purchase consideration of $664 million is payable in six installments over a five-year period. In September 2017,  First Quantum agreed terms for an additional precious metals stream agreement on the Cobre Panama project with the Company to finance the entire first instalment due to LS-Nikko.  This agreement was expanded in January 2018 to also include a precious metals stream on KORES’ 10% indirect interest.  The terms of the additional stream, other than the on-going price, mirror the existing stream on Cobre Panama, including initially linking precious metals deliveries to copper in concentrate shipped for approximately the first 25 years of production.

Geological Setting and Mineralization; Exploration and Drilling

Mineralization at Cobre Panama consists of several disseminated copper-gold-molybdenum deposits. Known geologically as porphyry copper deposits, these are typical of the Western Cordillera of the Americas and other regions around the Pacific Ocean basin.

During a regional survey in 1968, a United Nations Development Program team discovered copper, gold and molybdenum porphyry mineralization in the Petaquilla River region of north-central Panama. A total of 1,805 diamond drill holes totalling 346,294 metres have been drilled from discovery to August 2013. Exploration has outlined the several porphyry deposits, which developed around granodioritic stocks within and peripheral to the Oligocene Petaquilla batholith. Epithermal gold mineralization has also been identified in a more distal setting to the batholith.

The porphyry deposits occur at the southern margin of a large granodioritic batholith of mid-Oligocene age. The main deposits are Balboa, Botija, Colina and Valle Grande. There are also a number of smaller zones, the most significant being Brazo and Botija Abajo.

All of the porphyry style mineralization on the property is hosted in granodiorite, feldspar-quartz-hornblende porphyry and adjacent andesitic volcanic rocks. The porphyry at Balboa intruded passively toward the south from a source located northwest of the deposit and is also thought to be influenced by a high angle structure to the west of the deposit.  At Botija, a number of north dipping feldspar-quartz-hornblende dikes cut the granodiorite. Two roof pendants of andesitic volcanic rock occur in the central and eastern parts of the deposit. At Colina, mineralization is associated with an east-southeasterly trending, shallow north-dipping 2.5 kilometre by 1 kilometre feldspar-quartz-hornblende porphyry sill and dyke complex that intrudes granodiorite and andesitic volcanic rocks. The Valle Grande zone is associated with a southeast trending feldspar-quartz-hornblende porphyry lopolith that is bounded to the north and south by andesitic volcanics and minor granodioritic dykes. At Brazo and Botija Abajo the host rock is dominantly feldspar-quartz or feldspar-quartz-hornblende porphyry.

Hydrothermal alteration along the Cobre Panama mineral trend is primarily silica-chlorite which is interpreted to be a form of propylitic alteration. Potassic alteration, consisting of salmon coloured potassium feldspar and secondary biotite is seen in the central parts of Botija. Argillic and phyllic alteration is patchy in the three main deposits with the latter variety being most prevalent near the tops of the deposits. At Brazo, pervasive sericite, clay and pyrite is associated with well-developed quartz stockworks.

Hypogene sulphides occur as disseminations, micro-veinlets, fracture fillings and quartz-sulphide stockworks. Chalcopyrite is the dominant copper mineral with lesser bornite. Traces of molybdenite are commonly found in quartz veinlets. There is no significant zone of supergene enrichment at Botija, Colina and Valle Grande. At Brazo, supergene mineralization consisting of chalcocite-coated pyrite and rare native copper occurs to a depth of at least 150 metres.

The Cobre Panama project comprises a series of copper porphyry deposits, including three main zones being Botija, Colina and Valle Grande plus three other zones; Balboa, Brazo and Botija Abajo. There has been significant exploration drilling in this region giving the project a potential life of operations in excess of 40 years. Mineral Resources and Reserves were updated by First Quantum in June 2015, by the filing of an NI 43-101 Technical Report, which replaced the previous NI 43-101 report dated May 2010.

Sampling, Analysis and Data Verification

Samples from MPSA drilling were placed within aluminum trays and dried in ovens. Once dry, the entire sample was crushed in a Rocklabs Boyd crusher, with sieve tests conducted regularly to ensure that the material was being crushed to the appropriate size. The equipment was cleaned after every sample using high-pressure air and after every tenth sample a coarse blank sample was passed through the crusher. The crushed sample material was split using a Jones rifle splitter and a 500 gram aliquot taken for assay. The aliquot was placed in a small plastic bag which was heat sealed and marked with a bar-coded sample tag. The reject material was returned to the original sample bag and stored on site.

The sample aliquots were shipped by air courier to ALS Chemex Lima in Lima, Peru, for analysis. Umpire assay checks and secondary assay work was conducted by Acme Santiago in Santiago, Chile. Both labs have ISO/IEC 17025-2005 certification. Residual pulps were stored at either ALS Chemex in Lima, Perú, or at a storage warehouse at First Quantum’s Minera Antares office in Arequipa, Peru.

All assay samples were kept in a locked facility on site until they were ready for shipment. Samples for a given hole were batched once the entire hole had been logged and sampled. Samples were collected into larger bags in batches of approximately 90 samples per bag. Samples to be assayed for sequential copper were batched into bags of 20 to 25 samples. Several times a week, the samples were dispatched by road to a secure warehouse in Penonomé by MPSA staff. While in storage, generally for less than two days, samples were kept under locked conditions until picked up by DHL cargo shipping. DHL then airfreighted the samples to ALS Chemex Laboratory in Lima, Peru.

A detailed review of all the historical and current QA/QC practices, QA/QC data and historical QA/QC reports at Cobre Panama has been undertaken by First Quantum in order to determine the accuracy, precision and bias present in the drillhole assay data for the project area, in order to determine suitability for mineral resource estimation. While a systemized program of QA/QC sampling was not fully implemented until 2006, numerous programs of check analysis were undertaken to compare each program of drilling to historic drilling undertaken by previous owners. Similarly, routine review of the QA/QC data and results did not occur until the MPSA drilling programs. Reviews and corrections of any errors identified are currently completed on a quarterly basis. MPSA is currently importing and validating all the Cobre Panama drillhole data into a corporate database, including all the historic QA/QC data collected over the life of the project. The sampling QA/QC results and the related studies demonstrate that sample assay data is representative of the mineralisation sampled and that it is appropriate for use in the Mineral Resource estimation. In addition, data verification completed by FQM supports that data used in the Mineral Resource estimate is similarly adequate.

Mineral Resources

The Mineral Resource estimate for each of the Cobre Panama deposits was generated from the drillhole sample results and an interpretation of the relevant geology that relates to the spatial distribution of copper, molybdenum, gold and silver mineralization. Block grade estimation used ordinary kriging and was post processed by local uniform conditioning of the copper and gold panel estimates considered appropriate to the scale of mining, The Mineral Resource estimates were classified according to the drill hole spacing, sample QA/QC, geological confidence and confidence in the grade estimates.

The Mineral Resource estimate for Cobre Panama, inclusive of the Mineral Reserve inventory, is presented below and reflects the position as at December 31, 2017. This estimate is consistent with that reported in the June 2015 NI 43-101 Technical Report.

Mineral Resource - as at December 31, 2017, and reported using a 0.15% Cu cut-off grade

Deposit	Category	Tonnes (Mt)	TCu %	Mo %	Au g/t	Ag g/t
Botija	Measured	331	0.46	0.008	0.10	1.35
Botija	Indicated	667	0.35	0.007	0.06	1.08
Colina	Indicated	1,032	0.39	0.007	0.06	1.58
Medio	Indicated	63	0.28	0.004	0.03	0.96
Valle Grande	Indicated	602	0.36	0.006	0.04	1.37
Balboa	Indicated	647	0.35	0.002	0.08	1.37
Botija Abajo	Indicated	114	0.31	0.004	0.06	0.93
Brazo	Indicated	228	0.36	0.004	0.05	0.81
Total Measured and Indicated		3,684	0.37	0.006	0.07	1.32
Botija	Inferred	152	0.23	0.004	0.03	0.78
Colina	Inferred	125	0.26	0.006	0.05	1.20
Medio	Inferred	189	0.25	0.005	0.03	1.25
Valle Grande	Inferred	363	0.29	0.005	0.03	1.14
Balboa	Inferred	79	0.23	0.003	0.04	0.96
Botija Abajo	Inferred	67	0.27	0.005	0.06	1.25
Brazo	Inferred	76	0.21	0.003	0.01	0.73
Total Inferred		1,051	0.26	0.005	0.04	1.08

Mineral Reserves

The Mineral Reserve estimate for Cobre Panama is disclosed entirely within the Measured and Indicated Mineral Resource estimate in the table above. It is consistent with the Mineral Reserve estimate reported in the Cobre Panama Technical Report. The actual cut-off grade for the estimate varies due to variable processing recovery, but otherwise reflects a longer-term consensus copper price of $3.00/lb, a molybdenum price of $13.50/lb, a gold price of $1,200/oz and a silver price of $16.00/oz.

The reported Mineral Reserve includes ore that has been mined during the course of the pre-strip and stockpiled for future processing.

A cut-off grade optimization strategy was adopted for the Mineral Reserve estimation process, whereby an elevated 0.2% Cu cut-off grade was adopted for the period up to 2040, then followed by a period of marginal cut-off grade plant feed for the remainder of the Project life. The impact of this strategy is that the initial production years are protected from copper price volatility which could otherwise impact on the economics of marginal grade plant feed at this time.

Commencing from the pre-strip phase, the project life extends for forty years.

Mineral Reserve - as at December 31, 2017 and reported based on a $3.00/lb Cu price

	Saprock Ore					Primary Sulphide Ore					Total Ore
Classification / Pit	Tonnes	TCu	Mo	Au	Ag	Tonnes	TCu	Mo	Au	Ag	Tonnes	TCu	Mo	Au	Ag
	(Mt)	(%)	(ppm)	(ppm)	(ppm)	(Mt)	(%)	(ppm)	(ppm)	(ppm)	(Mt)	(%)	(ppm)	(ppm)	(ppm)
Botija
Total Proven	14.2	0.21	55.31	0.05	0.98	331.4	0.46	75.72	0.10	1.35	345.6	0.45	74.88	0.10	1.33
Total Probable	12.7	0.16	39.03	0.04	0.88	590.3	0.36	71.52	0.07	1.11	603.0	0.35	70.83	0.07	1.10
Total Mineral Reserve	26.9	0.19	47.62	0.04	0.93	921.7	0.39	73.03	0.08	1.19	948.6	0.39	72.31	0.08	1.19
Colina and Medio
Total Proven	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Probable	55.0	0.22	48.08	0.08	1.24	954.9	0.40	67.32	0.06	1.61	1,009.9	0.39	66.27	0.06	1.59
Total Mineral Reserve	55.0	0.39	66.27	0.06	1.24	954.9	0.40	67.32	0.06	1.61	1,009.9	0.39	66.27	0.06	1.59
Valle Grande
Total Proven	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Probable	39.0	0.16	64.58	0.05	1.04	527.0	0.37	67.20	0.05	1.41	566.0	0.36	67.02	0.05	1.39
Total Mineral Reserve	39.0	0.36	67.02	0.05	1.04	527.0	0.37	67.20	0.05	1.41	566.0	0.36	67.02	0.05	1.39
Balboa
Total Proven	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Probable	—	—	—	—	—	437.1	0.35	16.10	0.08	1.36	437.1	0.35	16.10	0.08	1.36
Total Mineral Reserve	—	—	—	—	—	437.1	0.35	16.10	0.08	1.36	437.1	0.35	16.10	0.08	1.36
BABR
Total Proven	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Probable	2.0	0.19	33.31	0.07	0.77	218.6	0.40	41.32	0.07	0.87	220.5	0.40	41.25	0.07	0.87
Total Mineral Reserve	2.0	0.40	41.25	0.07	0.77	218.6	0.40	41.32	0.07	0.87	220.5	0.40	41.25	0.07	0.87
Combined Pits
Total Proven	14.2	0.21	55.31	0.05	0.98	331.4	0.46	75.72	0.10	1.35	345.6	0.45	74.88	0.10	1.33
Total Probable	108.6	0.19	52.67	0.06	1.12	2,727.8	0.38	57.91	0.06	1.36	2,836.4	0.37	57.71	0.06	1.36
Total Mineral Reserve	122.8	0.19	52.98	0.06	1.10	3,059.2	0.38	59.84	0.07	1.36	3,182.0	0.38	59.58	0.07	1.35

An economic analysis in the form of an undiscounted cash-flow model to support the Mineral Reserve estimate is included in the Cobre Panama Technical Report. This model shows the indicative cash-flow and does not replace a more comprehensive financial model that exists for the Project, from which an accurate net present value and internal rate of return can be calculated.

The annual revenues are calculated from the same metal prices as used in the pit optimization process:

•Copper = US$3.00/lb (US$6,615/t)

•Molybdenum = US$13.50/lb (US$29,762/t)

•Gold = US$1,200/oz

•Silver = US$16.00/oz

The payable metal factors are:

•Copper = 96.43%

•Molybdenum = 86.20%

•Gold = 86.00%

•Silver = 80.00%

Mining Operations

Mining at Cobre Panama will involve large scale and conventional open pit methods at up to approximately 80 Mbcm of ore and waste mined per annum. The multiple pits will be mined in an optimized sequence and in phases, with ore crushed in-pit and conveyed overland to the nearby processing plant.

Processing and Recovery Operations

The processing plant design is based upon a conventional sulphide ore flotation circuit, with differential flotation to produce separate copper and molybdenum concentrate products. Plant tailings will be directed into areas of valley fill and into the depleted open pits.

The predominantly copper/molybdenum sulphide ore is amenable to conventional differential flotation processing, with lesser gold and silver recovered into the copper and gravity concentrate.

Various metallurgical test work programs have been undertaken on the Cobre Panama project since 1968, commensurate with the various levels of preliminary feasibility and prefeasibility studies that were completed up until 1998.

In 1997 an extensive program of metallurgical testing was designed to confirm earlier studies on the metallurgical response of the Botija and Colina ores. Work included grinding, flotation, dewatering and mineralogical testing. Further testing was completed, including locked-cycle flotation testwork and modal analysis to assist in defining grind requirements for both rougher and cleaner flotation. Copper-molybdenum separation by means of differential flotation was also tested.

Confirmatory batch laboratory flotation testwork was conducted during 2014. Based on all of this testwork, variable processing recovery relationships were determined for copper and gold, while fixed recovery values were determined for molybdenum and silver. While design recoveries vary for each deposit the average recoveries are expected to be as follows:

•Copper:90.2%

•Molybdenum:54.0%

•Gold:55.4%

•Silver:45.2%

The copper concentrate product will be piped as a slurry to the port site on the northern side of the country (on the Caribbean Sea), from where it will be loaded onto vessels for shipping to world markets. The molybdenum concentrate will be delivered to the port by road and shipped in bulk bags.

Project power will be generated by a coal-fired power station at the port site and transmitted to the mine site along a new access corridor, which also incorporates the concentrate pipeline.

Infrastructure, Permitting and Compliance Activities

The project has two main development areas:  the mine and plant site within the concession boundaries, and the port and power station at Punta Rincon, approximately 25 kilometres north of the plant site on the Caribbean coast. The Cobre Panama concession will be developed as a conventional truck and shovel open pit mine with a concentrator that uses proven technology (such as crushing, grinding or flotation) to produce copper-gold and molybdenum concentrates.  The port and power plant site consists of a deep water berth for concentrate, and coal shipments, a conventional ship landing site and a 300 megawatt coal fired power plant. An access road has been constructed between the mine and each of the power plant site and the port. From 2015 to date, the port has been operational, with a significant number of project equipment deliveries having been received directly. New access roads and improvements to the existing access roads from Penonomé through La Pintada and Coclecito to the site have been constructed to permit safe access to the mine and plant site from the Pan-American Highway via the existing road from Penonomé.

In December 2011, the Government of Panama, through Autoridad Nacional del Ambiente (the Panamanian national environmental authority), approved the project environmental and social impact assessment required for development of the Cobre Panama copper project, including the mining operations and related infrastructure, the port facility, and the coal-fired power plant.

In 2017, Cobre Panama continued to implement its environmental management plans to meet commitments made in the Project Environmental & Social Impact Assessment (“ESIA”) and comply with Panamanian environmental regulations, international standards including Equator Principles and IFC Performance Standards and internal environmental policies of First Quantum. First Quantum is implementing a Bio-diversity action plan in line with IFC Performance Standard 6 to protect and conserve the sensitive bio-diversity of the Cobre Panama project area. Cobre Panama has implemented site-level water management plans to address concerns with high rainfall levels.

The project continues to be audited quarterly against ESIA commitments by a third party and the results provided to the environmental regulator Mi-AMBIENTE. Although some action items were identified, the project is largely in compliance with its ESIA commitments and an action plan is being implemented.

In 2017, First Quantum successfully obtained change applications relating to the siting of the process plant, decant tower and tunnel at the tailings storage facility (“TSF”) and above ground pipelines between the Mill and TSF and mine and port site and also lodged the necessary environmental permits to begin commissioning and operation of the power plant at the port.

No material environmental incidents were reported at Cobre Panama in 2017 and no notice of violation or penalties were imposed by any applicable regulatory authority arising as a result of water pollution or contamination of land beyond the boundary of its operations.

Capital and Operating Expenses

The capital and operating costs for 2018 are set out in the following table:

Total Capital Cost(1) estimate ($m)	1,180
Operating cost	n/a
Labour, contractors and maintenance	n/a
Supplies, power and fuel	n/a
Other	n/a

(1)	Includes $826 million of First Quantum’s share to spend with $354 million from third parties.

The overall capital cost is set out in the following table:

Area	Incurred Pre-Acquisition	Incurred as at December 31, 2017	Total Capex
	$ M	$ M	$ M
Mining	—	402	857
Process Plant	62	910	1,399
Power Plant	209	696	772
Port	—	356	419
Infrastructure	480	531	824
Indirects	162	1,845	2,054
Total Project	913	4,740	6,325

Project Development and Production

Since the acquisition of Cobre Panama, First Quantum’s prime focus was to critically review and stabilize all activities and focus on the key elements of the project development, the construction and contracting plan, and implementation of practical site infrastructure. On January 27, 2014, First Quantum announced an update on the development of the Cobre Panama project. At that time, First Quantum estimated that capital expenditure to develop Cobre Panama would be approximately $6.4 billion, inclusive of $913 million incurred prior to the acquisition of Inmet.

In 2015, the estimated capital cost was reviewed in detail and reappraised and on October 5, 2015 First Quantum announced its revised estimated total project cost at $5.95 billion, approximately 7% below previous estimates. Capital costs were reduced due to better construction efficiency, continued optimization of detailed design and lower costs for equipment and bulk materials such as rebar and structural steel. In early 2016, an additional detailed capex review was performed resulting in a revised capital cost estimate of $5.48 billion from the previous estimate of $5.95 billion.

In early 2018, the expansion of Cobre Panama’s throughput capacity, by 15%, to 85 million tonnes per annum and upgrades to certain areas to facilitate a further increase to 100 million tonnes per annum after year 2022 was approved. Cobre Panama’s total development capital was estimated at $6.3 billion including installation of an eighth mill and associated infrastructure planned to begin in the second half of 2018 for completion in the second half of 2019. The expanded project also included an expansion of the mining fleet and additional pre-production stripping.

The hard wharf at the Punta Rincon International Port is fully operational having received numerous direct international shipments. The concentrate jetty and mooring system is under completion and is now permitted for importation of coal and exportation of copper concentrate.

In 2017 construction activities at the process plant area were accelerated and by March 2018 seven mills were mechanically installed in position.

The capital expenditure for Cobre Panama in 2017 was $1,256 million (First Quantum’s share being $820 million) against the plan of $1,250 million (First Quantum’s share being $750 million). Project spending to the end of 2017 amounted to $4.7 billion, including $1.6 billion contributed by third parties, including the Company.

The re-engineered project is now based on an ore feed ramp-up to 74 million tonnes per annum (“Mtpa”) by 2019, followed by an increase to 85 Mtpa by 2021 and 100 Mtpa after year 2022. The initial feed rate is approximately 23% higher than the Inmet plan. On the basis of the current Mineral Reserves estimate and the planned processing capacity, the life of operations is forty years. During the period when processing at the 90 Mtpa rate, average annual copper production is approximately 311,000 tonnes of recovered metal (reaching a maximum of approximately 397,000 tonnes of recovered metal). The annual average metal production rate when processing at 90 Mtpa is around 17% higher than the initial project plan.

Over the life of operations, the average by-product production is expected to be 97,000 ounces of recovered gold, 1,570 thousand ounces of recovered silver and 2,570 tonnes of recovered molybdenum. The average copper feed grade is expected to be 0.42% total copper for the first 10 years and 0.35% total copper for the remaining operations life. The average life-of-mine strip ratio (tonnes) is 1:1.

The planning and readiness effort for the operations phase of Cobre Panama is underway and key management personnel are in place. The operations readiness plan includes recruitment of staff, development of operating systems, and training of Panamanian employee skills across the port, power plant, mine and process plant.

RISK FACTORS

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Franco-Nevada. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities.

Risks Related to the Business of Franco-Nevada

Changes in the market price of the commodities that underlie the royalty, stream, working and other interests will affect the profitability of Franco-Nevada and the revenue generated therefrom

The revenue derived by Franco-Nevada from its asset portfolio will be significantly affected by changes in the market price of the commodities underlying the royalties, streams, working interests and investments. Franco-Nevada’s revenue will be particularly sensitive to changes in the price of gold, silver, oil, natural gas, PGM and copper, as the revenue from these commodities represents substantially all of the cash flow derived from the asset portfolio. Commodity prices, including those to which Franco-Nevada is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Franco-Nevada, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant oil & natural gas producing countries. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or working interests applicable to one or more relevant commodities. Moreover, despite Franco-Nevada’s commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Gold, silver, and/or PGM are produced or will be produced as a by-product metal at some of the assets including the Antapaccay project, Antamina project, Candelaria project, Cobre Panama project, Guadalupe-Palmarejo project, Sudbury project and MWS project; therefore, production decisions and the economic cut-off applied to the reporting of gold, silver and PGM reserves and resources, as applicable, will be influenced by changes in the commodity prices of other metals at the mines.  To some extent risks related to this will be mitigated by Franco-Nevada in respect of each of Antapaccay and Cobre Panama as gold and silver deliveries under the stream are initially tied to the production of copper, the primary product to be produced at such projects and the Candelaria project as gold and silver deliveries under the stream are subject to recovery collars.

For Mineral Assets that are subject to stream agreements where there is a fixed price payable per ounce, in the event that the price of gold and/or silver falls below the fixed price per ounce (subject to inflation adjustment), Franco-Nevada would not realize any profits.

The operation of the properties in which Franco-Nevada holds an interest is generally determined by third party property owners and operators, and Franco-Nevada has no or limited decision making power as to how these properties are operated, and the operators’ failure to perform could affect the revenues generated by Franco-Nevada

Franco-Nevada is not directly involved in the operation of mines.  The revenue derived from the asset portfolio is based on production by third party property owners and operators.  The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of Franco-Nevada on the relevant properties may not always be aligned. As an example, it will usually be in the interest of Franco-Nevada to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations.  Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to streaming, royalty or working interest obligations.  The inability of Franco-Nevada to control the operations for the properties in which it has a royalty, stream or working interest may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.  In addition, the owners or operators may take action contrary to Franco-Nevada’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with Franco-Nevada; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with Franco-Nevada.

Franco-Nevada may not be entitled to any material compensation if any of the properties in which it holds a royalty, stream or other interest shuts down or discontinues their operations on a temporary or permanent basis.  At any time, any of the operators of the properties in which it holds a royalty, stream or other interest or their successors may decide to suspend or discontinue operations.

The owners or operators of the projects in which Franco-Nevada holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Franco-Nevada has little or no control.  If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Franco-Nevada.  If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Franco-Nevada may be difficult or impossible to predict.

Franco-Nevada has limited access to data and disclosure regarding the operation of properties, which will affect its ability to assess the royalty’s/stream’s performance

As a royalty/stream holder, Franco-Nevada has limited access to data on the operations or to the actual properties themselves.  This could affect its ability to assess the performance of the royalty/stream.  This could result in deviations in cash flow from that which is anticipated by Franco-Nevada based on the stage of development of the properties covered by the asset portfolio.  In addition, some royalties/streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties/streams and, as such, Franco-Nevada may not be in a position to publicly disclose non-public information with respect to certain royalties/streams. The limited access to data and disclosure regarding the operations of the properties in which Franco-Nevada has an interest, may restrict Franco-Nevada’s ability to enhance its performance which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.  Although when creating new royalty or stream agreements, we attempt to obtain these rights, there is no assurance that our efforts will be successful.

Franco-Nevada depends on its operators for the calculation of royalty/stream payments.  It may not be able to detect errors and payment calculations may call for retroactive adjustments

Franco-Nevada’s royalty/stream payments are calculated by the operators of the properties on which Franco-Nevada has royalties/streams based on the reported production.  Each operator’s calculation of our royalty/stream payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator.  Certain royalty/stream agreements require the operators to provide Franco-Nevada with production and operating information that may, depending on the completeness and accuracy of such information, enable Franco-Nevada to detect errors in the calculation of royalty/stream payments that it receives.  Franco-Nevada does not, however, have the contractual right to receive production information for all of its royalty/stream interests.  As a result, Franco-Nevada’s ability to detect royalty/stream payment errors through its royalty/stream monitoring program and its associated internal controls and procedures is limited, and the possibility exists that Franco-Nevada will need to make retroactive royalty/stream revenue adjustments.  Some of our royalty/stream contracts provide the right to audit the operational calculations and production data for the associated royalty/stream payments; however, such audits may occur many months following our recognition of the royalty/stream revenue and may require us to adjust our revenue in later periods.

The Antapaccay, Antamina, Candelaria and Cobre Panama project streams are significant to Franco-Nevada and other assets and properties may become significant to Franco-Nevada from time to time and any adverse development related to any such assets will affect the revenue derived from such assets

The streams on the Antapaccay, Antamina, Candelaria and Cobre Panama projects are currently significant to Franco-Nevada, although as new assets are acquired or move into production, the materiality of each of our assets will be reconsidered.  Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the Antapaccay, Antamina, Candelaria and Cobre Panama projects or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on Franco-Nevada’s profitability, financial condition and results of operations. In addition, Franco-Nevada has no control over operational decisions made by the third party owners and operators of these projects. Any adverse decision made by the owners and operators, including for example, alterations to mine plans or production schedules, may impact the timing and amount of revenue that Franco-Nevada receives and may have a material and adverse effect on Franco-Nevada’s profitability, financial condition and results of operations.  As mines on which Franco-Nevada has royalties/streams mature, it can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration.

Franco-Nevada is dependent on the payment of royalties/streams by the owners and operators of the relevant properties and any delay in or failure of such royalty/stream payments will affect the revenues generated by the asset portfolio

Franco-Nevada is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Franco-Nevada’s rights to payment under the royalties/streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property.  This inhibits Franco-Nevada’s ability to collect outstanding royalties/streams upon a default.  Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Franco-Nevada’s ability to recover or obtain equitable relief in the event of a default under such agreements.  In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Franco-Nevada should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the royalty or stream agreement should be terminated in the insolvency proceeding.  Failure to receive payments from the owners and operators of the relevant properties or termination of Franco-Nevada’s rights may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Certain royalty/stream interests and working interests are subject to rights in favour of others or third parties that could adversely affect the revenues generated from the asset portfolio

Some royalty/stream interests and working interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty/stream, (ii) pre-emptive rights pursuant to which parties to operating and royalty/stream agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty/stream to Franco-Nevada, or (iii) claw back rights pursuant to which the seller of a royalty/stream to Franco-Nevada has the right to re-acquire the royalty/stream. Holders may exercise these rights such that certain royalty/stream interests and working interests would no longer be held by Franco-Nevada.

The asset portfolio includes a number of royalty interests based on net profits, and the revenue derived from such royalty interests is dependent upon factors beyond the control of Franco-Nevada that may have an adverse effect on the overall revenues generated by the asset portfolio

Franco-Nevada holds a number of net profit royalties, equity interests and working interests in its asset portfolio. These royalties and other interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating the royalty payable to Franco-Nevada. These cost pressures include costs of labour, equipment, fuel, electricity, environmental compliance, oil prices and numerous other capital, operating and production inputs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of Franco-Nevada, and can have a dramatic effect on the revenue payable to Franco-Nevada on these royalties and other interests. Any increase in the costs incurred by the operators on the applicable properties will likely result in a decline in the revenue received by Franco-Nevada. This will affect overall revenue generated by the asset portfolio which may have a material and adverse effect on Franco-Nevada’s profitability, financial condition, and results of operations.

Franco-Nevada may enter into acquisitions or other material royalty or streaming transactions at any time

Franco-Nevada is continuously reviewing opportunities to acquire existing royalties or streams, to create new royalty interests or streaming arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold royalties or streams.  At any given time Franco-Nevada has various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions.  This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities.  Any such acquisition or transaction could be material to Franco-Nevada and may involve the issuance of securities by Franco-Nevada or the incurring of indebtedness to fund any such acquisition.  In addition, any such acquisition or other royalty or streaming transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Franco-Nevada may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to Franco-Nevada, even if such restructuring may reduce near-term revenues or result in Franco-Nevada incurring transaction related costs.

Franco-Nevada may enter into one or more acquisitions, restructurings or other royalty and streaming transactions at any time.

Franco-Nevada may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business

Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Franco-Nevada are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition, exploration and development of royalties/streams and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Franco-Nevada’s success and there can be no assurance of such success. If Franco-Nevada is not successful in attracting and retaining qualified personnel, Franco-Nevada’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition. Franco-Nevada does not intend to maintain “key man” insurance for any members of its management.

Increased competition for royalty/stream interests and resource investments could adversely affect Franco-Nevada’s ability to acquire additional royalties, streams and other investments in mineral and oil & natural gas properties

Many companies are engaged in the search for and the acquisition of mineral and oil & natural gas interests, and there is a limited supply of desirable mineral and oil & natural gas interests. The mineral exploration and mining and oil & natural gas businesses are competitive in all phases. Many companies are engaged in the acquisition of mining and oil & natural gas interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. Franco-Nevada may be at a competitive disadvantage in acquiring those interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that Franco-Nevada will be able to compete successfully against other companies in acquiring new natural resource properties and royalty/stream interests.  In addition, Franco-Nevada may be unable to acquire royalties or streams at acceptable valuations which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Royalty/stream and other interests may not be honoured by operators of a project

Royalty/stream and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty/stream and other interests do not abide by their contractual obligations, Franco-Nevada would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success.  Any pending proceedings or actions or any decisions determined adversely to Franco-Nevada, may have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

There may be unknown defects in the asset portfolio

A defect in a royalty, stream, working interest or equity interest and/or the underlying contract may arise to defeat or impair the claim of Franco-Nevada to such royalty, stream, working interest or equity interest. When Franco-Nevada acquired assets from Newmont Mining Corporation (“Newmont”), it was not provided with title representations and warranties relating to the royalties and various equity interests in the Newmont acquisition agreement. Newmont only represented that it would transfer the extent of its interest in the assets to Franco-Nevada. If there was a defect in Newmont’s interest in the royalties, working interest or equity interest and/or the underlying contract, Franco-Nevada will not have any recourse against Newmont under the Newmont acquisition agreement.  Unknown defects in the royalty, stream or other assets of Franco-Nevada may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Current global financial conditions continue to be challenging

Global financial conditions have been characterized by ongoing volatility.  Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises.  Global capital markets have continued to display increased volatility in response to global events.  Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults.

Any sudden or rapid destabilization of global economic conditions could negatively impact Franco-Nevada’s ability, or the ability of the operators of the properties in which Franco-Nevada holds royalties, streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects.  Additionally, Franco-Nevada may be subject to counterparty risk and liquidity risk.  Franco-Nevada is exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold Franco-Nevada’s cash, (ii) through companies that have payables to Franco-Nevada, (iii) through Franco-Nevada’s insurance providers, and (iv) through Franco-Nevada’s lenders. Franco-Nevada is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.  These factors may impact the ability of Franco-Nevada to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to Franco-Nevada.  If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, Franco-Nevada’s operations could be adversely impacted and the trading price of Franco-Nevada securities could be adversely affected.

Franco-Nevada’s revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Franco-Nevada’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Franco-Nevada may suffer losses due to adverse foreign currency rate fluctuations.

The ability to pay dividends will be dependent on the financial condition of Franco-Nevada

Payment of dividends on the Common Shares is within the discretion of Franco-Nevada’s Board of Directors and will depend upon Franco-Nevada’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Although Franco-Nevada currently pays a regular dividend, there can be no assurance that it will be in a position to declare dividends due to the occurrence of one or more of the risks described herein.

Changes in tax legislation or accounting rules could affect the profitability of Franco-Nevada

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Mexico, Barbados, Australia, Chile, Peru or any of the countries in which Franco-Nevada’s assets or relevant contracting parties are located could result in some or all of Franco-Nevada’s profits being subject to additional taxation.  No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Franco-Nevada’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.  In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other investments by Franco-Nevada less attractive to counterparties.  Such changes could adversely affect Franco-Nevada’s ability to acquire new assets or make future investments.

The effect of comprehensive U.S. tax reform legislation on the Corporation and its U.S. Subsidiaries, whether adverse or favorable, is uncertain

On December 22, 2017, the U.S. president signed into law Public Law 115-97, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the U.S. federal income tax laws, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a modified territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The aggregate tax effect of the Tax Cuts and Jobs Act on the Corporation and its U.S. Subsidiaries, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Investors are urged to consult their own tax advisors regarding the implications of the Tax Cuts and Jobs Act for an investment in Common Shares.

Reviews conducted by tax authorities, now or in the future, may result in adverse tax consequences for Franco-Nevada

The Canada Revenue Agency (“CRA”) is currently conducting an audit of Franco-Nevada’s 2012, 2013 and 2014 taxation years.  The audit is in its preliminary stages and the Company has not been informed of any issues by the CRA.  Management believes that Franco-Nevada and its foreign subsidiaries are in full compliance with Canadian and foreign tax laws.  However, there can be no assurance that the CRA will not challenge the manner in which Franco-Nevada and its foreign subsidiaries has filed its income tax returns and reported its income.  In the event that the CRA successfully challenges the manner in which Franco-Nevada has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on Franco-Nevada.

Certain of Franco-Nevada’s directors and officers serve in similar positions with other public companies, which could put them in a conflict position from time to time

Certain of the directors and officers of Franco-Nevada also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which Franco-Nevada participates, or in transactions or ventures in which Franco-Nevada may seek to participate, the directors and officers of Franco-Nevada may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Franco-Nevada for the acquisition of royalties/streams, or mineral or oil & natural gas property investments. Such conflicts of the directors and officers may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Franco-Nevada can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and Franco-Nevada may have to raise additional capital through the issuance of additional equity, which could result in dilution to Franco-Nevada’s shareholders

There can be no assurance that Franco-Nevada will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede Franco-Nevada’s funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. Franco-Nevada may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

If Franco-Nevada expands its business beyond the acquisition of royalty/stream interests, Franco-Nevada may face new challenges and risks which could affect its profitability, results of operations and financial condition

Franco-Nevada’s operations and expertise have been focused on the acquisition and management of royalty/stream interests.  Franco-Nevada may pursue acquisitions outside this area, including acquiring and/or investing in and/or developing resource projects.  Expansion of Franco-Nevada’s activities into new areas would present challenges and risks that it has not faced in the past, including many of the risks described under “Risks Related to Mining Operations and Oil & Natural Gas Operations”. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Potential litigation affecting the properties in which Franco-Nevada holds its royalty/stream interests could have an adverse effect on Franco-Nevada

Potential litigation may arise on a property on which Franco-Nevada holds or has a royalty/stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners).  As a royalty/stream holder, Franco-Nevada will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Information Systems and Cyber Security

Franco-Nevada’s operations depend, in part, on its information technology (“IT”) systems, networks, equipment and software and the security of these systems. The Company depends on various IT systems to estimate  reserve and resource quantities, process and record financial data, analyze seismic information, administer its contracts with its counterparties and communicate with employees and third-parties. These IT systems, and those of its third-party service providers and vendors and the counterparties under its royalty/stream agreements may be vulnerable to an increasing number of continually evolving cyber security risks. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns.  Any such breach or compromise may go undetected for an extended period of time.

Although to date Franco-Nevada has not experienced any material losses or business interruptions relating to cyber-attacks, information security breaches or system failures, any future significant breach of Franco-Nevada’s IT systems or data security or misuse of data, particularly if such breach or misuse goes undetected for an extended period of time, could result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malware and other security vulnerabilities, could be significant, and our efforts to address these problems may not be successful.  The significance of any cyber-security breach is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks Related to Mining Operations and Oil & Natural Gas Operations

Franco-Nevada is subject to the same risk factors as the owners and operators of properties in which it holds a royalty, stream or other interests

To the extent that they relate to the production of minerals or oil & natural gas from, or the continued operation of, the properties in which Franco-Nevada holds a royalty, stream or interest, Franco-Nevada will be subject to the risk factors applicable to the owners and operators of such mines or projects.

The inability to add additional reserves to its asset portfolio through either the development of existing resources or the acquisition of new mineral or oil & natural gas producing assets could adversely affect Franco-Nevada

The revenue generated by Franco-Nevada is principally based on the exploitation of mineral and oil & natural gas reserves on assets underlying the royalty/stream interests and on which Franco-Nevada has a royalty, stream or other interest.  Reserves are continually being depleted through extraction and the long-term viability of Franco-Nevada’s asset portfolio depends on the replacement of reserves through new producing assets and increases in reserves on existing producing assets. While Franco-Nevada may be able to maintain all or a portion of its interest in its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its asset portfolio. Exploration for minerals and energy resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or energy resources on properties underlying the asset portfolio. Even in those cases where a significant mineral or oil & natural gas deposit is identified, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new reserves will be identified to replace or increase the amount of reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional reserves or to replace existing reserves through either the development of existing resources or the acquisition of new mineral or oil & natural gas producing assets may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Reserves and resources are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates

The mineral and oil & natural gas reserves and resources on properties underlying Franco-Nevada’s royalty, stream or other interests are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals and oil & natural gas will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.

Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying Franco-Nevada’s royalty/stream interests unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience.  The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying Franco-Nevada’s royalty/stream interests constitute or will be converted into reserves.

Any of the foregoing factors may require operators to reduce their reserves and resources, which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond the control of Franco-Nevada

Companies engaged in mining and oil & natural gas activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, sour gas releases and spills, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil & natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which Franco-Nevada holds a royalty/stream interest and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Title defects may result in a loss of entitlement to a property

A defect in the chain of title to any of the properties underlying the royalty, stream or other interests or necessary for the anticipated development or operation of a particular project to which a royalty, stream or other interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of Franco-Nevada’s royalty, stream or other interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties, streams or other interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty, stream or other interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties, streams or other interests held by Franco-Nevada in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the holder of such interests. Accordingly, the holder of such interests may be subject to risk from third parties. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in which Franco-Nevada has a royalty, stream or other interest and may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

The operations in which Franco-Nevada holds a royalty, stream or other interest require various property rights, permits and licenses in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

Exploration, development and operation of mining and oil & natural gas properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labour standards, reclamation obligations, heritage and historic matters and other matters. Franco-Nevada, in respect of its own assets and operations, as well as the owners and operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue Franco-Nevada derives from the royalty/stream interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by Franco-Nevada. There can be no guarantee that Franco-Nevada or the owners or operators of those properties in which Franco-Nevada holds a royalty, stream or other interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining or oil & natural gas facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Franco-Nevada is exposed to risks related to the permitting, construction, development and/or expansion in relation to the projects and properties in which it holds a royalty, stream or other interest

Many of the projects or properties in which Franco-Nevada holds an interest in are in the permitting, construction, development and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete permitting, construction, development and/or expansion of such projects in accordance with current expectations or at all.

The operations in which Franco-Nevada holds an interest are subject to environmental and endangered species laws and regulations that may increase the costs of doing business and may restrict the operations

All phases of the mining and the oil & natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations, including laws and regulations relating to the protection of endangered and threatened species.  Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material.  In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, increases in land use restrictions, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by Franco-Nevada, as an owner or operator of a property, or by owners or operators of properties underlying the asset portfolio could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty/stream, which could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Additional costs may be incurred as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions

Franco-Nevada acknowledges climate change as an international and community concern.  Franco-Nevada supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change.  In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels.  Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent.  Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation.  However, if the current regulatory trend continues, Franco-Nevada expects this may result in increased costs at some of the operations underlying its royalty/stream interests.

Risks relating to foreign jurisdictions

Many of the Corporation’s royalty and stream interests relate to properties outside of the United States and Canada, including Latin America and, to a lesser extent, Africa. In addition, future investments may expose the Corporation to new jurisdictions. The ownership, development and operation of these properties and the mines and projects thereupon by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the Corporation holds royalty and stream interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The Corporation applies various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into stream and royalty agreements. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty or stream interest; engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible so that the applicable royalty or stream agreement contains appropriate protections, representations, warranties and, in each case as the Corporation deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. There can be no assurance, however, that the Corporation will be able to identify or mitigate all risks relating to holding royalty and stream interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Corporation’s business, results of operations, cash flows and financial condition.

Franco-Nevada is exposed to risks of changing political attitudes and stability and ensuing changes in government regulation in the countries in which it holds royalty, stream or other interests

The properties on which Franco-Nevada holds or will hold a royalty, stream or other interest are located in multiple legal jurisdictions and political systems. There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws, may not be renewed as anticipated or may otherwise be adversely impacted by changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or oil & natural gas operations. These are matters over which Franco-Nevada has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labour relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties in which Franco-Nevada holds a royalty, stream or other interest. In certain areas where Franco-Nevada holds a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Franco-Nevada and the owners and operators of the properties in which Franco-Nevada has an interest and such changes may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Additionally, Franco-Nevada is indirectly exposed to the risks faced by the owners and operators of the properties in which Franco-Nevada holds or will hold royalties, streams or other interests in foreign jurisdictions.  These include risks related to political and economic instability, under-developed legal systems, inconsistencies in the application of local laws and other legal uncertainty, terrorism, military repression, political violence, crime, corruption, infectious diseases, unsophisticated infrastructure and inaccessibility.

Changes to provincial and state royalty frameworks may have an adverse effect on the revenue generated by Oil & Gas Assets

In addition to federal regulation, each Canadian province  and U.S. state has legislation and regulations that govern royalties, production rates and other matters.  The royalty regime in a given province or state is a significant factor in the profitability of crude oil, natural gas liquids, sulfur and natural gas production.  Royalties payable on production from lands other than Crown or U.S. federal government lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain taxes and royalties.  Royalties from production on Crown or U.S. federal government lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production.  The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.  Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner’s interest through non-public transactions.  These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development.  Such programs often provide for royalty rate reductions, royalty holidays, or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.

Any increased royalty burden may affect the operations of the owners or operators of properties underlying Franco-Nevada’s Oil & Gas Assets which may materially and adversely affect its profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Proposed changes to U.S. federal mining and public land law could impose, among other things, royalties and fees paid to the U.S. government by mining companies and royalty holders

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of The General Mining Law of 1872 which governs the disposition of metallic minerals on lands owned by the federal government.  Some of the production covered by Franco-Nevada’s royalties occurs on unpatented mining claims located on U.S. federal lands.  There have been recent proposals to amend the U.S. mining law to impose a royalty on the production of select hardrock minerals, such as silver, gold and copper, from U.S. federal lands, and a reclamation fee on production from federal and other lands.  Any such proposal, if enacted by the U.S. Congress, could substantially increase the cost of holding mining claims and could reduce the revenue Franco-Nevada receives from royalties on unpatented mining claims, and to a lesser extent, on other lands in the United States.  Moreover, such legislation could significantly impair the ability of owners of properties subject to Franco-Nevada’s royalties to develop mineral resources on unpatented mining claims.  Although it is impossible at this time to predict what royalties and fees may be imposed in the future, the imposition of such royalties and fees could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal lands.  Passage of such legislation may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Adequate infrastructure may not be available to develop the properties in which Franco-Nevada has an interest

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations in which Franco-Nevada has a royalty/stream interest.

North American crude oil price differentials are expected to continue to be volatile throughout 2018 which will have an impact on crude oil prices for Canadian producers. Overall, supply in excess of current pipeline and refining capacity is expected to exist. Material structural changes are required to reduce these bottlenecks and the resulting price discounts. There are numerous projects proposed to alleviate pipeline bottlenecks in Canada and the United States, expand refinery capacity and expand or build new pipelines in Canada and the United States to source new markets, some of which are in the regulatory application phase. There can be no assurance that such regulatory approvals will be secured on a timely basis or at all.

Production is dependent on operators’ employees

Production from the properties in which Franco-Nevada holds an interest depends on the efforts of operators’ employees.  There is competition for geologists and persons with mining and oil & gas expertise.  The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations.  Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted.  Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Franco-Nevada.  If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Franco-Nevada.

Franco-Nevada is subject to risks related to certain operations in Africa

Certain operators are subject to risks normally associated with the conduct of business in Africa.  Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, Black Economic Empowerment participation requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs.  The above risks may limit, disrupt or negatively impact the operator’s business activities.

Franco-Nevada’s assets may be subject to risks related to indigenous peoples

Various international and national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties, and other principles and considerations relate to the rights of indigenous peoples. Franco-Nevada holds royalty/stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate consultation with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. Franco-Nevada’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of those projects or operations on which Franco-Nevada holds a royalty, stream or other interest.  Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against Franco-Nevada or the operators’ activities.  Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people.  Claims and protests of indigenous peoples may disrupt or delay activities of the operators of Franco-Nevada’s royalty/stream assets.

Risks Related to Franco-Nevada’s securities

Franco-Nevada’s securities are subject to price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Franco-Nevada include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral and oil & natural gas prices will not occur. As a result of any of these factors, the market price of Franco-Nevada’s securities at any given time may not accurately reflect the long term value of Franco-Nevada.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Franco-Nevada.

There may be limitations on enforcement of civil judgments

A substantial portion of the assets of Franco-Nevada are located outside of Canada.  As a result, it may not be possible for investors in Franco-Nevada’s securities to collect from Franco-Nevada judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in Franco-Nevada’s securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Additional issuance of securities by Franco-Nevada may dilute existing securityholders, reduce some or all of Franco-Nevada’s financial measures on a per share basis, reduce the trading price of the Common Shares or other Franco-Nevada securities or impede Franco-Nevada’s ability to raise future capital

Franco-Nevada may issue additional securities in the future in connection with acquisitions, strategic transactions, financings or for other purposes.  To the extent additional securities are issued, Franco-Nevada’s existing securityholders could be diluted and some or all of Franco-Nevada’s financial measures could be reduced on a per share basis.  Additionally, Franco-Nevada securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Franco-Nevada’s securities may decline if certain large holders of Franco-Nevada securities or recipients of Franco-Nevada securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities.  In addition, such issuances of securities may impede Franco-Nevada’s ability to raise capital through the sale of additional equity securities in the future.

Franco-Nevada may be, or may become, a “passive foreign investment company,” which may result in adverse tax consequences for United States investors

If Franco-Nevada were to constitute a PFIC for any year during a U.S. holder’s holding period, then certain potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership and disposition of Common Shares.

The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as Franco-Nevada will be treated under the PFIC rules. Franco-Nevada believes, on a more-likely-than-not basis, that it was not a PFIC for its taxable year ended December 31, 2017, and, based on its current and anticipated business activities and financial expectations, Franco-Nevada expects, on a more-likely-than-not basis, that it will not be a PFIC for its current taxable year and for the foreseeable future.  However, Franco-Nevada believes that it was a PFIC for its taxable year ended December 31, 2011, and prior taxable years.

The determination as to whether a corporation is, or will be, a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as Franco-Nevada. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of Franco-Nevada concerning its PFIC status. In addition, whether any corporation will be a PFIC for any taxable year depends on its assets and income over the course of such taxable year, and, as a result, Franco-Nevada’s PFIC status for its current taxable year and any future taxable year cannot be predicted with certainty. Each U.S. holder should consult its own tax advisor regarding the PFIC status of Franco-Nevada.

This risk factor is qualified in its entirety by the discussion set forth under the heading, “United States Federal Income Tax Considerations” contained in Franco-Nevada’s Annual Report on Form 40-F which has been filed with the SEC and can be found at the SEC’s website www.sec.gov.

Franco-Nevada’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Franco-Nevada’s compliance costs and the risk of noncompliance, which could have an adverse effect on the price of Franco-Nevada’s securities

Franco-Nevada is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE, the TSX, and the Financial Accounting Standards Board.  These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain.  For example, new rules have been proposed and enacted that will require Franco-Nevada to disclose on an annual basis certain payments made by Franco-Nevada, its subsidiaries or entities controlled by it, to domestic and foreign governments, including sub-national governments.  Further, Franco-Nevada’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Franco-Nevada may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires an annual assessment by management of the effectiveness of Franco-Nevada’s internal control over financial reporting and an attestation report by Franco-Nevada’s independent auditors addressing this assessment.  While Franco-Nevada’s internal controls over financial reporting for the year ended December 31, 2017 were effective, Franco-Nevada may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Franco-Nevada may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX.  Franco-Nevada’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Franco-Nevada’s business and negatively impact the trading price of its Common Shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Franco-Nevada’s operating results or cause it to fail to meet its reporting obligations.  Future acquisitions of companies may provide Franco-Nevada with challenges in implementing the required processes, procedures and controls in its acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to Franco-Nevada.

No evaluation can provide complete assurance that Franco-Nevada’s internal control over financial reporting will detect or uncover all failures of persons within Franco-Nevada to disclose material information otherwise required to be reported.  The effectiveness of Franco-Nevada’s controls and procedures could also be limited by simple errors or faulty judgments.  In addition, should Franco-Nevada expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Franco-Nevada continue to improve its internal control over financial reporting.  Although Franco-Nevada intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Franco-Nevada cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

Franco-Nevada may become subject to burdensome regulatory requirements under U.S. laws regulating pension plans

Franco-Nevada may not qualify as an “operating company” for purposes of the Employee Retirement Income Security Act of 1974 (United States), as amended (“ERISA”). Consequently, if 25% or more of the issued Common Shares were held by private pension plans subject to ERISA or plans subject to the U.S. Internal Revenue Code’s “prohibited transaction” rules (such as individual retirement accounts), then Franco-Nevada’s assets would be treated as ERISA “plan assets”.  As a result, Franco-Nevada could become subject to the ERISA regulatory regime, including, among other potentially burdensome regulatory requirements, heightened fiduciary duties owed to plan participants. While Franco-Nevada intends to monitor beneficial ownership of its Common Shares by ERISA plans, there can be no assurance that Franco-Nevada will not become subject to ERISA regulations in the future. If Franco-Nevada were subject to ERISA regulatory requirements, it could have a material and adverse effect on Franco-Nevada’s ability to manage its business and/or its results of operations and financial condition.

DIVIDENDS

Franco-Nevada declares its dividends in U.S. dollars.  The following tables set forth the dividends paid by Franco-Nevada for each of the three most recently completed financial years in U.S. dollars and the Canadian dollar equivalent.

Dividends Paid in US$ (in millions)	2017	2016	2015
Per Common Share (in dollars)	$0.91	$0.87	$0.83
Cash payments	$125.8	$118.1	$94.1
DRIP payments(1)	$42.1	$38.7	$34.9
In aggregate(1)	$167.9	$156.8	$129.0

(1)	For 2017, 2016 and 2015, includes DRIP payments which were satisfied by the issuance of 575,553, 588,182, and 750,111 Common Shares respectively.

Dividends Paid in C$ (in millions)	2017	2016	2015
Per Common Share (in dollars)(1)	$1.17	$1.11	$1.08
Cash payments(1)	$162.9	$149.9	$122.4
DRIP payments(1)(2)	$54.4	$50.8	$45.5
In aggregate(1)(2)	$217.3	$200.6	$167.9

(1)

The exchange rate used to convert the dividends to C$ for 2017 is the daily exchange rate posted by the Bank of Canada on the record date and for 2016 and 2015 is the noon rate posted by the Bank of Canada on the day before the dividend declaration date.

(2)	For 2017, 2016 and 2015, includes DRIP payments which were satisfied by the issuance of 575,553, 588,182, and 750,111 Common Shares respectively.

Franco-Nevada has adopted a dividend policy to pay an adequate sustainable dividend as determined by its Board of Directors to qualify its Common Shares for large generalist institutional funds. In July 2010, Franco-Nevada began to declare and pay monthly dividends and, effective Q2 2014, the Board of Directors began to pay dividends on a quarterly basis.  The Board of Directors may change the dividend policy at any time at its sole discretion and there is no assurance that Franco-Nevada will be able to pay any dividends or sustain any level of dividend payments.  It is expected that the Board of Directors will conduct periodic reviews of Franco-Nevada’s dividend policy.

On July 9, 2013, Franco-Nevada adopted a DRIP to provide, among other things, eligible holders of Franco-Nevada’s Common Shares with a means to reinvest dividends declared and payable to them as shareholders (less any withholding tax) in additional Common Shares of Franco-Nevada.  Currently, such Common Shares are issued from treasury at a 3% discount to the market price.  The discount may be adjusted in future but cannot exceed 5%.  Shareholders were able to participate in the DRIP starting with the October 2013 dividend payment.

CAPITAL STRUCTURE

The authorized share capital of Franco-Nevada consists of an unlimited number of Common Shares and an unlimited number of preferred shares of which, as of March 27, 2018, 185,930,331 Common Shares and no preferred shares were outstanding.

Common Shares

Each Common Share carries the right to one vote at all meetings of shareholders of Franco-Nevada. There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Franco-Nevada.

Preferred Shares

The preferred shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the Board of Directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preferred shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

The preferred shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the preferred shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the preferred shares. The preferred shares of any series may also be given such other preferences over the Common Shares and over any other shares ranking junior to the preferred shares as may be fixed by the directors.

Warrants

Until their expiry on June 16, 2017, Franco-Nevada had outstanding certain warrants to purchase Common Shares, of which the following class was listed and posted for trading.

2017 Warrants

The Corporation recently had warrants outstanding, each warrant entitling the holder to purchase one Common Share upon payment of C$75.00 (the “2017 Warrants”).  In addition, the Corporation had issued one special warrant (the “Special Warrant”) which was exchangeable into 2,000,000 2017 Warrants upon the holder achieving certain permitting, development and financing criteria.  The 2017 Warrants and the Special Warrant expired on June 16, 2017.  The 2017 Warrants were listed and posted for trading on the TSX under the symbol “FNV.WT.A”.

MARKET FOR SECURITIES

The Common Shares of Franco-Nevada are listed and posted for trading on the TSX and the New York Stock Exchange (“NYSE”) in each case under the symbol “FNV”.

The 2017 Warrants were listed and posted for trading on the TSX under the symbol “FNV.WT.A” until June 16, 2017 when they expired.

Trading Price and Volume

The following table sets forth the high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for the most recently completed financial year.

	Common Shares TSX			Common Shares NYSE
	High C$	Low C$	Volume	High $	Low $	Volume
2017
January	86.28	79.71	11,453,168	65.71	59.30	14,173,909
February	90.46	83.31	10,783,261	69.06	63.59	11,354,992
March	89.31	81.01	13,586,432	66.82	60.10	19,566,831
April	93.97	86.91	8,831,758	70.30	64.96	13,833,319
May	101.35	89.10	9,860,554	75.01	64.90	14,234,706
June	102.59	92.51	9,874,497	76.27	70.02	12,612,543
July	94.11	87.81	8,127,487	74.94	69.24	11,269,452
August	103.37	89.72	10,888,169	82.66	71.76	13,581,676
September	104.00	96.29	10,140,245	85.03	77.24	11,121,968
October	102.99	96.31	6,875,667	81.60	76.76	10,777,484
November	110.18	101.27	8,023,882	86.06	79.28	11,321,370
December	104.35	96.50	9,923,030	81.92	74.87	15,316,677
2018
January	101.48	92.31	16,326,416	80.79	74.88	12,747,054
February	94.49	85.71	16,654,529	76.72	67.90	14,370,019
March (1-27)	92.86	85.91	14,540,235	72.04	66.48	14,362,791

The following table sets forth the high and low prices and volumes for the 2017 Warrants traded on the TSX for the most recently completed financial year.

	2017 Warrants
	High C$	Low C$	Volume
2017
January	14.20	11.08	407,220
February	16.80	11.14	175,527
March	14.85	8.88	225,612
April	19.30	13.30	192,599
May	26.35	14.65	387,709
June (1-16)(1)	—	—	—

(1) These warrants expired on June 16, 2017.

DIRECTORS AND OFFICERS

The following table sets forth, as at the date hereof, the name, province or state and country of residence, position held with Franco-Nevada and principal occupation of each director and executive officer of Franco-Nevada:

Name and Municipality of Residence	Position with Franco-Nevada(1)	Principal Occupation

Pierre Lassonde	Director and Chairman	Chair, Franco-Nevada
Toronto, Ontario, Canada

David Harquail	Director, President &	President and Chief Executive
Toronto, Ontario, Canada	Chief Executive Officer	Officer, Franco-Nevada

Tom Albanese(3)	Director	Corporate Director
Hillsborough, New Jersey, U.S.A.

Derek W. Evans(3)	Director	Corporate Director
Calgary, Alberta, Canada

Graham Farquharson(2)	Director	President, Strathcona Mineral
Toronto, Ontario, Canada		Services Limited

Catharine Farrow(2)	Director	President, FarExGeoMine Ltd.
Sudbury, Ontario, Canada

Louis Gignac(2)	Director	President, G Mining Services Inc.
Brossard, Quebec, Canada

Randall Oliphant(3)	Director	Corporate Director
Toronto, Ontario, Canada

Hon. David R. Peterson(2)	Director	Chairman Emeritus, Cassels Brock &
Toronto, Ontario, Canada		Blackwell LLP

Sandip Rana	Chief Financial Officer	Chief Financial Officer, Franco-Nevada
Brampton, Ontario, Canada

Paul Brink	Senior Vice President, Business	Senior Vice President, Business
Toronto, Ontario, Canada	Development	Development, Franco-Nevada

Lloyd Hong	Chief Legal Officer & Corporate Secretary	Chief Legal Officer & Corporate
Toronto, Ontario, Canada		Secretary, Franco-Nevada

(1)All of the directors have served since November 2007 with the exception of Derek Evans, Tom Albanese and Catharine Farrow who were appointed in August 2008, August 2013 and May 2015 respectively.

(2)Member of the Compensation and Corporate Governance Committee.

(3)Member of the Audit and Risk Committee.

Each director’s term of office expires at the next annual meeting of shareholders of Franco-Nevada or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of Franco-Nevada, he or she resigns from office or he or she becomes disqualified to act as a director of Franco-Nevada.

As of the date hereof, the directors and executive officers of Franco-Nevada, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,636,960 Common Shares, representing approximately 2.0% of the Common Shares outstanding.

Biographical information regarding the directors and executive officers of Franco-Nevada is provided as follows:

Pierre Lassonde, Director and Chair —  Pierre Lassonde is the independent Chair of the Board.  Mr. Lassonde formerly served as President of Newmont from 2002 to 2006 and as a director and Vice-Chair of Newmont until November 30, 2007.  Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-CEO (1999 to 2002) of Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”).  Mr. Lassonde also served as President and CEO of Euro-Nevada Mining Corporation Limited from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada.  Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002 and of New Gold Inc. from 2008 to 2016.  Mr. Lassonde is past Chair and a past director of the World Gold Council, past Chair of the Quebec National Art Museum and a director of Enghouse Systems Limited.  Mr. Lassonde received his Chartered Financial Analyst designation from the CFA Institute in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in

1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967.  Mr. Lassonde was appointed a Member of the Order of Canada in 2002, was inducted into the Canadian Mining Hall of Fame in 2013 and was appointed Chair of the Canadian Council for the Arts in July 2015.

David Harquail, President, Chief Executive Officer and Director —  David Harquail is President & CEO and is a director of Franco-Nevada. He is Chair of the World Gold Council. He served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital Limited (“Newmont Capital”), the merchant banking division of Newmont (2002 to 2006).  Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development.  He has also held roles as President and CEO of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange.  Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario.  He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University in Sudbury as well as the Centre for Neuromodulation at Sunnybrook Health Sciences in Toronto.

Tom Albanese, Director — Tom Albanese is a director of Franco-Nevada. He served as CEO of Vedanta Resources plc (2014 to 2017), CEO of Vedanta Limited (2014 to 2017) and was CEO of Rio Tinto plc (2007 to 2013).  Mr. Albanese presently serves as a member of the Advisory Board of Nevada Copper Corp. and previously served on the boards of Vedanta Resources plc, Vedanta Limited, Rio Tinto plc, Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited.  Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Derek W. Evans, Director — Derek Evans is a director of Franco-Nevada. He served as President and CEO and a director of Pengrowth Energy Corporation (an oil and natural gas company) from 2009 until March 15, 2018.  From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust.  Mr. Evans served as President and CEO of Focus Energy Trust from May 2002 until March 2008.  Mr. Evans has over 30 years of experience in a variety of operational and senior management positions in the oil and gas business in Western Canada.  Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta.  Mr. Evans is also a member of the Institute of Corporate Directors.

Graham Farquharson, Director — Graham Farquharson is President of Strathcona Mineral Services Limited (a mining consulting firm) and is a director of Franco-Nevada.  Mr. Farquharson previously served on the boards of Placer Dome Inc., Cambior Inc., St Andrew Goldfields Ltd. and several other mining companies. In addition, Mr. Farquharson is the Chair of the Canadian Mineral Industry Education Foundation.  Mr. Farquharson holds a Bachelor of Science degree in Mining Engineering from the University of Alberta, a Master’s degree in Business Administration from Queen’s University and is a registered Professional Engineer in Ontario.  Mr. Farquharson was inducted into the Canadian Mining Hall of Fame in 2010.

Dr. Catharine Farrow, Director — Dr. Catharine Farrow is a director of Franco-Nevada and President of FarExGeoMine Ltd. (a private consultancy). Dr. Farrow previously served as founding Chief Executive Officer and a Director of TMAC Resources Inc. and Chief Operating Officer of KGHM International Ltd. (formerly FNX Mining Company Inc.). Dr. Farrow is also a member of the Advisory Committee of the Goodman School of Mines and is an Adjunct Professor at Laurentian University, and also has been a member of several non-profit boards and steering committees. Dr. Farrow is a member of the Association of Professional Geoscientists of Ontario, the Canadian Institute of Mining, Metallurgy & Petroleum, and a Fellow of the Society of Economic Geologists. She holds a Doctorate in Earth Sciences from Carleton University, a Master’s degree in Geology from Acadia University, and a Bachelor of Science degree in Geology from Mount Allison University.

Louis Gignac, Director — Louis Gignac is Chair of G Mining Services Inc. (a private consultancy) and is a director of Franco-Nevada.  Mr. Gignac previously served as President, CEO and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company and has served as a director of several companies including Domtar Corporation, St Andrew Goldfields Ltd., Marengo Mining Limited and Gaz Métro Inc.  Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981.  Mr. Gignac is a member of the Ordre des ingénieurs du Québec.  Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University.  Mr. Gignac was inducted into the Canadian Mining Hall of Fame in 2016.

Randall Oliphant, Director — Randall Oliphant has worked in natural resources in many capacities for over 30 years.  From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation, and since that time he has served on the boards of numerous public companies and not-for-profit organizations. Mr. Oliphant was the Chairman of Western Goldfields Inc. from 2006 until its business combination with New Gold in 2009.  Mr. Oliphant served as the Executive Chairman of New Gold from the time of the business combination to January 2017.  Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, a leading private equity firm, and the boards of directors of New Gold Inc. (until

April 25, 2018) and Franco-Nevada. In addition, Mr. Oliphant served as Chairman of the World Gold Council from 2013 to 2017.  Mr. Oliphant is a CPA, CA and was granted the designation of FCPA in 2016 in recognition of his outstanding contribution to his profession.

Hon. David R. Peterson, Director — David Peterson is Chairman Emeritus at the law firm Cassels Brock & Blackwell LLP and is a director of Franco-Nevada.  He was the Premier of the Province of Ontario from 1985 to 1990.  He was the founding Chair of the Toronto Raptors of the National Basketball Association and was the Chair of the successful Toronto Bid for the 2015 Pan Am Games and was the Chair of the 2015 Pan American and Parapan American Games Organizing Committee.  Mr. Peterson also serves as a director of Rogers Communications Inc.  Mr. Peterson is Chancellor Emeritus of the University of Toronto and a director of St. Michael’s Hospital Foundation.  Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Sandip Rana, Chief Financial Officer — Sandip Rana rejoined Franco-Nevada in April 2010. He previously served in treasurer and controller roles at the original Franco-Nevada until 2002 and then acted as an international controller for Newmont Mining Corporation. From 2003 to April 2010, Mr. Rana held financial roles at Four Seasons Hotels Limited where he most recently served as Vice-President Corporate Finance. Mr. Rana holds a Bachelor of Business Administration degree from the Schulich School of Business and is a Chartered Professional Accountant, CA.

Paul Brink, Senior Vice President, Business Development — Paul Brink, Senior Vice President, Business Development has been with Franco-Nevada since its inception. He previously had roles in corporate development at Newmont, investment banking at BMO Nesbitt Burns and project financing at UBS. Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Lloyd Hong, Chief Legal Officer & Corporate Secretary — Lloyd Hong, Chief Legal Officer & Corporate Secretary, joined Franco-Nevada in December 2012. He previously was the Senior Vice‐President, Legal Counsel and Assistant Secretary of Uranium One Inc. Prior to that, he was a partner with the Canadian law firm of Davis LLP (now DLA Piper (Canada) LLP) with a practice focused on corporate finance and mergers and acquisitions. Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University. Mr. Hong is a member of The Law Society of Upper Canada and The Law Society of British Columbia.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, no director or executive officer of Franco-Nevada (or where applicable, personal holding company of a director or executive officer):

(a)	is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:
(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or
(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(c)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or  had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer; or

(d)	has been subject to:
(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Derek Evans was a director (until his resignation in January 2016) of a private oil and gas company that sought protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016.

Under a settlement agreement dated November 30, 2017, Mr. Louis Gignac, a director of the Corporation, resolved concerns of the Authorité des marches financiers (“AMF”) regarding a trade in shares of another issuer made in 2015. The AMF and Mr. Gignac agreed in the settlement agreement that Mr. Gignac traded shares in error while in possession of privileged information, as defined in the Securities Act (Quebec) (the “Quebec Act”). The AMF and Mr. Gignac agreed that Mr. Gignac self-reported his trading to the AMF, fully cooperated with the AMF and that Mr. Gignac had no intention of trading with privileged information. Mr. Gignac agreed to pay an administrative fine of $94,369 under section 204 of the Quebec Act to fully resolve the matter.

For the purposes of the above, “order” means:  (i) a cease trade order; (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, and, with respect to each, was in effect more than 30 consecutive days.

Other Disclosed Matters

On October 17, 2017, the SEC filed civil charges against each of Rio Tinto plc, Tom Albanese and the former CFO of Rio Tinto plc, alleging, among other things, violations of the anti-fraud, reporting, books and records and internal control provisions of U.S. federal securities laws in connection with conduct at Rio Tinto plc and certain of its subsidiaries while Mr. Albanese was the CEO of Rio Tinto plc and prior to his becoming a director of the Corporation.  On March 2, 2018, the Australian Securities and Investments Commission (“ASIC”) commenced proceedings in the Federal Court of Australia against each of Rio Tinto Limited, Tom Albanese and the former CFO of Rio Tinto Limited relating to statements which ASIC alleges were misleading contained in the annual report of Rio Tinto Limited for 2011.

The Corporation is aware of the allegations and will continue to monitor the progress of the situation.

Conflicts of Interest

In the opinion of management of Franco-Nevada, there are no existing or potential conflicts of interest among Franco-Nevada, its directors, officers or other insiders of Franco-Nevada, other than as described in the following paragraph.  Various officers, directors or other insiders of the Corporation may hold senior positions with other entities, including entities involved in the resource industry or may otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation.  In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms.  In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict.  In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

Randall Oliphant is a director of New Gold Inc. (until April 25, 2018), a payor of two of Franco-Nevada’s royalty interests.  Conflicts of interest of this director could arise from time to time in his capacity as a director of this third party.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding material legal proceedings to which Franco-Nevada or any of its subsidiaries is a party or was a party to during fiscal 2017 or that any of its properties or assets is subject or was subject to, during fiscal 2017, and no proceedings are known to be contemplated against Franco-Nevada, any of its subsidiaries or any of their property or assets.

There have been no penalties or sanctions imposed against Franco-Nevada by a court relating to securities legislation or by a securities regulatory authority during fiscal 2017 and there have been no other penalties or sanctions imposed by a court or regulatory body against Franco-Nevada that would likely be considered important to a reasonable investor in making an investment decision. Franco-Nevada has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority during fiscal 2017.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Franco-Nevada, any other insider of Franco-Nevada or any associate or affiliate of any of such individuals or companies has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected Franco-Nevada or is reasonably expected to materially affect Franco-Nevada.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario and Computershare Investor Services at its principal office in Golden, Colorado.

MATERIAL CONTRACTS

Franco-Nevada has not entered into a material contract since October 17, 2007 (date of incorporation) that is still in effect other than material contracts entered into in the ordinary course of business (unless otherwise required to be disclosed).

EXPERTS

Certain technical and scientific information contained in this AIF, including in respect of the Antapaccay project, the Antamina project, the Candelaria project and the Cobre Panama project was reviewed and approved in accordance with NI 43-101 by Phil Wilson, C.Eng., Vice President, Technical of the Corporation and a “Qualified Person” as defined in NI 43-101.

To the knowledge of Franco-Nevada, this expert held less than 1% of the outstanding securities of the Corporation or of any associate or affiliate thereof as of the date hereof, when he prepared the technical information contained in this AIF or following the preparation of such technical information. No firm or person received, or will receive, any direct or indirect interest in any securities of the Corporation or of any associate or affiliate thereof in connection with the preparation of such technical information.

Franco-Nevada’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accounts, who have issued a report of an independent registered public accounting firm dated March 7, 2018 in respect of Franco-Nevada’s consolidated financial statements as at December 31, 2017 and 2016 and for each of the years then ended and Franco-Nevada’s internal control over financial reporting as at December 31, 2017.  They have advised Franco-Nevada that they are independent with respect to Franco‑Nevada within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and Public Company Accounting Oversight Board Rule 3520 Auditor Independence.

ADDITIONAL INFORMATION

Additional information relating to Franco-Nevada is available electronically on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov and on its website at www.franco-nevada.com.  The metric conversion table, listing of certain oil & gas terms, glossary of non-technical terms and glossary of technical terms are generally available on Franco-Nevada’s website.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Franco-Nevada’s securities and securities authorized for issuance under equity compensation plans, is contained in Franco-Nevada’s management information circular for its annual and special meeting of shareholders scheduled to be held on May 9, 2018.  For information relating to compensation and corporate governance related matters, please see “Statement of Executive Compensation” and “Statement of Governance Practices”, respectively, in such circular.

Additional financial information is provided in Franco-Nevada’s financial statements and MD&A for its most recently completed financial year.

AUDIT AND RISK COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees (“NI 52-110”).

Audit and Risk Committee Charter

The Audit and Risk Committee Charter (the “Charter”) is attached as Appendix A to this AIF.  The Charter was last updated effective March 7, 2018 with minor revisions.

With respect to risk management, the Charter provides that the Audit and Risk Committee (the “ARC”) will generally review with management the Company’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures. The ARC will also more specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled. For more information regarding the ARC’s responsibilities relating to risk management, please see Appendix A to this AIF.

Composition of the Audit and Risk Committee

As of December 31, 2017, the ARC was composed of the following three directors:  Tom Albanese, Derek Evans and Randall Oliphant, Chair.  Each director was and is considered “independent” and “financially literate” (as such terms are defined in NI 52-110, the rules of the NYSE and Rule 10A-3 of the U.S. Securities Exchange Act of 1934).

Relevant Education and Experience

Each member of the ARC is financially literate, i.e., has the ability to read and understand financial statements. Collectively, the ARC has the education and experience to fulfill the responsibilities outlined in the Charter, including those relating to risk management. The education and current and past experience of each ARC member that is relevant to the performance of his responsibilities as an ARC member is summarized below:

Education and Experience (Past and Present)

Tom Albanese	•Member of the Advisory Board of Nevada Copper Corp.
•Previous CEO of Vedanta Resources plc and Vedanta Limited (formerly known as SesaSterlite Ltd.)
•Previous Chair of Vedanta Limited’s Risk Management Committee
•Previous Chief Executive Officer of Rio Tinto plc
•Previous Chair of Rio Tinto plc Risk Committee

Derek Evans	•Previous President, CEO and Director, Pengrowth Energy Corporation
•Previous President, CEO and Director of Focus Energy Trust
•Previous Senior Executive of Renaissance Energy
•Member, Institute of Corporate Directors

Randall Oliphant	•Director of New Gold Inc. (2009-April 25, 2018)
•Previous Executive Chair of New Gold Inc.
•Previous Chief Financial Officer of Barrick Gold Corporation
•Previous Chair of the audit committee of WesternZagros Resources ULC
•FCPA, FCA (2016)
•Chartered Professional Accountant, CA (1986)
•Bachelor of Commerce (with honours), University of Toronto, 1984

Pre-Approval Policies and Procedures

The Board of Directors, upon the recommendation of the ARC, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services:

•bookkeeping or other services related to the accounting records or financial statements;

•financial information systems design and implementation;

•appraisal or valuation services, fairness opinion, or contribution-in-kind reports;

•actuarial services;

•internal audit outsourcing services;

•management functions or human resources services;

•corporate finance or other services;

•broker-dealer, investment advisor or investment banking services;

•legal services; and

•any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Franco-Nevada’s most recently completed financial year has Franco-Nevada relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of Franco-Nevada’s most recently completed financial year was a recommendation of the ARC to nominate or compensate an external auditor not adopted by the Board of Directors of Franco-Nevada.

Fees

For the years ended December 31, 2017 and 2016, PricewaterhouseCoopers LLP was paid fees from the Corporation as detailed below:

	December 31, 2017			December 31, 2016
Audit Fees	C$	857,800	(1)	C$	470,845	(1)
Audit-Related Fees	C$	70,000		C$	243,000
Tax Fees	C$	NIL		C$	NIL
Other Fees	C$	NIL		C$	NIL
Total Fees	C$	927,800		C$	713,845

(1)	Fees are reported on a cash basis and fees paid in 2017 include payment of certain invoices issued in respect of 2016.

For the year ended December 31, 2017, “Audit-Related Fees” noted above included C$55,000 and C$15,000 for services related to: (i) the French translation of documents, and (ii) ESTMA reporting, respectively.  For the year ended December 31, 2016, “Audit-Related Fees” noted above included C$175,000 and C$68,000 for services related to: (i) the Corporation’s shelf prospectus and equity issue, and (ii) the French translation of documents, respectively.

APPENDIX A

FRANCO-NEVADA CORPORATION

AUDIT AND RISK COMMITTEE CHARTER

PURPOSE

The Audit and Risk Committee is appointed by the Board of Directors of Franco-Nevada Corporation (the “Company”) to assist the Board of Directors in its oversight and evaluation of:

•the quality and integrity of the financial statements of the Company,

•the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•the qualification, independence and performance of the Company’s independent auditors,

•the performance of the Company’s Chief Financial Officer,

•risk management oversight,

•the compliance by the Company with legal and regulatory requirements in respect of its oil and gas disclosure, and

•the qualification, independence and performance of the Company’s qualified oil and gas reserves evaluator or auditor.

In addition, the Audit and Risk Committee provides an avenue for communication between the independent auditor, financial management, other employees and the Board of Directors concerning accounting and auditing matters.

The Audit and Risk Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit and Risk Committee is not responsible for:

•planning or conducting audits,

•certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with applicable accounting principles or standards, or

•guaranteeing the report of the Company’s independent auditor.

The fundamental responsibility for the Company’s financial statements and disclosure rests with management. It is not the duty of the Audit and Risk Committee to conduct investigations, to itself resolve disagreements (if any) between management and the independent auditor or to ensure compliance with applicable legal and regulatory requirements.

REPORTS

The Audit and Risk Committee shall report to the Board of Directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit and Risk Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements in respect of financial matters and disclosure, and the performance and independence of the Company’s independent auditor.

The Committee shall also prepare, as required by applicable law, any committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit and Risk Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors of the Company on the recommendation of the Company’s Compensation and Corporate Governance Committee. Each of the members of the Audit and Risk Committee shall be “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Company, and as confirmed by the Board of Directors using its business judgment. In addition, at least one member of the Audit and Risk Committee shall be a “financial expert” as determined by the Board of Directors in its business judgment. No member of the Audit and Risk Committee shall accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries or affiliates (collectively, the “Franco-Nevada Group”) (other than remuneration for acting in his or her capacity as a director) or be an “affiliated entity” within the meaning of NI 52‑110.

RESPONSIBILITIES

Independent Auditors

The Audit and Risk Committee shall:

•

Recommend to the Board of Directors the independent auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of the independent auditor;

•

Recommend to the Board of Directors any change of the independent auditor, and oversee any such change to ensure compliance with the provisions of the Canada Business Corporations Act and applicable securities legislation;

•	Require and obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit and Risk Committee and the Board of Directors of the Company;
•

Oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

•

Pre-approve all audit and permitted non-audit services provided to the Company and its subsidiary entities by the independent auditor, including adopting policies and procedures for the pre-approval of the retention thereof (subject to any restrictions on such services imposed by applicable securities legislation) and including procedures for the delegation of authority to provide such approval to one or more members of the Audit and Risk Committee; and

•

At least annually, review the qualifications, performance and independence of the independent auditor. In doing so, the Audit and Risk Committee should, among other things, undertake the measures set forth in Schedule “A”.

The Financial Statements, Audit Process and Related Disclosure

The Audit and Risk Committee shall:

•

As may be delegated by the Board of Directors, review, approve and authorize the issuance of the Company’s interim financial statements, MD&A and interim earnings press releases before the Company publicly discloses this information;

•	Review and recommend to the Board of Directors for approval the Company’s annual financial statements, MD&A and press releases before the Company publicly discloses the information; and
•

Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

The Audit and Risk Committee shall also, as it determines to be appropriate:

•	Review with management and the independent auditor,
•	the planning and staffing of the audit by the independent auditor,
•

financial information and any earnings guidance provided to analysts and rating agencies, recognizing that this review and discussion may be done generally (consisting of a discussion of the types of information to be disclosed and the types of presentations to be made) and need not take place in advance of the disclosure of each release or provision of guidance,

•

any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles or standards, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements, as raised by the independent auditor, and review management’s response thereto,

•	all critical accounting policies and practices used,
•

all alternative treatments of financial information by applicable accounting principles or standards that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

•	the use of “pro forma” or “adjusted” information that is not consistent with applicable accounting principles or standards,
•

the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise), on the Company’s financial statements,

•

any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit and Risk Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for forms filed with applicable securities regulators, and

•

the adequacy of the Franco-Nevada Group’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel and any special steps adopted in light of any material control deficiencies.

•	Review with the independent auditor,
•	the quality as well as the acceptability of the accounting principles or standards that have been applied,
•

any problems or difficulties the independent auditor may have encountered during the provision of its audit-related services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Company’s response to that letter or communication, and

•	any changes to the Company’s significant auditing and accounting principles, standards and practices suggested by the independent auditor to members of management.

Risk Management Oversight

The Audit and Risk Committee shall:

•	Generally review with management the Franco-Nevada Group’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures.
•

More specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled by:

•	reviewing the Company’s risk philosophy as set forth by management and the Board of Directors,
•	reviewing management’s assessment of the significant risks and exposures facing the Company,
•

reviewing management’s policies, plans, processes and programs to manage and control significant risks and exposures, including the Company’s loss prevention policies, disaster response and recovery programs, corporate liability protection programs for directors and officer and any other insurance programs, as applicable,

•

receiving regular reports from management regarding the development and implementation of its policies, plans, processes and programs to manage, monitor and control significant risks and exposures, and

•

if the Audit and Risk Committee deems it appropriate, requesting the independent auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed, monitored and controlled.

Oil and Gas Reserves

The Audit and Risk Committee shall:

•

Recommend to the Board of Directors the appointment of the qualified oil and gas reserves evaluators or auditors  (where required by applicable law or regulatory requirements or otherwise determined appropriate by the Audit and Risk Committee), who must be independent of the Company and who will report to the Board of Directors and the Committee on the Company’s oil and gas reserves data.

•

Review, with reasonable frequency (as determined by the Audit and Risk Committee), the Company’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with applicable disclosure requirements and restrictions.

•

When applicable, review each appointment of the Company’s qualified oil and gas reserves evaluators or auditors, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed qualified oil and gas reserves evaluator or auditor and management of the Company.

•

When applicable, review, with reasonable frequency (as determined by the Audit and Risk Committee), the Company’s procedures for providing information to the qualified oil and gas reserves evaluators or auditors who report on oil and gas reserves data.

•

When applicable, prior to approving the filing of oil and gas reserves data and the report of the qualified oil and gas reserves evaluators or auditors meet with management and each qualified oil and gas reserves evaluator or auditor to:

•	determine whether any restrictions affect the ability of the qualified oil and gas reserves evaluator or auditor to report on the oil and gas reserves data without reservation; and
•	review the oil and gas reserves data and the report of the qualified oil and gas reserves evaluator or auditor thereon.
•	When applicable, recommend to the Board of Directors whether to approve:
•	the content and filing of the statement of oil and gas reserves data and other required information,
•	the filing of the report of the independent qualified oil and gas reserves evaluator or auditor, and
•	the content and filing of the required report of management and the directors.

Compliance

The Audit and Risk Committee shall:

•	Establish procedures for:
•	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and
•	the confidential, anonymous submission by employees of the Franco-Nevada Group of concerns regarding questionable accounting or auditing matters.
•	Review and approve clear policies for the hiring by the Franco-Nevada Group of partners, employees or former partners or employees of the present and former independent auditor of the Company.

The Audit and Risk Committee shall also, as it determines appropriate:

•

Obtain reports from the Chief Financial Officer, other members of management and the independent auditor that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics, including disclosures of insider and affiliated party transactions.

•

Review with the Chief Financial Officer, other members of management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•

Advise the Board of Directors of the Company with respect to the Franco-Nevada Group’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•

Review with the Chief Financial Officer legal matters that may have a material impact on the financial statements, the Franco-Nevada Group’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•	Periodically review with management the need for an internal audit function.

Delegation

To avoid any confusion, the Audit and Risk Committee responsibilities identified above are the sole responsibility of the Audit and Risk Committee and may not be delegated to a different committee.

MEETINGS

The Audit and Risk Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit and Risk Committee should strive to be at all meetings. The Audit and Risk Committee shall meet separately, periodically, with management and the independent auditors and may request any officer or employee of the Franco-Nevada Group or the Franco-Nevada Group’s outside counsel or independent auditor to attend meetings of the Committee or with any members of, or advisors to, the Committee. The Audit and Risk Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Franco-Nevada Group.

The Audit and Risk Committee may form and delegate authority to individual members and subcommittees where the Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit and Risk Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit and Risk Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

•	Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Audit and Risk Committee with this Charter.
•	Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

SCHEDULE “A”

Qualifications, Performance and Independence of Independent Auditor

•	Review the experience and qualifications of the senior members of the independent auditor’s team.
•	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.
•

Review annual reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors of the Company take appropriate action to satisfy itself of the independence of the independent auditor.

•	Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.

Updated:  March 7, 2018

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